


SEC Mail
RECEIVED
APR 22 2013
WASH, D.C.
193
SECTION



NATIONAL INTERSTATE

2012 ANNUAL REPORT AND FORM 10-K

National Interstate Corporation Company Profile

National Interstate Corporation (Nasdaq: NATL), founded in 1989, is the holding company for a specialty property-casualty insurance group which differentiates itself by offering products and services designed to meet the unique needs of niche markets. Products include insurance for passenger, truck, and moving and storage transportation companies, alternative risk transfer, or captive programs for commercial risks, specialty personal lines products focused primarily on recreational vehicle owners and small commercial vehicle accounts, and transportation and general commercial insurance in Hawaii and Alaska. Products are offered through multiple distribution channels including independent agents and brokers, affiliated agencies and agent Internet initiatives. The Company's insurance subsidiaries, including the two primary insurers, National Interstate Insurance Company and Vanliner Insurance Company, are rated "A" (Excellent) by A.M. Best Company. Headquartered in Richfield, Ohio, National Interstate is an independently operated subsidiary of Great American Insurance Company, a property-casualty subsidiary of American Financial Group, Inc. (NYSE: AFG) (Nasdaq: AFG).

FINANCIAL SUMMARY

	At and for the Year Ended December 31,		
	2012	2011 (1)	2010 (1)
	(Dollars in thousands, except per share data)		
Operating Data:			
Gross premiums written	$ 573,470	$ 526,313	$ 438,630
Net premiums written	$ 492,215	$ 442,200	$ 354,529
Premiums earned	$ 458,049	$ 429,946	$ 358,371
Net investment income	34,927	30,554	23,298
Net realized gains on investments	6,219	4,477	4,324
Gain on bargain purchase	-	-	7,453
Other income	3,278	3,541	3,680
Total revenues	502,473	468,518	397,126
Losses and loss adjustment expenses	341,008	308,357	256,408
Commissions and other underwriting expenses	89,917	87,860	67,716
Other operating and general expenses	19,151	17,432	17,197
Expense on amounts withheld	3,953	3,910	3,450
Interest expense	615	298	294
Total expenses	454,644	417,857	345,065
Income before income taxes	47,829	50,661	52,061
Provision for income taxes	13,535	15,113	12,602
Net income	$ 34,294	$ 35,548	$ 39,459
Selected GAAP Ratios:			
Losses and loss adjustment expense ratio	74.4%	71.7%	71.5%
Underwriting expense ratio	23.1%	23.7%	22.7%
Combined ratio	97.5%	95.4%	94.2%
Return on equity	9.8%	10.8%	13.7%
Per Share Data:			
Earnings per common share, basic	$ 1.76	$ 1.84	$ 2.04
Earnings per common share, assuming dilution	1.75	1.82	2.03
Book value per common share, basic (at year end)	$ 18.07	$ 17.99	$ 15.91
Weighted average number of common shares outstanding, basic	19,446	19,371	19,343
Weighted average number of common shares outstanding, diluted	19,579	19,491	19,452
Common shares outstanding (at year end)	19,591	19,398	19,357
Cash dividends per common share	$ 2.40	$ 0.36	$ 0.32

(1) Results have been retrospectively adjusted for the changes to accounting for deferred policy acquisition costs required under Accounting Standards Update No. 2010-26.

Dear Fellow Shareholders:

We have consistently stated management's commitment to growing shareholder value. Since 2005, our first eight years as a public company, we have grown book value per share by 190% and our stock currently trades at roughly 2.5 times our IPO price. We've achieved these results with an effective business model, a specialty niche focus and dedicated and talented employees.

The prolonged soft commercial insurance market is clearly beginning to subside. Through all market conditions we maintain our business disciplines, but we cannot ignore the competitive environment. Throughout 2012 we saw the emergence of more rational pricing in our niche markets. While more appropriate rates will favorably impact our business in the coming year, we also recognize the need to continue to develop and acquire expertise and businesses to expand our product offerings. In 2012 we continued to enhance our transportation product base including introducing coverage for waste operations and quoting excess limits for trucking insureds. New product initiatives and innovations are always being considered and in various stages of development. Our successful acquisition of Vanliner Insurance Company in 2010 leaves us confident and energized, but appropriately patient, in our search for another strategic acquisition.

In addition to new products and product line extensions, we continually focus on growing and developing our existing management team and adding talent to our bench in support of our initiatives. During 2012, we hired a new President at Vanliner in conjunction with the promotion of Tony Mercurio to Executive Vice President and Chief Operating Officer. We also have added key people with experience and expertise in several of our businesses. We will continue building out our management team so that we are well-positioned to take full advantage of opportunities in 2013 and for years to come.

Following through on the commitment we made as part of our IPO, we paid our first shareholder dividend in 2005, which totaled $0.08 per share for the entire year. In each year thereafter we have paid quarterly dividends that have increased annually. In 2013, we anticipate paying quarterly dividends totaling $0.44 per share for the year. In December of 2012, we returned $2.00 per share to our shareholders in the form of a one-time special dividend. This dividend was possible because of our responsible top line growth and consistent profitability and this dividend confirms our commitment to our shareholders. Even after paying the special dividend, our ability to accumulate excess capital through operating profits, coupled with our $100 million credit facility incepting in 2012, provides us with the flexibility to continue rewarding shareholders with profitable growth.

Improving market conditions along with our proven business model, financial flexibility and our most valued resource, our human capital, has National Interstate positioned to continue creating value for our shareholders. I appreciate the contributions of our shareholders, employees, policyholders and business partners and look forward to the continued success of National Interstate.



David W. Michelson
President and Chief Executive Officer
National Interstate Corporation

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
APR 2 2 2013
193

Form 10-K

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2012

Commission File No. 000-51130

National Interstate Corporation
(Exact name of registrant as specified in its charter)

Ohio	**34-1607394**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

3250 Interstate Drive
Richfield, Ohio 44286-9000
(330) 659-8900
(Address and telephone number of principal executive offices)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of Exchange on Which registered
Common Shares, $0.01 par value	*Nasdaq Global Select Market*

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $187.3 million (based upon non-affiliate holdings of 7,042,790 shares and a market price of $26.59 at June 30, 2012).

As of March 5, 2013 there were 19,625,465 shares of the Registrant's Common Shares ($0.01 par value) outstanding.

Documents Incorporated by Reference:

Proxy Statement for 2013 Annual Meeting of Shareholders (portions of which are incorporated by reference into Part III hereof).

National Interstate Corporation

Index to Annual Report on Form 10-K

FORWARD-LOOKING STATEMENTS

The disclosures in this Form 10-K, including information incorporated by reference, contain "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995). All statements, trend analyses and other information contained in this Form 10-K relative to markets for our products and trends in our operations or financial results, as well as other statements including words such as "may," "target," "anticipate," "believe," "plan," "estimate," "expect," "intend," "project," and other similar expressions, constitute forward-looking statements. We made these statements based on our plans and current analyses of our business and the insurance industry as a whole. We caution that these statements may and often do vary from actual results and the differences between these statements and actual results can be material. Factors that could contribute to these differences include, among other things:

- general economic conditions, weakness of the financial markets and other factors, including prevailing interest rate levels and stock and credit market performance, which may affect or continue to affect (among other things) our ability to sell our products and to collect amounts due to us, our ability to access capital resources and the costs associated with such access to capital and the market value of our investments;
- our ability to manage our growth strategy;
- performance of securities markets;
- our ability to attract and retain independent agents and brokers;
- customer response to new products and marketing initiatives;
- tax law and accounting changes;
- increasing competition in the sale of our insurance products and services and the retention of existing customers;
- changes in legal environment;
- regulatory changes or actions, including those relating to the regulation of the sale, underwriting and pricing of insurance products and services and capital requirements;
- levels of natural catastrophes, terrorist events, incidents of war and other major losses;
- adequacy of insurance reserves; and
- availability of reinsurance and ability of reinsurers to pay their obligations.

The forward-looking statements herein are made only as of the date of this report. We assume no obligation to publicly update any forward-looking statements.

PART I

ITEM 1 *Business*

Introduction

National Interstate Corporation (the "Company", "we", "our") and its subsidiaries operate as an insurance holding company group that underwrites and sells traditional and alternative property and casualty insurance products primarily to the passenger transportation, trucking and moving and storage industries, general commercial insurance to small businesses in Hawaii and Alaska and personal insurance to owners of recreational vehicles and commercial vehicles throughout the United States. Our principal executive offices are located at 3250 Interstate Drive, Richfield, Ohio, 44286 and our telephone number is (330) 659-8900. Securities and Exchange Commission (the "SEC") filings, news releases, our Code of Ethics and Conduct and other information may be accessed free of charge through our website at http://invest.natl.com. SEC filings are posted to our website as soon as reasonably possible. Information on the website is not part of this Form 10-K.

Great American Insurance Company ("Great American"), a wholly-owned subsidiary of American Financial Group, Inc. ("AFG"), is our majority shareholder. At December 31, 2012, Great American owned 51.9% of our outstanding shares. Our common shares trade on the Nasdaq Global Select Market under the symbol "NATL."

Acquisition of Vanliner Group, Inc.

Effective July 1, 2010, we and our principal insurance subsidiary, National Interstate Insurance Company ("NIIC"), established our presence in the moving and storage industry with the acquisition of Vanliner Insurance Company ("VIC") from UniGroup, Inc. The consolidated financial information in this Form 10-K includes the results of VIC from the date of acquisition.

Property and Casualty Insurance Operations

We are a specialty property and casualty insurance company with a niche orientation and a focus on the transportation industry. Founded in 1989, we have had an uninterrupted record of profitability in every year since 1990, our first full year of operation. We have also reported an underwriting profit in 22 of the 24 years we have been in business. For the year ended December 31, 2012, we had gross premiums written (direct and assumed) of $573.5 million and net income of $34.3 million.

Our Products

We offer approximately 40 product lines in the specialty property and casualty insurance market, which we group into four general business components (alternative risk transfer ("ART"), transportation, specialty personal lines and Hawaii and Alaska) based on the class of business, insureds' risk participation or geographic location.

The following table sets forth an analysis of gross premiums written by business component during the years indicated:

	Year Ended December 31,					
	2012		2011		2010	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
Alternative Risk Transfer	$316,114	55.2%	$285,352	54.2%	$229,844	52.4%
Transportation	180,786	31.5%	162,870	30.9%	123,752	28.2%
Specialty Personal Lines	51,026	8.9%	53,729	10.2%	61,662	14.1%
Hawaii and Alaska	18,383	3.2%	18,137	3.5%	18,104	4.1%
Other	7,161	1.2%	6,225	1.2%	5,268	1.2%
Gross premiums written	$573,470	100.0%	$526,313	100.0%	$438,630	100.0%

For 2012, the range of premiums for our business components and their annual premium averages were as follows:

	Premium Range	Annual Averages
Alternative Risk Transfer	$6,200-$7,135,000	$79,400
Transportation	$3,800-$104,600	$20,200
Specialty Personal Lines	$1,000-$3,000	$1,100
Hawaii and Alaska	$1,900-$26,900	$3,700

Alternative Risk Transfer. We underwrite, market and distribute primarily truck transportation, passenger transportation and moving and storage ART insurance products, also known as captives. ART products function by utilizing insurance or reinsurance companies that are owned or "rented" (as described below) by the participants in the program. Participants may include homogeneous groups of passenger transportation, trucking or moving and storage companies, transportation insurance agencies and individual, larger insureds as single participants in our large account ART products. Program participants share in the underwriting profits or losses and the investment results associated with the risks of being insured through the program. Participants in these programs typically are interested in the improved risk control, increased participation in the claims settlement process and asset investment features associated with an ART insurance program.

We support two forms of ART programs – member-owned and rental. In a member-owned ART program, the participants form, capitalize and manage their own reinsurance company. In a rental ART program, the reinsurance company is formed, capitalized and managed by someone other than the participants. The participants in a rental ART program pay a fee to the reinsurance company owner to use the reinsurance facility in their ART program; in other words, the participants "rent" it. For both member-owned and rental ART programs, we typically underwrite and price the risk, issue the policies and adjust the claims. A portion of the risk and premium is ceded to the ART insurance program. The ART insurance program serves the same purpose for the participants regardless of whether they own the reinsurance company or rent it. Hudson Indemnity, Ltd. ("HIL"), our consolidated subsidiary, is "rented" to program participants to facilitate the transfer of risk to the participants and the respective program's results are recorded solely in HIL's financial statements. Captive reinsurance facilities owned and managed directly by the member-owned program participants are not consolidated in our financial results since they are not variable interest entities.

The revenue we earn, our profit margins and the risks we assume are substantially consistent in member-owned and rental ART programs. The primary differences to us are the expenses associated with these programs and who ultimately bears those expenses. In a member-owned ART program, the participants own and manage their own reinsurance company, which includes general management responsibilities, financial statement preparation, actuarial analysis, investment management, corporate governance, regulatory management and legal affairs. If the actual expenses associated with managing a member-owned ART program exceed the funded projections, the participants pay for these added expenses outside the insurance transaction. In our rental ART programs, we include an expense charge in the program premium that we charge participants to fund expenses related to the managing of HIL. Investment management expenses also are included in the program premium and we cap the participant's expense contribution regardless of whether or not we collect adequate funds to operate the off-shore reinsurance company.

All other loss, expense and profit margin components are substantially the same for our member-owned or rental ART programs. The advantage of a member-owned ART program to the participants is the ability to change policy issuing companies and service providers without changing the makeup of their group. Rental ART program participants are not obligated to capitalize their own reinsurer. They generally enjoy a slightly lower expense structure and their ART program expenses are fixed for the policy year regardless of the amount of expenses actually incurred to operate the reinsurer and facilitate participant meetings.

The premiums generated by each of the ART insurance programs offered by us are developed in a similar manner. The most important component of the premium charged is the development of the participants' loss fund. The loss fund represents the amount of premium needed to cover the participants' expected losses in the layer of risk being ceded to the captive reinsurer. Participants may assume 100% of the losses in the first loss layer or participate in a quote share arrangement, where the losses are shared between the participants and us. The loss layers typically range from $50,000 to $500,000 per occurrence and our customers' participation percentages in quota share arrangements generally range from 30% to 50%. Once the participants' loss fund is established, all other expenses related to the coverages and services being provided are derived by a formula agreed to in advance by the ART program participants and the service providers. We are the primary or only service provider to every rental ART program we support. The service providers issue policies, adjust claims, provide loss control consulting services, assume the risk for losses exceeding the ART program retention and either manage the member-owned reinsurance company needed to facilitate the transfer of risk to the participants or provide a rental reinsurance facility that serves the same purpose. These items, which are included in premiums charged to the insured, range from approximately 30.0% to 60.0% of a $1 million policy premium depending on the program structure and the loss layer ceded to the ART program.

Since our first member-owned ART program in the passenger transportation insurance market was established in 1995, we have established additional ART products for passenger and commercial transportation, including but not limited to, rental cars, paratransit operations, taxi cabs, liquefied petroleum gas distributors, buses, crane and rigging operators, trucks and moving and storage companies. As of December 31, 2012, we insured approximately 360 transportation companies in ART programs. No one customer in our ART business accounted for 10.0% or more of the revenues of this component of our business during 2012. We also have partnered with insureds and agents in programs, whereby the insured or agent shares in underwriting results and investment income with HIL.

Transportation. We believe that we are one of the largest writers of insurance for the passenger transportation industry in the United States. In our transportation component, we underwrite commercial auto liability, general liability, physical damage and motor truck cargo and related coverages for truck and passenger operators. Beginning in 2012, we also underwrite workers' compensation insurance for passenger transportation operators. Passenger transportation operators include charter and tour bus companies, municipal transit systems, school transportation contractors, limousine companies, inter-city bus services and community service and paratransit operations. We also provide tailored coverages to the moving and storage industry including, but not limited to, commercial auto liability, physical damage, workers' compensation, employers' liability, cargo, commercial umbrella, commercial property, general liability, crime, equipment breakdown, inland marine and movers and warehousemen's liability. No one customer in our transportation component accounted for 10.0% or more of the revenues of this component during 2012.

Specialty Personal Lines. We believe our specialty recreational vehicle, or RV insurance program, differs from those offered by traditional personal auto insurers because we offer coverages written specifically for RV owners, including those who live in their RV full-time. We offer coverage for campsite liability, vehicle replacement coverage and coverage for trailers, golf carts and campsite storage facilities. In addition to our RV product, we also offer companion personal auto coverage to RV policyholders covering automobiles owned by our insured RV policyholders. One feature of our companion auto product that we believe is not generally available from other insurers is the application of a single deductible when an insured RV and the insured companion auto being towed are both damaged in an accident. We also assume all of the net risk related to policies for RV risks underwritten by us and issued by Great American.

Also included in the specialty personal lines component is the commercial vehicle product, which we offered in twelve states as of December 31, 2012. This product provides coverage for companies with vehicles used by contractors, artisans and other small businesses. We currently insure vehicles ranging from private passenger autos to customized vans and dump trucks. We continue to leverage current technology advances to enhance our existing distribution channels for the commercial vehicle product.

Hawaii and Alaska. Our Hawaii office provides general commercial and transportation insurance for business owners in both Hawaii and Alaska. We have become a leading writer of public and truck transportation in both states and continue to look for new opportunities to enhance our general commercial position.

Geographic Concentration

The following table sets forth the geographic distribution of our direct premiums written for the years indicated:

	Year Ended December 31,			
	2012		2011	
	Volume	Percent of Total	Volume	Percent of Total
	(Dollars in thousands)			
California	$ 82,565	14.6%	$ 75,538	14.6%
Texas	41,519	7.4%	42,073	8.1%
New York	31,521	5.6%	30,311	5.9%
North Carolina	29,379	5.2%	23,452	4.5%
Florida	27,824	4.9%	27,604	5.3%
Pennsylvania	25,597	4.5%	24,575	4.8%
New Jersey	23,621	4.2%	22,200	4.3%
Illinois	22,432	4.0%	17,911	3.5%
Missouri	20,901	3.7%	19,691	3.8%
All other states	259,242	45.9%	233,563	45.2%
Direct premiums written	$564,601	100.0%	$516,918	100.0%

Concentration by Statutory Line of Business

The following table sets forth our direct premiums written by statutory line of business for the years indicated:

	Year Ended December 31,			
	2012		2011	
	Volume	Percent of Total	Volume	Percent of Total
	(Dollars in thousands)			
Auto and other liability	$311,532	55.2%	$301,343	58.3%
Workers' compensation	159,994	28.3%	120,674	23.3%
Auto physical damage	78,557	13.9%	81,827	15.8%
All other lines	14,518	2.6%	13,074	2.6%
Direct premiums written	$564,601	100.0%	$516,918	100.0%

Product Management Organization

We believe we have a competitive advantage in our major lines of business, in part, as a result of our product management focus. Each of our product lines is headed by a manager who assists in determining and is solely responsible for achieving that product line's planned results. We believe that the use of a product management organization provides the focus required to successfully offer and manage a diverse set of product lines. We offer our large transportation customers flexibility based on their needs by, for example, designing custom insurance programs, such as unique billing plans and deductibles. Our claims, accounting, information technology and other support functions are organized to align their resources with specific product line initiatives and needs. Our product managers are responsible for the underwriting, pricing and marketing and they are held accountable for underwriting profitability of a specific insurance product. Other required services and support are provided across product lines by functional managers.

Underwriting

We employ a pricing segmentation approach in our underwriting that makes extensive use of proprietary data and pricing methodologies. Our pricing strategy enables our product managers to manage rate structures by evaluating detailed policyholder information, such as loss experience based on driver characteristics, financial responsibility scores (where legally permissible) and the make/model of vehicles. This pricing segmentation approach requires extensive involvement of the product managers, who are responsible for the underwriting profitability of a specific product line with direct oversight of product design and rate level structure by our most senior managers. Individual product managers work closely with our pricing and database managers to generate rate level indications and other relevant data. We use this data coupled with information from the National Council on Compensation Insurance and the actuarial loss costs obtained from the Insurance Services Office, an insurance industry advisory service organization, as a benchmark in pricing our products. We believe the quality of our proprietary data, combined with our rigorous approach, has permitted us to respond more quickly than our competitors to adverse trends and to obtain appropriate pricing and risk selection for each individual account.

Risk selection and pricing decisions are discussed regularly by product line underwriters and product managers. We believe this group's input and deliberation on pricing and risk selection reaffirms our philosophy and underwriting culture and aids in avoiding unknown exposures. Underwriting files at both our regional and corporate offices are audited by senior management on a regular basis for compliance with our price and risk selection criteria. Product managers are responsible for the underwriting profitability resulting from these risk selection and pricing decisions and the incentive-based portion of their compensation is based, in part, on that profitability.

Marketing and Distribution

We offer our products through multiple distribution channels including independent agents and brokers, program administrators, affiliated agencies and agent internet initiatives. During the year ended December 31, 2012, approximately 88% of our gross premiums written were generated by unaffiliated producers (i.e. independent agents, brokers and program administrators) and approximately 12% were generated by our affiliated agencies. Together, our top two unaffiliated producers accounted for approximately 12% of our gross premiums written during 2012.

Reinsurance

We are involved in both the cession and assumption of reinsurance. We reinsure a portion of our business to other insurance companies. Ceding reinsurance permits diversification of our risks and limits our maximum loss arising from large or unusually hazardous risks or catastrophic events. We are subject to credit risk with respect to our reinsurers, because the ceding of risk to a reinsurer generally does not relieve us of liability to our insureds until claims are fully settled. To mitigate this credit risk, we cede business only to reinsurers if they meet our credit ratings criteria of an A.M. Best rating of "A-" or better. If a reinsurer is not rated by A.M. Best or their rating falls below "A-", our contract with them generally requires that they secure outstanding obligations with cash, a trust or a letter of credit that we deem acceptable.

Claims Management and Administration

We believe that effective claims management is critical and has contributed to our success, and that our process is cost efficient, delivers the appropriate level of claims service and produces superior claims results. We are focused on controlling claims from their inception with thorough investigation, accelerated communication to insureds and claimants and compressing the cycle time of claim resolution to control both loss cost and claim handling cost.

Claims arising under our insurance policies are reviewed, supervised and handled by our internal claims department. As of December 31, 2012, our claims organization employed 168 people (31% of our employee group) and operated out of three regional offices. All of our claims employees have been trained to handle claims according to our customer-focused claims management processes and procedures and are subject to periodic audit. We systematically conduct continuing education for our claims staff in the areas of best practices, fraud awareness, legislative changes and litigation management. All large claim reserves are reviewed on a quarterly basis by executive claims management, and adjusters frequently participate in audits and large loss reviews with participating reinsurers. We also employ a formal large loss review methodology that involves senior company management, executive claims management and adjusting staff in a quarterly review of all large loss exposures.

We provide 24-hour, 7 days per week, toll-free service for our policyholders to report claims. When we receive the first notice of loss, our claims personnel open a file and establish appropriate reserving to maximum probable exposure (based on our historical claim settlement experience) as soon as practicable and continually revise case reserves as new information develops. We maintain and implement a fraud awareness program designed to educate our claims employees and others throughout the organization of fraud indicators. Potentially fraudulent claims are referred for special investigation and fraudulent claims are contested.

Our physical damage claims processes involve the utilization and coordination of internal staff, vendor resources and property specialists. We pay close attention to the vehicle repair process, which we believe reduces the amount we pay for repairs, storage costs and auto rental costs.

Our ART programs have dedicated claims personnel and claims services tailored to each program. Each ART program has a dedicated claims manager, receives extra communications pertaining to reserve changes and/ or payments and has dedicated staff resources.

We employ highly qualified and experienced liability adjusters who are responsible for overseeing all injury-related losses including those in litigation. We identify and retain specialized outside defense counsel to litigate such matters. We negotiate fee arrangements with retained defense counsel and attempt to limit our litigation costs. The liability focused adjusters manage these claims by placing a priority on detailed file documentation and emphasizing investigation, evaluation and negotiation of liability claims.

Reserves for Unpaid Losses and Loss Adjustment Expenses ("LAE")

We estimate liabilities for the costs of losses and LAE for both reported and unreported claims based on historical trends adjusted for changes in loss costs, underwriting standards, policy provisions, product mix and other factors. Estimating the liability for unpaid losses and LAE is inherently judgmental and is influenced by factors that are subject to significant variation. We monitor factors such as the effect of inflation on medical, hospitalization, material repair and replacement costs, general economic trends and the legal environment. While the ultimate liability may be greater than recorded loss reserves, the reserve tail for transportation coverage is generally shorter than that associated with many other casualty coverages and, therefore, generally can be established with less uncertainty than coverages having longer reserve tails.

We review loss reserve adequacy and claims adjustment effectiveness quarterly. We focus significant management attention on claims reserved above $100,000. Further, our reserves are certified by accredited actuaries from Great American to state regulators annually. Reserves are routinely adjusted as additional information becomes known. These adjustments are reflected in current year operations.

The following tables present the development of our loss reserves, net of reinsurance, on a U.S. generally accepted accounting principles ("GAAP") basis for the calendar years 2002 through 2012. The top line of each table shows the estimated liability for unpaid losses and LAE recorded at the balance sheet date for the indicated year. The next line, *"As re-estimated at December 31, 2012,"* shows the re-estimated liability as of December 31, 2012. The remainder of the table presents intervening development from the initially estimated liability. This development results from additional information and experience in subsequent years. The middle line shows a net cumulative redundancy which represents the aggregate percentage decrease in the liability initially estimated. The lower portion of the table indicates the cumulative amounts paid as of successive periods.

Net Liability for Unpaid Losses And LAE:	**2002**	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**
					(Dollars in thousands)						
As originally estimated	$67,162	$86,740	$111,644	$151,444	$181,851	$210,302	$262,440	$276,419	$596,136	$594,448	$607,604
As re-estimated at December 31, 2012	61,687	78,285	97,368	134,686	163,279	197,482	248,675	266,085	553,526	578,705	
Liability re-estimated as of:											
One year later	63,462	84,485	106,409	143,991	176,179	209,448	261,154	269,747	583,663	578,705	
Two years later	64,687	83,862	103,416	142,929	173,860	207,281	250,185	267,995	553,526		
Three years later	63,037	81,991	99,768	139,994	169,879	199,142	248,851	266,085			
Four years later	62,564	79,673	99,487	138,108	166,043	198,852	248,675				
Five years later	60,551	79,084	99,362	135,635	163,855	197,482					
Six years later	61,268	79,163	98,005	134,328	163,279						
Seven years later	62,437	78,797	97,312	134,686							
Eight years later	61,794	78,330	97,368								
Nine years later	61,636	78,285									
Ten years later	61,687										
Net cumulative redundancy[1]	5,475	8,455	14,276	16,758	18,572	12,820	13,765	10,334	42,610	15,743	
Net cumulative redundancy — %	8.2%	9.7%	12.8%	11.1%	10.2%	6.1%	5.2%	3.7%	7.1%	2.6%	
Cumulative paid of:											
One year later	22,792	29,616	37,049	51,901	63,314	67,673	91,615	90,410	182,652	201,717	
Two years later	36,927	48,672	59,038	85,193	95,752	111,841	145,279	146,378	302,821		
Three years later	48,660	61,001	76,617	101,340	119,984	141,484	182,163	189,177			
Four years later	53,531	68,594	84,070	112,474	133,976	159,410	209,272				
Five years later	57,697	71,904	89,821	117,073	140,160	170,085					
Six years later	59,035	74,938	91,206	119,461	144,133						
Seven years later	61,179	75,137	91,919	121,566							
Eight years later	61,021	75,280	93,116								
Nine years later	60,992	75,781									
Ten years later	61,476										

[1] —Favorable development associated with Vanliner's guaranteed reserves recorded in 2012 and 2011 was $19.0 million and $9.8 million, respectively. Such development is required to be reflected in the year of acquisition. As such, these amounts are included in the 2010 net cumulative redundancy reflected above. See Notes 3 and 13 to our consolidated financial statements — "Acquisition of Vanliner Group, Inc." and "Unpaid Losses and LAE," respectively, for discussions of this guaranty and its impact on our unpaid losses and LAE.

The following is a reconciliation of our net liability to the gross liability for unpaid losses and LAE:

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
					(Dollars in thousands)						
As originally estimated:											
Net liability shown above	$ 67,162	$ 86,740	$111,644	$151,444	$181,851	$210,302	$262,440	$276,419	$596,136	$594,448	$607,604
Add reinsurance recoverables	35,048	41,986	59,387	71,763	84,115	91,786	137,561	140,841	202,509	182,128	167,701
Gross liability	$102,210	$128,726	$171,031	$223,207	$265,966	$302,088	$400,001	$417,260	$798,645	$776,576	$775,305
As re-estimated at December 31, 2012											
Net liability shown above	$ 61,687	$ 78,285	$ 97,368	$134,686	$163,279	$197,482	$248,675	$266,085	$553,526	$578,705	N/A
Add reinsurance recoverables re-estimated	48,287	50,870	56,384	58,902	56,539	49,176	95,267	76,677	132,270	143,790	N/A
Gross liability	$109,974	$129,155	$153,752	$193,588	$219,818	$246,658	$343,942	$342,762	$685,796	$722,495	N/A
Gross cumulative (deficiency) redundancy	$ (7,764)	$ (429)	$ 17,279	$ 29,619	$ 46,148	$ 55,430	$ 56,059	$ 74,498	$112,849	$ 54,081	N/A
Gross cumulative (deficiency) redundancy — %	(7.6%)	(0.3%)	10.1%	13.3%	17.4%	18.3%	14.0%	17.9%	14.1%	7.0%	N/A

These tables do not present accident or policy year development data. Furthermore, in evaluating the re-estimated liability and cumulative (deficiency) redundancy, we note that each amount includes the effects of changes in amounts for prior periods. Conditions and trends that affected development of the liability in the past may not necessarily exist in the future. Accordingly, extrapolating redundancies and or deficiencies based on this table is inherently uncertain.

The preceding tables show our calendar year development for each of the last ten years resulting from reevaluating the original estimate of the loss and LAE liability on both a net and gross basis. Gross reserves are liabilities for direct and assumed losses and LAE before a reduction for amounts ceded. At December 31, 2012, our liability on a gross basis was $775.3 million and our asset for ceded reserves was $167.7 million. The difference between gross development and net development is ceded loss and LAE reserve development. The range of dollar limits ceded by us is much greater and therefore more volatile than the range of dollar limits we retain, which could cause more volatility in estimates for ceded losses. Therefore, ceded reserves are more susceptible to development than net reserves. Net calendar year reserve development affects our income for the year while ceded reserve development or savings affects the income of reinsurers.

Investments

General

We approach investment and capital management with the intention of supporting insurance operations by providing a stable source of income to supplement underwriting income. We strive to protect capital while optimizing investment income and capital appreciation and maintaining appropriate liquidity. Our Board of Directors has established investment guidelines and reviews the portfolio performance at least quarterly for compliance with its established guidelines.

During 2012, we continued to shift the mix of our fixed maturities portfolio by reinvesting cash flows from sold and matured investments primarily into state and local government obligations and commercial mortgage-backed securities ("MBS"), as these securities generally offered the best mix of yield and duration for our business needs. This shift in our portfolio's composition was also impacted by the mix of securities sold to fund our one-time special $2.00 per share dividend payment in December 2012.

The following table presents the percentage distribution of our investment portfolio for the dates given based upon fair value:

	At December 31,	
	2012	2011
Fixed maturities:		
State and local government obligations	35.7%	34.1%
Corporate obligations	20.5%	23.0%
Residential mortgage-backed securities	19.2%	22.5%
U.S. Government and government agency obligations	11.1%	10.4%
Commercial mortgage-backed securities	4.7%	2.4%
Other debt obligations	1.1%	0.0%
Foreign government obligations	0.6%	0.6%
Redeemable preferred stock	0.4%	1.0%
Total fixed maturities	93.3%	94.0%
Equity securities:		
Common stocks	2.5%	3.1%
Perpetual preferred stocks	0.6%	0.1%
Total equity securities	3.1%	3.2%
Other invested assets	3.6%	2.8%
Total	100.0%	100.0%

The following table presents the yields of our investment portfolio:

	Year Ended December 31,		
	2012	2011	2010
Yield on fixed maturities:			
Excluding realized gains and losses	3.7%	3.3%	3.4%
Including realized gains and losses	4.2%	3.8%	3.8%
Yield on equity securities:			
Excluding realized gains and losses	2.6%	2.9%	2.2%
Including realized gains and losses	6.5%	3.0%	2.3%
Yield on other invested assets			
Excluding realized gains and losses	0.0%	0.0%	0.0%
Including realized gains and losses	1.5%	(3.2%)	8.4%
Yield on all investments:			
Excluding realized gains and losses	3.5%	3.2%	3.3%
Including realized gains and losses	4.1%	3.6%	3.9%

The table below compares total returns on our fixed maturities and equity securities to comparable public indices. We benchmark our fixed maturity portfolio, excluding redeemable preferred stock, to the Barclays Intermediate Aggregate Index because we believe it best matches our investment strategy and the resulting composition of our portfolio. For similar reasons we benchmark our equity investments in common stock against the Standard & Poor's ("S&P") 500 Index. Both our performance and the indices include investment income, realized gains and losses and changes in unrealized gains and losses.

	Year Ended December 31,		
	2012	2011	2010
Fixed maturities:			
National Interstate Total Return on Fixed Maturities	6.8%	6.6%	5.5%
Barclays Intermediate Aggregate Index	3.5%	6.0%	5.9%
Equity securities:			
National Interstate Total Return on Equity Securities	9.7%	(2.8%)	8.1%
S&P 500 Index	16.0%	2.1%	15.1%

Fixed Maturity Investments

Our fixed maturity portfolio is primarily invested in investment grade securities. The following table shows our fixed maturity securities by S&P or comparable rating as of December 31, 2012:

S&P or Comparable Rating	Amortized Cost	Fair Value	% of Total
	(Dollars in thousands)		
AAA, AA, A	$690,090	$723,896	76.6%
BBB	126,883	134,003	14.2%
Total Investment Grade	816,973	857,899	90.8%
BB	16,726	17,501	1.9%
B	25,191	26,761	2.8%
CCC	12,245	12,713	1.3%
CC, C, D	28,917	29,878	3.2%
Total Non-Investment Grade	83,079	86,853	9.2%
Total	$900,052	$944,752	100.0%

At December 31, 2012, approximately 81% of our MBS, having a fair value of $196.4 million, were rated investment grade (BBB or better) by major rating firms. The National Association of Insurance Commissioners ("NAIC") retained a third-party investment management firm to assist in the determination of appropriate NAIC designations for MBS based not only on the probability of loss (which is the primary basis of ratings by the major ratings firms), but also on the severity of loss and statutory carrying value. At December 31, 2012, all (based on statutory carrying value of $233.9 million) of our MBS had an NAIC designation of 1.

The maturity distribution of fixed maturity investments held as of December 31, 2012 is as follows (actual maturities may differ from scheduled maturities due to the borrower having the right to call or prepay certain obligations):

	December 31, 2012	
	Fair Value	% of Total
	(Dollars in thousands)	
One year or less	$ 21,559	2.3%
More than one year to five years	260,207	27.5%
More than five years to ten years	278,165	29.5%
More than ten years	142,522	15.1%
	702,453	74.4%
Mortgage-backed securities	242,299	25.6%
Total fixed maturities	$944,752	100.0%

The fixed income investment funds are generally invested in securities with intermediate-term maturities with an objective of optimizing total return, including investment income, while allowing flexibility to react to changes in market conditions and maintaining sufficient liquidity to meet policyholder obligations. At December 31, 2012, the weighted average modified duration (unadjusted for call provision) was approximately 4.6 years, the weighted average effective duration (adjusted for call provisions) was 3.8 years and the weighted average maturity was 5.8 years. The concept of weighted average effective duration takes into consideration the probability of the exercise of the various call features associated with many of the fixed income securities we hold. Fixed income securities are frequently issued with call provisions that provide the issuer the option of accelerating the maturity of the security.

Competition

The commercial transportation insurance industry is highly competitive and, except for regulatory considerations, there are relatively few barriers to entry. We compete with numerous insurance companies and reinsurers, including large national underwriters and smaller niche insurance companies. We believe that our primary competitors in the commercial specialty insurance market include, among others, Lancer Insurance Company, RLI Corporation, Great West Casualty Company (a subsidiary of Old Republic International Corporation), Northland Insurance Company (a subsidiary of the Travelers Companies, Inc.), Sentry Insurance, Liberty Mutual Insurance Company and American International Group, Inc. In the specialty personal lines market, our primary competitors are Progressive Corporation and GMAC Insurance Group, and in our Hawaii and Alaska markets, our primary competitors are Island Insurance Company, First Insurance, Dongbu Insurance Company, DTRIC Insurance Company, Alaska National Insurance Company and Zurich Insurance Company. In the moving and storage market we compete against, among others, Zurich Insurance Company and Transguard Insurance Company of America.

We compete in the property and casualty insurance marketplace with other insurers on the basis of price, coverages offered, product and program design, claims handling, customer service quality, agent commissions where applicable, geographic coverage, reputation and financial strength ratings by independent rating agencies. We compete by developing product lines to satisfy specific market needs and by maintaining relationships with our independent agents and customers who rely on our expertise. This expertise, along with our experience in offering specialty underwriting products, is our principal means of distinguishing ourselves from our competitors.

We believe we have a competitive advantage in our major lines of business as a result of the extensive experience of our management, our superior service and products, our willingness to design custom insurance programs for our large transportation customers and the extensive use of current technology with respect to our insureds and independent agent force. However, we are not "top-line" oriented and are willing to sacrifice premium volume during periods that we believe exhibit unrealistic rate competition. Accordingly, should competitors determine to "buy" market share with unprofitable rates, our insurance subsidiaries could experience limited growth or a decline in business until market pricing returns to what we view as profitable levels.

Ratings

A.M. Best assigned our current group rating of "A" (Excellent) to our domestic insurance companies. According to A.M. Best, "A" ratings are assigned to insurers that have, on balance, excellent balance sheet strength, operating performance and business profile when compared to the standards established by A.M. Best and, in A.M. Best's opinion, have a strong ability to meet their ongoing obligations to policyholders. The objective of A.M. Best's rating system is to provide potential policyholders and other interested parties an opinion of an insurer's financial strength and ability to meet ongoing obligations, including paying claims. This rating reflects A.M. Best's analysis of our balance sheet, financial position, capitalization and management. This rating is subject to periodic review and may be revised downward, upward or revoked at the sole discretion of A.M. Best. Any changes in our rating category could affect our competitive position.

Regulation

State Regulation

General

Our insurance subsidiaries are subject to regulation in all 50 states, Washington D.C. and the Cayman Islands. The extent of regulation varies by jurisdiction and generally derives from statutes that delegate regulatory, supervisory and administrative authority to a department of insurance in each jurisdiction in which the companies transact insurance business. These statutes and regulations generally require each of our insurance subsidiaries to register with the insurance department where the company is domiciled and to furnish annually financial and other information about the operations of the company. Certain transactions and other activities by our insurance companies must be approved by Ohio, Missouri or Cayman Islands regulatory authorities, where our active insurance company subsidiaries are domiciled, before the transaction takes place.

The regulation, supervision and administration also relate to statutory capital and reserve requirements and standards of solvency that must be met and maintained, the payment of dividends, changes of control of insurance companies, the licensing of insurers and their agents, the types of insurance that may be written, the regulation of market conduct, including underwriting and claims practices, provisions for unearned premiums, losses, LAE and other obligations, the ability to enter and exit certain insurance markets, the nature of and limitations on investments, premium rates or restrictions on the size of risks that may be insured under a single policy, privacy practices, deposits of securities for the benefit of policyholders, payment of sales compensation to third parties and the approval of policy forms and guaranty funds.

State insurance departments also conduct periodic examinations of the business affairs of our insurance companies and require us to file annual financial and other reports, prepared under statutory accounting principles, relating to the financial condition of companies and other matters. These insurance departments conduct periodic examinations of the books and records, financial reporting, policy filings and market conduct of our insurance companies doing business in their states, generally once every three to five years, although target financial, market conduct and other examinations may take place at any time. These examinations are generally carried out in cooperation with the insurance departments of other states in which our insurance companies transact insurance business under guidelines promulgated by the NAIC. Any adverse findings by insurance departments could result in significant fines and penalties, negatively affecting our profitability.

Generally, state regulators require that all material transactions among affiliated companies in our holding company system to which any of our insurance subsidiaries is a party, including sales, loans, reinsurance agreements, management agreements and service agreements must be fair and reasonable. In addition, if the transaction is material or of a specified category, prior notice and approval (or absence of disapproval within a specified time limit) by the insurance department where the subsidiary is domiciled is required.

Statutory Accounting Principle ("SAP")

SAP is a basis of accounting developed to assist insurance regulators in monitoring and regulating the solvency of insurance companies. One of the primary goals is to measure an insurer's statutory surplus. Accordingly, statutory accounting focuses on valuing assets and liabilities of our insurance subsidiaries at financial reporting dates in accordance with appropriate insurance laws and regulatory provisions applicable in each insurer's domiciliary jurisdiction. Insurance departments utilize SAP to help determine whether our insurance companies will have sufficient funds to timely pay all the claims of our policyholders and creditors. GAAP gives more consideration to matching of revenue and expenses than SAP. As a result, assets and liabilities will differ in financial statements prepared in accordance with GAAP as compared to SAP. Major differences for SAP include charging policy acquisition costs to expense as incurred rather than spreading the costs over the periods covered by the policies; reporting investment grade bonds and redeemable preferred stocks at amortized cost rather than fair value; netting of reinsurance recoverables and prepaid reinsurance premiums against the corresponding liabilities rather than reporting such items separately; and charging to surplus certain GAAP assets, such as furniture and fixtures and agents' balances over 90 days old.

SAP, as established by the NAIC and adopted, for the most part, by the various state insurance regulators determine, among other things, the amount of statutory surplus and net income of our insurance subsidiaries and thus determine, in part, the amount of funds they have available to pay as dividends to us.

Restrictions on Paying Dividends

State insurance laws restrict the ability of our insurance subsidiaries to declare shareholder dividends and require our insurance companies to maintain specified levels of statutory capital and surplus. The amount of an insurer's surplus following payment of any dividends must be reasonable in relation to the insurer's outstanding liabilities and adequate to meet its financial needs. Limitations on dividends are generally based on net income or statutory capital and surplus.

The maximum amount of dividends that our insurance companies can pay to us in 2013 without seeking regulatory approval is $52.9 million. NIIC paid $21.0 million and $10.0 million in dividends in 2012 and 2011, respectively, without the need for regulatory approval. In addition, NIIC paid a $39.0 million extraordinary dividend in 2012 with required regulatory approval.

Assessments and Fees Payable

Virtually all states require insurers licensed to do business in their state to bear a portion of the loss suffered by insureds as a result of the insolvency of other insurers. Significant assessments could limit the ability of our insurance subsidiaries to recover such assessments through tax credits or other means. We paid assessments of $3.8 million, $3.3 million and $3.5 million in the years ended December 31, 2012, 2011 and 2010, respectively. Our estimated liability for anticipated assessments was $5.5 million and $4.8 million at December 31, 2012 and 2011, respectively.

Risk-Based Capital ("RBC") Requirements

In order to enhance the regulation of insurer solvency, the NAIC has adopted formulas and model laws to determine minimum capital requirements and to raise the level of protection that statutory surplus provides for policyholder obligations. The model law provides for increasing levels of regulatory intervention as the ratio of an insurer's total adjusted capital and surplus decreases relative to its RBC, culminating with mandatory control of the operations of the insurer by the domiciliary insurance department at the so-called "mandatory control level." At December 31, 2012, the capital and surplus of all of our insurance companies substantially exceeded the RBC requirements.

Restrictions on Cancellation, Non-Renewal or Withdrawal

Many states in which we conduct business have laws and regulations that limit the ability of our insurance companies licensed in that state to exit a market, cancel policies or not renew policies. Some states prohibit us from withdrawing one or more lines of business from the state, except pursuant to a plan approved by the state insurance regulator, which may disapprove a plan that may lead to market disruption.

Federal Regulation

General

The federal government generally does not directly regulate the insurance business. However, federal legislation and administrative policies in several areas, including age and sex discrimination, consumer privacy, terrorism, federal taxation and motor-carrier safety, do affect our insurance business. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act"), among other things, established a Federal Insurance Office ("FIO") within the U.S. Treasury. Regulations will need to be created for the FIO to carry out its mandate to focus on systemic risk oversight. At this time, it is difficult to predict the extent, if any, to which the Dodd-Frank Act, or any resulting regulations, will impact our insurance operations. We will continue to monitor all significant federal insurance legislation.

The Terrorism Risk Insurance Act (the "Act")

The Terrorism Risk Insurance Program Reauthorization Act of 2007 extended the temporary federal program that provides for a transparent system of shared public and private compensation for insured losses resulting from acts of terrorism. The Act requires commercial insurers to make terrorism coverage available for commercial property/casualty losses, including workers' compensation. Commercial auto, burglary/theft, surety, professional liability and farmowners multiple-peril are not included in the program. The "event trigger" under the Act provides that in the case of a certified act of terrorism, no federal compensation shall be paid by the Secretary of Treasury unless aggregate industry losses exceed $100 billion. The federal government will pay 85% of covered terrorism losses that exceed the insurer deductibles, in excess of the event trigger.

We are continuing to take the steps necessary to comply with the Act, as well as the state regulations implementing its provisions, by providing required notices to commercial policyholders describing coverage provided for certified acts of terrorism (as defined by the Act). We do not anticipate terrorism losses to have a material impact on our results of operations.

To our knowledge and based on our internal review and control process for compliance, we believe we have been in compliance in all material respects with the laws, rules and regulations described above.

Employees

At December 31, 2012, we employed 546 people. None of our employees are covered by collective bargaining arrangements.

ITEM 1A *Risk Factors*

All material risks and uncertainties currently known regarding our business operations are included in this section. If any of the following risks, or other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur, our business, prospects, financial condition, results of operations and cash flows could be materially and adversely affected.

Because we are primarily a transportation insurer, conditions in that industry could adversely affect our business.

Approximately 86.7% of our gross premiums written for the year ended December 31, 2012 and 85.1% for the year ended December 31, 2011 were generated from transportation insurance policies, including ART programs for transportation companies. Adverse developments in the market for transportation insurance, including those which could result from potential declines in commercial and economic activity, could cause our results of operations to suffer. The transportation insurance industry is cyclical. Historically, the industry has been characterized by periods of price competition and excess capacity followed by periods of high premium rates and shortages of underwriting capacity. These downward fluctuations in the business cycle have and could continue to negatively impact our revenues.

Additionally, our results may be affected by risks that impact the transportation industry related to severe weather conditions, as well as explosions, terrorist attacks and riots. Our transportation insurance business also may be affected by cost trends that negatively impact profitability, such as an economic downturn, inflation in vehicle repair costs, vehicle replacement parts costs, used vehicle prices, fuel costs and medical care costs. Increased costs related to the handling and litigation of claims may also negatively impact our profitability.

If we expand our operations too rapidly and do not manage that expansion effectively, our financial performance and stock price could be adversely affected.

We intend to grow by developing new products, expanding into new product lines and expanding our insurance distribution network. Continued growth could impose significant demands on our management, including the need to identify, recruit, maintain and integrate additional employees. Our historical growth rates may not accurately reflect our future growth rates or our growth potential. We may experience higher than anticipated indemnity losses arising from new and expanded insurance products. In addition, our systems, procedures and internal controls may not be adequate to support our operations as they expand.

In addition to these organic growth strategies, we regularly explore opportunities to acquire other companies or selected books of business. Upon the announcement of an acquisition, our stock price may fall depending on the size of the acquisition, the purchase price and the potential dilution to existing shareholders depending upon the financial structure of the acquisition. It is also possible that an acquisition could dilute earnings per share.

If we grow through acquisitions, we could have difficulty in integrating an acquired company, which may cause us not to realize expected revenue increases, cost savings, increases in geographic or product presence, and other projected benefits from the acquisition. The integration could result in the loss of key employees, disruption of our business or the business of the acquired company, or otherwise harm our ability to retain customers and employees or achieve the anticipated benefits of the acquisition. Time and resources spent on integration may also impair our ability to grow our existing businesses. Also, the negative effect of any financial commitments required by regulatory authorities or rating agencies in acquisitions or business combinations may be greater than expected.

Any failure by us to manage our growth effectively could have a material adverse effect on our business, financial condition or results of operations.

If we are not able to attract and retain independent agents and brokers, our revenues could be negatively affected.

We compete with other insurance carriers to attract and retain business from independent agents and brokers. Some of our competitors offer independent agents and brokers a larger variety of products, lower prices for insurance coverage or higher commissions than we offer. Our top ten independent agents/brokers accounted for an aggregate of 27.9% of our gross premiums written, and our top two independent agents/brokers accounted for an aggregate of 12.1% of our gross premiums written during the year ended December 31, 2012. If we are unable to attract and retain independent agents/brokers to sell our products, our ability to compete and attract new customers and our revenues would suffer.

Our growth strategy includes expanding into product lines in which we have limited experience.

We are continually evaluating new products to add to our business mix. In some instances, we have limited experience with marketing and managing these new products and insuring the types of risks involved. Our failure to effectively analyze new underwriting risks, set adequate premium rates and establish reserves for these new products or efficiently adjust claims arising from these new products could have a material adverse effect on our business, financial condition or results of operations. During the start up period for new products, we generally set more conservative loss reserves in recognition of the inherent risk. This could adversely affect our statutory capital, net income and ability to pay dividends.

We are currently rated "A" (Excellent) by A.M. Best, which is its third highest rating out of 16 rating categories. A decline in our rating below "A-" could adversely affect our position in the insurance market, make it more difficult to market our insurance products and cause our premiums and earnings to decrease.

Financial ratings are an important factor influencing the competitive position of insurance companies. A.M. Best ratings, which are commonly used in the insurance industry, currently range from "A++" (Superior) to "F" (In Liquidation). The objective of A.M. Best's rating system is to provide potential policyholders and other interested parties an opinion of an insurer's financial strength and ability to meet ongoing obligations, including paying claims. This rating reflects A.M. Best's analysis of our balance sheet, financial position, capitalization and management. It is not an evaluation of an investment in our common shares, nor is it directed to investors in our common shares and is not a recommendation to buy, sell or hold our common shares. This rating is subject to periodic review and may be revised downward, upward or revoked at the sole discretion of A.M. Best.

If our rating is reduced by A.M. Best below an "A-", we believe that our competitive position in the insurance industry could suffer, and it could be more difficult for us to market our insurance products. A downgrade could result in a significant reduction in the number of insurance contracts we write and in a substantial loss of business to other competitors with higher ratings, causing premiums and earnings to decrease.

Market fluctuations, changes in interest rates or a need to generate liquidity can have significant and negative effects on our investment portfolio.

Our results of operations depend in part on the performance of our invested assets. As of December 31, 2012, 93.3% of our investment portfolio (excluding cash and cash equivalents) was invested in fixed maturities, 3.1% was invested in equity securities and 3.6% was invested in limited partnership investments. As of December 31, 2012, approximately 38.3% of our fixed maturity portfolio was invested in state and local government obligations and approximately 90.8% of our fixed maturities were rated "investment grade" (credit rating of AAA to BBB-) by S&P.

Investment returns are an important part of our overall profitability. We cannot predict which industry sectors in which we maintain investments may suffer losses as a result of potential declines in commercial and economic activity, or how any such decline might impact the ability of companies within the affected industry sectors to pay interest or principal on their securities and we cannot predict how or to what extent the value of any underlying collateral might be affected. Accordingly, adverse fluctuations in the fixed income or equity markets could adversely impact our profitability, financial condition or cash flows.

Markets in the United States and around the world experienced lower volatility in 2012 as compared to 2011. Although economic conditions and financial markets have somewhat stabilized, if market conditions were to deteriorate, our investment portfolio could be adversely impacted.

Historically, we have not had the need to sell our investments to generate liquidity. If we were forced to sell portfolio securities that have unrealized losses for liquidity purposes rather than holding them to maturity or recovery, we would recognize investment losses on those securities when that determination was made.

Future sales of our common shares may affect the trading price of our common shares.

We cannot predict what effect, if any, future sales of our common shares or the availability of common shares for future sale will have on the trading price of our common shares. Sales of substantial amounts of our common shares in the public market by Great American or our other shareholders, or the possibility or perception that such sales could occur, could adversely affect prevailing market prices for our common shares. If such sales reduce the market price of our common shares, our ability to raise additional capital in the equity markets may be adversely affected.

In 2005, we filed a registration statement on Form S-8 under the Securities Act to register 1,338,800 common shares issued or reserved for issuance for awards granted under our Long Term Incentive Plan. Shares registered under the registration statement on Form S-8 also could be sold into the public markets, subject to applicable vesting provisions and any volume limitations and other restrictions applicable to our officers and Directors selling shares under Rule 144. The sale of the shares under these registration statements in the public market, or the possibility or perception that such sales could occur, could adversely affect prevailing market prices for our common shares.

If our claims payments and related expenses exceed our reserves, our financial condition and results of operations could be adversely affected.

Our success depends upon our ability to accurately assess and price the risks covered by the insurance policies that we write. We establish reserves to cover our estimated liability for the payment of all losses and LAE incurred with respect to premiums earned on the insurance policies that we write. Reserves do not represent an exact calculation of liability. Rather, reserves are estimates of our expectations regarding the ultimate cost of resolution and administration of claims under the insurance policies that we write. These estimates are based upon actuarial and statistical projections, assessments of currently available data, historical claims information, as well as estimates and assumptions regarding future trends in claims severity and frequency, judicial theories of liability and other factors. We continually refine our reserve estimates in an ongoing process as experience develops and claims are reported and settled. Each year, our reserves are certified by an accredited actuary from Great American.

Establishing an appropriate level of reserves is an inherently uncertain process. The following factors may have a substantial impact on our future actual losses and LAE experience:

- the amount of claims payments;
- the expenses that we incur in resolving claims;
- legislative and judicial developments; and
- changes in economic conditions, including the effect of inflation.

Unfavorable development in any of these factors could cause our level of reserves to be inadequate. To the extent that actual losses and LAE exceed expectations and the reserves reflected on our financial statements, we will be required to immediately reflect those changes by increasing reserves. When we increase reserves, the pre-tax income for the period in which we do so will decrease by a corresponding amount. In addition to having a negative effect on pre-tax income, increasing or "strengthening" reserves causes a reduction in our insurance companies' surplus and could cause a downgrading of the rating of our insurance company subsidiaries. Such a downgrade could, in turn, adversely affect our ability to sell insurance policies.

We may not be successful in reducing our risk and increasing our underwriting capacity through reinsurance arrangements, which could adversely affect our business, financial condition and results of operations.

In order to reduce our underwriting risk, primarily for our excess coverage and catastrophic exposures, we transfer portions of our insurance risk to other insurers through reinsurance contracts. Ceded premiums written amounted to 14.2% and 16.0%, respectively, of our gross premiums written for the years ended December 31, 2012 and 2011. The availability, cost and structure of reinsurance protection are subject to prevailing market conditions that are outside of our control and which may affect our level of business and profitability. We continually assess and may increase our participation in the risk retention based on availability and cost of reinsurance as well as our own appetite for retaining risk. In order for these contracts to qualify for reinsurance accounting and to provide the additional underwriting capacity that we desire, the reinsurer generally must assume significant risk and have a reasonable possibility of a significant loss. Our reinsurance facilities are generally subject to annual renewal. We may be unable to maintain our current reinsurance facilities or obtain reinsurance facilities in adequate amounts and at favorable rates. If we are unable to renew our expiring facilities or obtain new reinsurance facilities, either our net exposure to risk would increase or, if we are unwilling to bear an increase in net risk exposures, we would have to reduce the amount of risk we underwrite which could adversely impact our results of operations.

As a holding company, we are dependent on the results of operations of our insurance company subsidiaries to meet our obligations and pay future dividends.

We are a holding company and a legal entity separate and distinct from our insurance company subsidiaries. As a holding company without significant operations of our own, one of our sources of funds are dividends and other distributions from our insurance company subsidiaries. As discussed under the subsection of "Business" entitled "Regulation," statutory and regulatory restrictions limit the aggregate amount of dividends or other distributions that our insurance subsidiaries may declare or pay within any twelve-month period without advance regulatory approval and require insurance companies to maintain specified levels of statutory capital and surplus. Insurance regulators have broad powers to prevent reduction of statutory capital and surplus to inadequate levels and could refuse to permit the payment of dividends calculated under any applicable formula. As a result, we may not be able to receive dividends from our insurance subsidiaries at times and in amounts necessary to meet our operating needs, to pay dividends to our shareholders or to pay corporate expenses.

We are subject to credit risk with respect to the obligations of our reinsurers and certain of our insureds. The inability of our risk sharing partners to meet their obligations could adversely affect our profitability.

Although the reinsurer is liable to us to the extent of risk ceded by us, we remain ultimately liable to the policyholder on all risks, even those reinsured. As a result, ceded reinsurance arrangements do not limit our ultimate obligations to policyholders to pay claims. We are subject to credit risks with respect to the financial strength of our reinsurers. We are also subject to the risk that our reinsurers may dispute their obligations to pay our claims. As a result, we may not recover sufficient amounts for claims that we submit to our reinsurers in a timely manner, if at all. As of December 31, 2012, we had a total of $116.7 million of unsecured reinsurance recoverables. In addition, our reinsurance agreements are subject to specified limits and we would not have reinsurance coverage to the extent that we exceed those limits.

With respect to our insurance programs, we are subject to credit risk with respect to the payment of claims and on the portion of risk exposure either ceded to the ART participants or retained by our clients. The credit worthiness of prospective risk sharing partners is a factor we consider when entering into or renewing these ART programs. We typically collateralize balances due through funds withheld, letters of credit or trust agreements. To date, we have not, in the aggregate, experienced material difficulties in collecting balances from our risk sharing partners. No assurance can be given, however, regarding the future ability of these entities to meet their obligations. The inability of our risk sharing partners to meet their obligations could adversely affect our profitability.

We may not have access to capital in the future due to an economic downturn.

We may need new or additional financing in the future to conduct our operations, expand our business or refinance existing indebtedness. Any sustained weakness in the general economic conditions and/or financial markets in the United States or globally could affect adversely our ability to raise capital on favorable terms or at all. We may rely in the future, on access to financial markets as a source of liquidity for operations, acquisitions and general corporate purposes. Our continued access to funds under our $100 million unsecured Credit Agreement ("Credit Agreement") is dependent in part on the ability of the financial institutions that are parties to the facility to meet their funding commitments. Those financial institutions may not be able to meet their funding commitments if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time.

New claim and coverage issues are continually emerging in the insurance industry and these new issues could negatively impact our revenues, our business operations or our reputation.

As insurance industry practices and regulatory, judicial and industry conditions change, unexpected and unintended issues related to pricing, claims, coverage and business practices may emerge. Plaintiffs often target property and casualty insurers in purported class action litigation relating to claims handling and insurance sales practices. The resolution and implications of new underwriting, claims and coverage issues could have a negative effect on our insurance business by extending coverage beyond our underwriting intent, increasing the size of claims or otherwise requiring us to change our business practices. The effects of unforeseen emerging claim and coverage issues could negatively impact our revenues, results of operations and our reputation.

Our inability to retain our senior executives and other key personnel could adversely affect our business.

Our success depends, in part, upon the ability of our executive management and other key personnel to implement our business strategy and on our ability to attract and retain qualified employees. The loss of senior executives or our failure to attract and develop talented new executives and managers could adversely affect our business and the market price for our common shares.

We are subject to comprehensive regulation and our ability to earn profits may be restricted by these regulations.

We are subject to comprehensive regulation by government agencies in the states and foreign jurisdictions where our active insurance company subsidiaries are domiciled and, to a lesser degree, where these subsidiaries issue policies and handle claims. Failure by one of our insurance company subsidiaries to meet regulatory requirements could subject us to regulatory action. The regulations and associated examinations may have the effect of limiting our liquidity and may adversely affect results of operations.

In addition, state insurance department examiners perform periodic financial, market conduct and other examinations of insurance companies. Compliance with applicable laws and regulations is time consuming and personnel-intensive. In addition to financial examinations, we are subject to market conduct examinations of our claims and underwriting practices. Any adverse findings by insurance departments could result in significant fines and penalties, negatively affecting our profitability.

In 2010, the Dodd-Frank Act was signed into law. Among other things, this law established the Federal Insurance Office within the U.S. Treasury and authorizes it to gather information regarding the insurance industry and submit to Congress a plan to modernize and improve insurance regulation in the United States.

Existing insurance-related laws and regulations may become more restrictive in the future or new or more restrictive regulation, including changes in current tax or other regulatory interpretations affecting the ART insurance model, could make it more expensive for us to conduct our business, restrict the premiums we are able to charge or otherwise change the way we do business. For a further discussion of the regulatory framework in which we operate, see the subsection of "Business" entitled "Regulation."

We face competition from companies with greater financial resources, broader product lines, higher ratings and stronger financial performance than us, which may impair our ability to retain existing customers, attract new customers and maintain our profitability and financial strength.

The commercial transportation insurance business is highly competitive and, except for regulatory considerations, there are relatively few barriers to entry. Many of our competitors are substantially larger and may enjoy better name recognition, substantially greater financial resources, higher ratings by rating agencies, broader and more diversified product lines and more widespread agency relationships than we do. We compete with large national underwriters and smaller niche insurance companies. In particular, in the commercial specialty insurance market we compete against, among others, Lancer Insurance Company, RLI Corporation, Great West Casualty Company (a subsidiary of Old Republic International Corporation), Northland Insurance Company (a subsidiary of the Travelers Companies, Inc.), Sentry Insurance, Liberty Mutual Insurance Company and American International Group, Inc. In our specialty personal lines our primary competitors are Progressive Corporation and GMAC Insurance Group, and in our Hawaii and Alaska markets, our primary competitors are Island Insurance Company, First Insurance, Dongbu Insurance Company, DTRIC Insurance Company, Alaska National Insurance Company and Zurich Insurance Company. In the moving and storage market we compete against, among others, Zurich Insurance Company and Transguard Insurance Company of America. Our underwriting profits could be adversely impacted if new entrants or existing competitors try to compete with our products, services and programs or offer similar or better products at or below our prices.

We have continued to develop ART programs, attracting new customers as well as transitioning existing traditional customers into these programs. Our ART component constituted approximately 55.2% of our gross premiums written for the year ended December 31, 2012 and 54.2% of our gross written premiums for the same period in 2011. We are subject to ongoing competition for both the individual customers and entire programs. The departure of an entire program due to competition could adversely affect our results.

We cannot predict the impact that changing climate conditions, including legal, regulatory and social responses thereto, may have on our business.

Various scientists, environmentalists, international organizations, regulators and other commentators believe that global climate change has added, and will continue to add, to the unpredictability, frequency and severity of natural disasters (including, but not limited to, hurricanes, tornadoes, freezes, large or significant storms and fires) in certain parts of the world. In response, a number of legal and regulatory measures and social initiatives have been introduced in an effort to reduce greenhouse gas and other carbon emissions that may be chief contributors to global climate change.

We cannot predict the impact that changing climate conditions, if any, will have on us or our customers. However, it is possible that the legal, regulatory and social responses to climate change could have a negative effect on our results of operations or our financial condition.

We may have conflicts of interest with our majority shareholder, American Financial Group, Inc., which we would be unable to resolve in our favor.

As of December 31, 2012, AFG, through its wholly-owned subsidiary Great American, owns 51.9% of our outstanding common shares. From time to time, Great American and its affiliated companies engage in underwriting activities and enter into transactions or agreements with us or in competition with us, which may give rise to conflicts of interest. We do not have any agreement or understanding with any of these parties regarding the resolution of potential conflicts of interest. In addition, we may not be in a position to influence any party's decision not to engage in activities that would give rise to a conflict of interest. These parties may take actions that are not in the best interests of our other shareholders.

We rely on Great American to provide certain services to us without charge including actuarial and consultative services for legal, accounting and internal audit issues and other support services. If Great American no longer controlled a majority of our shares, it is possible that many of these services would cease or, alternatively, be provided at an increased cost to us. This could impact our personnel resources, require us to hire additional professional staff and generally increase our operating expenses.

Your interests as a holder of our common shares may be different than the interests of our majority shareholder, American Financial Group, Inc.

The interests of AFG may differ from the interests of our other shareholders. AFG representatives hold five out of ten seats of our Board. As a result, AFG has the ability to exert significant influence over our policies and affairs including the power to affect the election of our Directors, appointment of our management and the approval of any action requiring a shareholder vote, such as amendments to our Amended and Restated Articles of Incorporation or Code of Regulations, transactions with affiliates, mergers or asset sales.

Subject to the terms of our right of first refusal to purchase its shares in certain circumstances, AFG may be able to influence or control matters requiring approval by our shareholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. AFG may also have interests that differ from those of our other shareholders and may vote in a way with which our other shareholders disagree and which may be adverse to their interests. AFG's majority ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Provisions in our organizational documents, Ohio corporate law and the insurance laws of Ohio and Missouri could impede an attempt to replace or remove our management or Directors or prevent or delay a merger or sale, which could diminish the value of our common shares.

Our Amended and Restated Articles of Incorporation and Code of Regulations, the corporate laws of Ohio and the insurance laws of various states contain provisions that could impede an attempt to replace or remove our management or Directors or prevent the sale of our Company that shareholders might consider to be in their best interests. These provisions include, among others:

- a classified Board of Directors consisting of ten Directors divided into two classes;
- the inability of our shareholders to remove a Director from the Board without "cause;"
- requiring a vote of holders of 50% of the common shares to call a special meeting of the shareholders;
- requiring a two-thirds vote to amend the shareholder protection provisions of our Code of Regulations and to amend the Amended and Restated Articles of Incorporation;
- requiring the affirmative vote of a majority of the voting power of our shares represented at a special meeting of shareholders;
- excluding the voting power of interested shares to approve a "control share acquisition" under Ohio law; and
- prohibiting a merger, consolidation, combination or majority share acquisition between us and an interested shareholder or an affiliate of an interested shareholder for a period of three years from the date on which the shareholder first became an interested shareholder, unless previously approved by our Board.

These provisions may prevent shareholders from receiving the benefit of any premium over the market price of our common shares offered by a bidder in a potential takeover. In addition, the existence of these provisions may adversely affect the prevailing market price of our common shares if they are viewed as discouraging takeover attempts.

The insurance laws of most states require prior notice or regulatory approval of changes in control of an insurance company or its holding company. The insurance laws of the States of Ohio and Missouri, where our U.S. insurance companies are domiciled, provide that no corporation or other person may acquire control of a domestic insurance or reinsurance company unless it has given notice to such insurance or reinsurance company and obtained prior written approval of the relevant insurance regulatory authorities. Any purchaser of 10% or more of our aggregate outstanding voting power could become subject to these regulations and could be required to file notices and reports with the applicable regulatory authorities prior to such acquisition. In addition, the existence of these provisions may adversely affect the prevailing market price of our common shares if they are viewed as discouraging takeover attempts. For further discussion of insurance laws, see the subsection of "Business" entitled "Regulation."

ITEM 1B ***Unresolved Staff Comments***

None.

ITEM 2 ***Properties***

We own two adjacent buildings that house our corporate headquarters and the surrounding real estate located in Richfield, Ohio. The buildings consist of approximately 177,000 square feet of office space on 17.5 acres. We occupy approximately 156,000 square feet and lease the remainder to unaffiliated tenants.

We lease office space in Fenton, Missouri; Honolulu, Hawaii; and Mechanicsburg, Pennsylvania. The leases account for approximately 60,000 square feet of office space. These leases expire within fifty-four months. The monthly rents, exclusive of operating expenses, to lease these facilities currently total approximately $101,000. We believe that these leases could be renewed or replaced at commercially reasonable rates without material disruption to our business.

ITEM 3 ***Legal Proceedings***

We are subject at times to various claims, lawsuits and legal proceedings arising in the ordinary course of business. All legal actions relating to claims made under insurance policies are considered in the establishment of our loss and LAE reserves. In addition, regulatory bodies, such as state insurance departments, the SEC, the Department of Labor and other regulatory bodies may make inquiries and conduct examinations or investigations concerning our compliance with insurance laws, securities laws, labor laws and the Employee Retirement Income Security Act of 1974, as amended.

Our insurance companies also have lawsuits pending in which the plaintiff seeks extra-contractual damages from us in addition to damages claimed or in excess of the available limits under an insurance policy. These lawsuits, which are in various stages, generally mirror similar lawsuits filed against other carriers in the industry. Although we are vigorously defending these lawsuits, the outcomes of these cases cannot be determined at this time. We have established loss and LAE reserves for lawsuits as to which we have determined that a loss is both probable and estimable. In addition to these case reserves, we also establish reserves for claims incurred but not reported to cover unknown exposures and adverse development on known exposures. Based on currently available information, we believe that our reserves for these lawsuits are reasonable and that the amounts reserved did not have a material effect on our financial condition or results of operations. However, if any one or more of these cases results in a judgment against or settlement by us for an amount that is significantly greater than the amount so reserved, the resulting liability could have a material effect on our financial condition, cash flows and results of operations.

ITEM 4 ***Mine Safety Disclosures***

None.

PART II

ITEM 5 *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information

Our common shares are listed and traded on the Nasdaq Global Select Market under the symbol "NATL." The information presented in the table below represents the high and low sales prices per share reported on the NASDAQ for the periods indicated.

	2012		2011	
	High	Low	High	Low
First Quarter	$28.15	$21.86	$22.13	$18.66
Second Quarter	26.66	23.06	23.40	20.54
Third Quarter	27.63	23.15	24.36	20.53
Fourth Quarter	29.08	24.82	27.67	21.19

There were approximately 58 shareholders of record of our common shares at March 5, 2013.

Dividend Policy

The Board has instituted a policy authorizing us to pay quarterly dividends on our common shares in an amount to be determined at each quarterly Board of Directors meeting. The Board recently announced its intention to increase the quarterly dividend to $0.11 per share for 2013. The Board intends to continue to review our dividend policy annually during each regularly scheduled first quarter meeting, with the anticipation of considering annual dividend increases. We declared and paid quarterly dividends of $0.10 and $0.09 per common share in 2012 and 2011, respectively, as well as a one-time special dividend of $2.00 per common share in the fourth quarter of 2012.

The declaration and payment of dividends remains subject to the discretion of the Board, and will depend on, among other things, our financial condition, results of operations, capital and cash requirements, future prospects, regulatory and contractual restrictions on the payment of dividends by insurance company subsidiaries and other factors deemed relevant by the Board. In addition, our ability to pay dividends would be restricted in the event of a default on our unsecured Credit Agreement, our failure to make payment obligations with respect to such agreement or our election to defer interest payments on the agreement.

We are a holding company without significant operations of our own. Our principal sources of funds are dividends and other distributions from our subsidiaries including our insurance company subsidiaries. Our ability to receive dividends from our insurance company subsidiaries is also subject to limits under applicable state insurance laws.

Performance Graph

The following graph shows the percentage change in cumulative total shareholder return on our common shares measured by dividing (i) the sum of (A) the cumulative amount of dividends, assuming dividend reinvestment during the periods presented and (B) the difference between our share price at the end and the beginning of the periods presented by (ii) the share price at the beginning of the periods presented. The graph demonstrates our cumulative five-year total returns compared to those of the Center for Research in Security Prices ("CRSP") Total Return Index for Nasdaq and the CRSP Total Return Index for Nasdaq Insurance Stocks assuming a $100 investment at the close of trading on the last trading day preceding the first day of the fifth preceding fiscal year, or December 31, 2007 ($33.10) through December 31, 2012 ($28.82).

2012 Stock Performance Graph



$150
$100
$50
NATL Common Stock
Nasdaq Insurance Stocks
Nasdaq Index
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12

Cumulative 5-Year Total Return as of December 31, 2012
(Assumes a $100 investment at the close of trading on December 31, 2007)

Company/Index	2007	2008	2009	2010	2011	2012
NATL Common Stock	$100	$55	$53	$ 68	$ 79	$100
Nasdaq Insurance Stocks	100	93	97	109	113	133
Nasdaq Index	100	61	88	104	105	124

ITEM 6 *Selected Financial Data*

The following table sets forth selected consolidated financial information for the periods ended and as of the dates indicated. These historical results are not necessarily indicative of the results to be expected from any future period. You should read this selected consolidated financial data together with our consolidated financial statements and the related notes and the section of this Form 10-K entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	At and for the Year Ended December 31,				
	2012	2011(12)	2010(12)	2009(12)	2008(12)
	(Dollars in thousands, except per share data)				
Operating Data:					
Gross premiums written(1)	$573,470	$526,313	$438,630	$344,877	$380,296
Net premiums written(2)	$492,215	$442,200	$354,529	$275,046	$298,081
Premiums earned	$458,049	$429,946	$358,371	$279,079	$290,741
Net investment income	34,927	30,554	23,298	19,324	22,501
Net realized gains (losses) on investments	6,219	4,477	4,324	2,561	(22,394)
Gain on bargain purchase	—	—	7,453	—	—
Other	3,278	3,541	3,680	3,488	2,868
Total revenues	502,473	468,518	397,126	304,452	293,716
Losses and loss adjustment expenses	341,008	308,357	256,408	169,755	188,131
Commissions and other underwriting expenses	89,917	87,860	67,716	57,612	61,922
Other operating and general expenses	19,151	17,432	17,197	13,076	12,605
Expense on amounts withheld(3)	3,953	3,910	3,450	3,535	4,299
Interest expense	615	298	294	717	833
Total expenses	454,644	417,857	345,065	244,695	267,790
Income before income taxes	47,829	50,661	52,061	59,757	25,926
Provision for income taxes	13,535	15,113	12,602	13,547	15,131
Net income	$ 34,294	$ 35,548	$ 39,459	$ 46,210	$ 10,795
Selected GAAP Ratios:					
Losses and loss adjustment expense ratio(4)	74.4%	71.7%	71.5%	60.8%	64.7%
Underwriting expense ratio(5)	23.1%	23.7%	22.7%	24.1%	24.6%
Combined ratio(6)	97.5%	95.4%	94.2%	84.9%	89.3%
Return on equity(7)	9.8%	10.8%	13.7%	19.1%	5.1%
Per Share Data:					
Earnings per common share, basic	$ 1.76	$ 1.84	$ 2.04	$ 2.39	$ 0.56
Earnings per common share, assuming dilution	1.75	1.82	2.03	2.39	0.56
Book value per common share, basic (at year end)(8)	$ 18.07	$ 17.99	$ 15.91	$ 13.98	$ 11.13
Weighted average number of common shares outstanding, basic	19,446	19,371	19,343	19,301	19,285
Weighted average number of common shares outstanding, diluted	19,579	19,491	19,452	19,366	19,366
Common shares outstanding (at year end)	19,591	19,398	19,357	19,302	19,295
Cash dividends per common share	$ 2.40	$ 0.36	$ 0.32	$ 0.28	$ 0.24

	At December 31,				
	2012	2011(12)	2010(12)	2009(12)	2008(12)
Balance Sheet Data:					
Cash and investments	$1,054,792	$1,021,104	$ 965,204	$614,974	$563,714
Securities lending collateral	—	—	—	—	84,670
Reinsurance recoverables	174,345	199,081	208,590	149,949	150,791
Total assets	1,570,224	1,523,378	1,486,994	954,192	989,490
Unpaid losses and loss adjustment expenses	775,305	776,576	798,645	417,260	400,001
Long-term debt	12,000	22,000	20,000	15,000	15,000
Total shareholders' equity	353,948	348,899	307,967	269,756	214,752

	At and for the Year Ended December 31,				
	2012	2011	2010	2009	2008
Selected Statutory Data(9):					
Policyholder surplus(10)	$269,696	$293,614	$ 273,647	$238,390	$190,134
Combined ratio(11)	92.6%	94.7%	93.9%	85.8%	89.0%

(1) The sum of premiums written on insurance policies issued by us and premiums assumed by us on policies written by other insurance companies.

(2) Gross premiums written less premiums ceded to reinsurance companies.

(3) We invest funds in the participant loss layer for several of the ART programs. We receive investment income and incur an equal expense on the amounts owed to ART participants. "Expense on amounts withheld" represents investment income that we remit back to ART participants. The related investment income is included in our "Net investment income" line on our Consolidated Statements of Income.

(4) The ratio of losses and LAE to premiums earned.

(5) The ratio of the net of the sum of commissions and other underwriting expenses, other operating and general expenses less other income to premiums earned.

(6) The sum of the loss and LAE ratio and the underwriting expense ratio.

(7) The ratio of net income to the average of the shareholders' equity at the beginning and end of the year.

(8) Book value per common share is computed using only unrestricted outstanding common shares. As of December 31, 2012 and 2011 total unrestricted common shares were 19,591,000 and 19,398,000, respectively. There were no unvested restricted shares prior to 2007.

(9) While financial data is reported in accordance with GAAP for shareholder and other investment purposes, it is reported on a statutory basis for insurance regulatory purposes. Certain statutory expenses differ from amounts reported under GAAP. Specifically, under GAAP, premium taxes and other variable costs incurred in connection with writing new and renewal business are capitalized and amortized on a pro rata basis over the period in which the related premiums are earned. On a statutory basis, these items are expensed as incurred. In addition, certain other expenses, such as those related to the expensing or amortization of computer software, are accounted for differently for statutory purposes than the treatment accorded under GAAP.

(10) The statutory policyholder surplus of NIIC, which includes the statutory policyholder surplus of its subsidiaries, VIC, National Interstate Insurance Company of Hawaii, Inc. and Triumphe Casualty Company.

(11) Statutory combined ratio of NIIC represents the sum of the following ratios: (1) losses and LAE incurred as a percentage of net earned premium and (2) underwriting expenses incurred as a percentage of net written premiums.

(12) Results have been retrospectively adjusted for the changes to accounting for deferred policy acquisition costs required under Accounting Standards Update No. 2010-26.

ITEM 7 *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis of our historical consolidated financial statements should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this Form 10-K.

Overview

We are a holding company with operations being conducted by our subsidiaries.

Our specialty property and casualty insurance companies are licensed in all 50 states, the District of Columbia and the Cayman Islands. We generate underwriting profits by providing what we view as specialty insurance products, services and programs not generally available in the marketplace. While many companies write property and casualty insurance for transportation companies, we believe that few write passenger transportation coverage nationwide and very few write coverage for several of the classes of passenger transportation insurance written by our subsidiaries. We focus on niche insurance markets where we offer insurance products designed to meet the unique needs of targeted insurance buyers that we believe are underserved by the insurance industry. These niche markets typically possess what we view as barriers to entry, such as being too small, too remote or too difficult to attract or sustain most competitors. Examples of products that we write for these markets include captive programs for transportation companies that we refer to as our alternative risk transfer ("ART") programs (55.2% of 2012 gross premiums written), property and casualty insurance for transportation companies (31.5%), specialty personal lines, primarily recreational vehicle and commercial vehicle coverage (8.9%) and transportation and general commercial insurance in Hawaii and Alaska (3.2%). We strive to become a market leader in the specialty markets that we choose and serve by offering what we believe are specialized products, excellent customer service and superior claims response.

We write commercial insurance for various sizes of transportation fleets. Because of the number of smaller fleets nationwide, we have more opportunities to write smaller risks than larger ones. When general economic conditions improve, entrepreneurs are encouraged to start new transportation companies, which typically commence operations as a smaller risk and a potential traditional insurance customer for us. During periods of economic downturn, smaller risks are more prone to failure due to a decrease in leisure travel and consolidation in the industry. An increase in the number of larger risks results in more prospective ART insurance customers. We generally do not believe that smaller fleets that generate annual premiums of less than $75,000 are large enough to retain the risks associated with participation in one of the ART programs we currently offer.

By offering insurance products to all sizes of risks, we believe we have hedged against the possibility that there will be a reduction in demand for the products we offer. We believe that we will continue to have opportunities to grow and profit with both traditional and ART customers based on our assumptions regarding future economic and competitive conditions. We generally incur low start-up costs for new businesses, typically less than $500,000 incurred over several quarters. We believe our flexible processes and scalable systems, along with controlled increase of businesses, allow us to manage costs and match them with the revenue flow.

The factors that impact our growth rate are consistent across all products. However, the trends impacting each of these factors may vary from time to time for individual products. Those factors are as follows:

Submissions

- The increase or decrease in the number of new applications we receive. This is influenced by the effectiveness of our marketing activities compared to the marketing activities of our competitors in each market.
- The change in the number of current policyholders that are available for a renewal quote. The number of policyholders available for renewal changes based upon the economic conditions impacting our customer groups and the extent of consolidation that may be taking place within the industries we support.

Quotes

- The change in the percentage of the new applications received that do not receive a quote from us. We do not quote risks that do not meet our risk selection criteria or for which we have not been provided complete application data. We refer to this ratio as the "declination ratio" and an increasing declination ratio usually results in reduced opportunities to write new business.

Sales

- The change in percentage of the quotes we issue that are actually sold. We refer to this ratio as the "hit ratio." Hit ratios are affected by the number of competitors, the prices quoted by these competitors and the degree of difference between the competitors' pricing, terms and conditions and ours.

Rates

- The change in our rate structure from period to period. The rates we file and quote are impacted by several factors including: the cost and extent of the reinsurance we purchase; our operating efficiencies; our average loss costs, which reflect the effectiveness of our underwriting; our underwriting profit expectations; and our claims adjusting processes. The difference between our rates and the rates of our competitors is a primary factor impacting the revenue growth of our established product lines.

Product Offerings and Distribution

- We operate in multiple markets with multiple distribution approaches to attempt to reduce the probability that an adverse competitive response in any single market will have a significant impact on our overall business. We also attempt to maintain several new products, product line extensions or product distribution approaches in active development status so we are able to take advantage of market opportunities. We select from potential new product ideas based on our stated new business criteria and the anticipated competitive response.

Acquisition of Vanliner Group, Inc.

Effective July 1, 2010, we and our principal insurance subsidiary, National Interstate Insurance Company ("NIIC"), completed the acquisition of Vanliner Group, Inc. ("Vanliner") from UniGroup, Inc. ("UniGroup") whereby NIIC acquired all of the issued and outstanding capital stock of Vanliner and we acquired certain information technology assets. As part of this acquisition, UniGroup agreed to provide us with comprehensive financial guarantees, including a four and a half-year balance sheet guaranty whereby both favorable and unfavorable balance sheet developments inure to UniGroup. Through the acquisition of Vanliner, NIIC acquired Vanliner Insurance Company ("VIC"), a market leader in providing insurance for the moving and storage industry. Obtaining a presence in this industry was our primary strategic objective associated with the acquisition. Beginning July 1, 2010, Vanliner's results are included as part of our transportation component, with the exception of VIC's moving and storage group ART programs, which are part of our ART component.

Industry and Trends

The property/casualty ("P/C") insurance industry is cyclical, with periods of rising premium rates and shortages of underwriting capacity ("hard market") followed by periods of substantial price competition and excess capacity ("soft market"). The P/C insurance industry's pricing environment first began to stabilize in 2011 after several years of soft market conditions, with the industry generating a year-over-year increase in premiums written for the third consecutive year in 2012. The industry's sustained improvement in premiums written was driven by both the exposure base's recovery and the ongoing firming of rates. While the industry's reported underwriting results through September 30, 2012 were near breakeven — a marked improvement compared to the same period in 2011 (according to available industry data compiled by A.M. Best for the first nine months of 2012) — the industry's full-year underwriting performance is expected to mirror the unprofitable levels of 2011 due to the impact of Superstorm Sandy, which caused an estimated $20 billion to $25 billion in losses across the industry during the fourth quarter. While rates have continued to firm and prices have stabilized, the portion of the P/C insurance industry in which we primarily operate faces several unfavorable trends in the coming year such as, but not limited to, continued competitive market conditions, diminishing savings from prior-year reserve development, the impact of sluggish economic growth and the continuance of relatively low investment returns.

Since our inception in 1989 we have placed a consistent emphasis on underwriting profit. Though our combined ratio may fluctuate from year to year, we have exceeded our corporate underwriting profit objective of 96% or lower in four of the last five years by achieving an average GAAP combined ratio of 92.3% over the five-year period. We believe the following factors contribute to our performance, which is consistently above industry standards:

- Our business model and bottom line orientation have resulted in disciplined and consistent risk assessment and pricing adequacy.
- Our ability to attract and retain some of the best transportation companies in the industries we serve – both from a financial stability and risk perspective – and to insure them directly or through our ART programs.
- Our stable operating expenses (which include both "Commissions and other underwriting expenses" and "Other operating and general expenses" on our Consolidated Statements of Income) have historically been at or below the revenue growth rate.

While interest rates remained low during 2012, like most of the P/C insurance industry, we recorded net realized gains from investments, in large part due to sales of securities to fund our special one-time $2.00 per share dividend in the fourth quarter of 2012. We have historically maintained a high quality investment portfolio, focusing primarily on investment grade fixed income investments. Our 2012 purchases were concentrated in state and local government obligations ("muni bonds") and commercial mortgage-backed securities ("MBS"). The expected continuance of relatively low investment yields in 2013 will create challenges when replacing the investment income generated from maturing investments.

As noted above, the P/C insurance industry saw a significant upswing in catastrophe-related losses in 2012 due to Superstorm Sandy. For weather-related events such as hurricanes, tornados and hailstorms, we conduct an analysis at least annually pursuant to which we input our in-force exposures (vehicle values in all states and property limits in Hawaii) into an independent catastrophe model that predicts our probable maximum loss at various statistical confidence levels. Our estimated probable maximum loss is impacted by changes in our in-force exposures as well as changes to the assumptions inherent in the catastrophe model. Hurricane and other weather-related events have not had a material negative impact on our past results.

Our transportation insurance business in particular is also affected by cost trends that negatively impact profitability such as inflation in vehicle repair costs, vehicle replacement parts costs, used vehicle prices, fuel costs and medical care costs. We routinely obtain independent data for vehicle repair inflation, vehicle replacement parts costs, used vehicle prices, fuel costs and medical care costs and adjust our pricing routines to attempt to more accurately project the future costs associated with insurance claims. Historically, these increased costs have not had a material adverse impact on our results. Of course, we would expect a negative impact on our future results if we fail to properly account for and project for these inflationary trends. Increased litigation of claims may also negatively impact our profitability.

As described below, the average revenue dollar per personal lines policy is significantly lower than typical commercial policies. Profitability in the specialty personal lines component is dependent on proper pricing and the efficiency of underwriting and policy administration. We have continued to monitor rate levels and have adjusted them during 2012, as warranted. We continuously strive to improve our underwriting and policy issuance functions to keep this cost element as low as possible by utilizing current technology advances.

To succeed as a transportation underwriter and personal lines underwriter, we must understand and be able to quantify the different risk characteristics of the risks we consider quoting. Certain coverages are more stable and predictable than others and we must recognize the various components of the risks we assume when we write any specific class of insurance business. Examples of trends that can change and, therefore, impact our profitability are loss frequency, loss severity, geographic loss cost differentials, societal and legal factors impacting loss costs (such as tort reform, punitive damage inflation and increasing jury awards) and changes in regulation impacting the insurance relationship. Any changes in these factors that are not recognized and priced for accordingly will affect our future profitability. We believe our product management organization provides the focus on a specific risk class needed to stay current with the trends affecting each specific class of business we write.

Revenues

We derive our revenues primarily from premiums from our insurance policies and income from our investment portfolio. Our underwriting approach is to price our products to achieve an underwriting profit even if it requires us to forego volume. As with all P/C insurance companies, the impact of price changes is reflected in our financial results over time. Price changes on our in-force policies occur as they are renewed, which generally takes twelve months for our entire book of business and up to an additional twelve months to earn a full year of premium at the renewal rate. Insurance rates charged on renewing policies reflected single digit rate increases for the majority of our products in 2012 compared to 2011.

There are distinct differences in the timing of premiums written in traditional transportation insurance compared to the majority of our ART insurance component. We write traditional transportation insurance policies throughout all twelve months of the year and commence new annual policies at the expiration of the old policy. Under most ART programs, all members of the group share a common renewal date. These common renewal dates are scheduled throughout the calendar year. Any new ART program participant that joins after the common date will be written for other than a full annual term so its next renewal date coincides with the common expiration date of the program it has joined. Historically, most of our group programs had common renewal dates in the first six months of the year, but with the growth from new ART programs, we are now experiencing renewal dates throughout the calendar year. The ART component of our business accounted for 55.2% of total gross premiums written during 2012 as compared to 54.2% in 2011.

The projected profitability from traditional transportation accounts and transportation ART businesses are substantially comparable. Increased investment income opportunities generally are available with traditional insurance, but the lower acquisition expenses and persistence of the ART programs generally provide for lower operating expenses from these programs. The lower expenses associated with our ART programs generally offset the projected reductions in investment income potential. From a projected profitability perspective, we are ambivalent as to whether a transportation operator elects to purchase traditional insurance or one of our ART program options.

All of our transportation products, traditional or ART, are priced to achieve targeted underwriting margins. Because traditional insurance tends to have a higher operating expense structure, the portion of the premiums available to pay losses tends to be lower for a traditional insurance quote versus an ART insurance quote. We use a cost plus pricing approach that projects future losses based upon the insured's historic losses and other factors. Operating expenses, premium taxes and a profit margin are then added to the projected loss component to achieve the total premium to be quoted. The lower the projected losses, expenses and taxes, the lower the total quoted premiums regardless of whether it is a traditional or ART program quotation. Quoted premiums are computed in accordance with our approved insurance department filings in each state.

Our specialty personal lines products are also priced to achieve targeted underwriting margins. The average premium per policy for this business component is significantly less than transportation lines.

We approach investment and capital management with the intention of supporting insurance operations by providing a stable source of income to supplement underwriting income. The goals of our investment policy are to protect capital while optimizing investment income and capital appreciation and maintaining appropriate liquidity. We follow a formal investment policy and the Board reviews the portfolio performance at least quarterly for compliance with the established guidelines. In 2012, investment yields were relatively consistent with those experienced in 2011 due to the continued low interest rate environment, which contributed to an increase in the fair value of our existing holdings. We recorded a $6.2 million pre-tax net realized gain on investments in 2012 as compared to $4.5 million recorded in 2011. Included in these pre-tax net realized gains are impairment charges of $0.9 million and $2.1 million, respectively.

Expenses

Losses and loss adjustment expenses ("LAE") are a function of the amount and type of insurance contracts we write and of the loss experience of the underlying risks. We record losses and LAE based on an actuarial analysis of the estimated losses we expect to be reported on contracts written. We seek to establish case reserves at the maximum probable exposure based on our historical claims experience. Our ability to estimate losses and LAE accurately at the time of pricing our contracts is a critical factor in determining our profitability. The amount reported under losses and LAE in any period includes payments in the period net of the change in the value of the reserves for unpaid losses and LAE between the beginning and the end of the period.

Commissions and other underwriting expenses consist principally of brokerage and agent commissions and to a lesser extent premium taxes. The brokerage and agent commissions are reduced by ceding commissions received from assuming reinsurers that represent a percentage of the premiums on insurance policies and reinsurance contracts written and vary depending upon the amount and types of contracts written.

Other operating and general expenses consist primarily of personnel expenses (including salaries, benefits and certain costs associated with awards under our equity compensation plans, such as stock compensation expense) and other general operating expenses. Our personnel expenses are primarily fixed in nature and do not vary with the amount of premiums written. Interest expenses associated with outstanding debt and "Expense on amounts withheld" are disclosed separately from operating and general expenses. We invest funds in the participant loss layer for several of our ART programs. We receive investment income and incur an equal expense on the amounts owed to ART participants. "Expense on amounts withheld" represents investment income that we remit back to ART participants. The related investment income is included in the "Net investment income" line on our Consolidated Statements of Income.

Results of Operations

Overview

Our net income, determined in accordance with GAAP, includes items that may not be indicative of our ongoing operations. The following table identifies such items and reconciles net income to net income from operations, a non-GAAP financial measure that we believe is a useful tool for investors and analysts in analyzing ongoing operating trends.

	Year Ended December 31,					
	2012		2011(1)		2010(1)	
	Amount	Per Share	Amount	Per Share	Amount	Per Share
	(Dollars in thousands, except per share data)					
Net income from operations	$29,990	$1.53	$34,564	$ 1.77	$30,466	$ 1.58
After-tax net realized gains from investments	4,042	0.21	2,910	0.15	2,811	0.14
Change in valuation allowance related to net capital losses	—	—	—	—	810	0.04
Gain on bargain purchase of Vanliner	—	—	—	—	7,453	0.38
After-tax impact from balance sheet guaranty for Vanliner	262	0.01	(1,926)	(0.10)	(2,081)	(0.11)
Net income	$34,294	$1.75	$35,548	$ 1.82	$39,459	$ 2.03

(1) 2011 and 2010 results have been retrospectively adjusted for the changes to accounting for deferred policy acquisition costs required under Accounting Standards Update No. 2010-26 ("ASU 2010-26").

Our net income for 2012 was $34.3 million ($1.75 per share diluted) compared to $35.5 million ($1.82 per share diluted) in 2011, driven by elevated claims results, as our loss and LAE ratio for the year ended December 31, 2012 increased 2.7 percentage points to 74.4% compared to 71.7% for the same period in 2011. The unfavorable claims results were primarily attributable to higher than average claims severity experienced in two historically profitable products, one in our Hawaii and Alaska component and one in our ART transportation component, as well as adverse claim development from prior years' loss reserves. We expect that these products' results in future periods will be more consistent with our historical results. Also contributing to the year-over-year increase in our loss and LAE ratio were the favorable claims results experienced in our higher limit passenger transportation business in 2011, whereas this portion of our business performed more in line with our expectations and its historical run rate during 2012. Partially offsetting these elevated claims results was the improved performance of our recreational vehicle product in 2012 as compared to 2011. While we experienced a decline in underwriting profits, we saw our net investment income grow $4.4 million, or 14.3%, to $34.9 million in 2012 compared to $30.6 million 2011, which was primarily due to a shift into higher-yielding state and local government obligations and commercial MBS that was concentrated in the second half of 2011.

UniGroup provided us with comprehensive financial guarantees related to the runoff of Vanliner's final balance sheet whereby both favorable and unfavorable balance sheet development inures to the seller. In accordance with purchase accounting requirements we were required to determine the fair value of the future economic benefit of the financial guarantees and acquired loss reserves as of the date of acquisition, despite the fact that certain gains and losses related to the financial guaranty would be reflected in operations as they are incurred in future periods. As a result, the recognition of the revenues and expenses associated with the guaranteed runoff business will not occur in the same period and will result in combined ratios which are inconsistent with the negotiated combined ratio which was to approximate 100% for the Vanliner guaranteed business. As such, the after-tax impact from the runoff business guaranteed by the seller for the years ended December 31, 2012, 2011 and 2010 have been removed in determining net income from operations to reflect only those results of the ongoing business.

Our net income from operations for 2012 was $30.0 million ($1.53 per share diluted) compared to $34.6 million ($1.77 per share diluted) in 2011. For the year ended December 31, 2012, the loss and LAE ratio from ongoing operations, which excludes the impact from the runoff of the guaranteed Vanliner business, was 74.4% compared to 70.4% for the same period in 2011. The primary drivers for this year-over-year fluctuation are the same as those discussed above for the change in net income for the respective periods.

We recorded after-tax net realized gains from investments of $4.0 million ($0.21 per share diluted) in 2012 compared to $2.9 million ($0.15 per share diluted) in 2011. Our after-tax net realized gains for the year ended December 31, 2012 were primarily generated by sales of securities, as well as net gains associated with equity partnership investments, while the after-tax net realized gains in 2011 related primarily to sales of securities, partially offset by net losses associated with equity partnership investments. During the first quarter of 2010, we recorded a reduction of $0.8 million ($0.04 per share diluted) to our valuation allowance related to net realized losses due to both available tax strategies and the future realizability of previously impaired securities. No valuation allowance against deferred tax assets was necessary subsequent to March 31, 2010.

In conjunction with the completion of the Vanliner acquisition, we recorded a gain on bargain purchase of $7.5 million ($0.38 per share diluted) as of the July 1, 2010 acquisition date. The purchase price of the acquisition was based on Vanliner's tangible book value. The fair value of the net assets acquired of $124.2 million was in excess of the total purchase consideration of $116.7 million, primarily due to the recognition of certain intangible assets under purchase accounting, an adjustment to record the acquired loss and allocated loss adjustment expense reserves at fair value, as well as recording management's best estimate of the contingent consideration associated with the balance sheet guaranty. A gain on bargain purchase is a nontaxable transaction and therefore has not been tax-effected in the table above or in our Consolidated Statements of Income.

Gross Premiums Written

We operate our business as one segment, property and casualty insurance. We manage this segment through a product management structure. The following table sets forth an analysis of gross premiums written by business component during the periods indicated:

	Year Ended December 31,					
	2012		2011		2010	
	Amount	Percent	Amount	Percent	Amount	Percent
			(Dollars in thousands)			
Alternative Risk Transfer	$316,114	55.2%	$285,352	54.2%	$229,844	52.4%
Transportation	180,786	31.5%	162,870	30.9%	123,752	28.2%
Specialty Personal Lines	51,026	8.9%	53,729	10.2%	61,662	14.1%
Hawaii and Alaska	18,383	3.2%	18,137	3.5%	18,104	4.1%
Other	7,161	1.2%	6,225	1.2%	5,268	1.2%
Gross premiums written	$573,470	100.0%	$526,313	100.0%	$438,630	100.0%

Gross premiums written includes both direct premium and assumed premium. During 2012, our gross premiums written increased $47.2 million, or 9.0%, compared to 2011, primarily attributable to our ART and transportation components. Gross premiums written in our ART component increased by $30.8 million, or 10.8%, due to growth in existing ART programs including the addition of four new customers to our large account ART product, the addition of new customers in many of our other ART programs and an increase in exposures on renewal business. Additionally, we continued to experience high levels of member retention in group ART programs renewing during the period. The ART growth was partially offset by reductions in premium primarily associated with the impact from our previously reported actions in 2011 related to the runoff of one of the products in the program business portion of our ART component. Our transportation component grew by $17.9 million, or 11.0%, driven by growth in our trucking transportation product, which saw increases in both rates and exposures, as well as the impact from capitalizing on new business opportunities in the gradually improving commercial insurance market. Also contributing to the component's growth were Vanliner's moving and storage products which grew due to a combination of rate increases and the addition of new customers during the year. The decrease of $2.7 million, or 5.0%, in our specialty personal lines component is primarily related to the decline in our recreational vehicle product due to the continued trend toward recreational vehicle owners going directly to insurance companies for quotes versus using an agent.

Our group ART programs, which focus on specialty or niche businesses, provide various services and coverages tailored to meet specific requirements of defined client groups and their members. These services include risk management consulting, claims administration and handling, loss control and prevention and reinsurance placement, along with providing various types of property and casualty insurance coverage. Insurance coverage is provided primarily to companies with similar risk profiles and to specified classes of business of our agent partners.

As part of our ART programs, we have analyzed, on a quarterly basis, members' loss performance on a policy year basis to determine if there would be a premium assessment to participants or if there would be a return of premium to participants as a result of less than expected losses. Assessment premium and return of premium are recorded as adjustments to premiums written (assessments increase premiums written; returns of premium reduce premiums written). For the year ended December 31, 2012, we recorded a premium assessment of $3.0 million, as compared to returns of premium of $1.7 million and $1.6 million for the years ended December 31, 2011 and 2010, respectively.

Premiums Earned

2012 compared to 2011. The following table shows premiums earned for the years ended December 31, 2012 and 2011 summarized by the broader business component description, which were determined based primarily on similar economic characteristics, products and services:

	Year Ended December 31,		Change	
	2012	2011	Amount	Percent
	(Dollars in thousands)			
Premiums earned:				
Alternative Risk Transfer	$241,315	$204,559	$36,756	18.0%
Transportation	148,626	151,548	(2,922)	(1.9%)
Specialty Personal Lines	47,180	53,353	(6,173)	(11.6%)
Hawaii and Alaska	14,175	14,171	4	0.0%
Other	6,753	6,315	438	6.9%
Total premiums earned	$458,049	$429,946	$28,103	6.5%

Our premiums earned increased $28.1 million, or 6.5%, to $458.0 million during the year ended December 31, 2012 compared to $429.9 million for the year ended December 31, 2011. The increase is primarily attributable to our ART component, which grew $36.8 million, or 18.0%, during 2012 compared to 2011 reflecting the growth in gross premiums written from existing and new programs experienced in this component throughout 2011 and 2012. Partially offsetting this increase were decreases in our specialty personal lines and transportation components of $6.2 million, or 11.6%, and $2.9 million, or 1.9%, respectively. The $6.2 million decline in our specialty personal lines component was primarily due to the decrease in premiums written in our recreational vehicle product experienced throughout 2011 and 2012, as well as the impact of the previously reported pricing and underwriting actions associated with our commercial vehicle product which continued into 2012. The $2.9 million decline in our transportation component was driven by a $25.8 million decrease related to the runoff of Vanliner's premiums earned associated with the business covered by the balance sheet guaranty. The remaining $22.9 million, or 18.2%, increase in the transportation component was associated with the gross premiums written growth experienced in our moving and storage products throughout 2011 and 2012 and in our trucking transportation product during 2012.

2011 compared to 2010. The following table shows premiums earned for the years ended December 31, 2011 and 2010 summarized by the broader business component description, which were determined based primarily on similar economic characteristics, products and services:

	Year Ended December 31,		Change	
	2011	2010	Amount	Percent
	(Dollars in thousands)			
Premiums earned:				
Alternative Risk Transfer	$204,559	$155,819	$48,740	31.3%
Transportation	151,548	125,713	25,835	20.6%
Specialty Personal Lines	53,353	57,800	(4,447)	(7.7%)
Hawaii and Alaska	14,171	13,687	484	3.5%
Other	6,315	5,352	963	18.0%
Total premiums earned	$429,946	$358,371	$71,575	20.0%

Our premiums earned increased $71.6 million, or 20.0%, to $429.9 million during the year ended December 31, 2011 compared to $358.4 million for the year ended December 31, 2010 primarily attributable to the ART and transportation components. Our ART component grew $48.7 million, or 31.3%, during 2011 compared to 2010 reflecting the growth in gross premiums written experienced in this component throughout

2011. Our transportation component increased $25.8 million, or 20.6%, in 2011 compared to the same period in 2010 mainly due to Vanliner's moving and storage products. Approximately $25.6 million of the Vanliner premiums earned relate to the runoff of the business covered by the balance sheet guaranty. These increases were partially offset by our specialty personal lines component, which decreased $4.4 million, or 7.7%, during the year ended December 31, 2011 compared to the year ended December 31, 2010 due to the decline in premiums written in our commercial vehicle and recreational vehicle products experienced throughout 2011.

Underwriting and Loss Ratio Analysis

Underwriting profitability, as opposed to overall profitability or net earnings, is measured by the combined ratio. The combined ratio is the sum of the loss and LAE ratio and the underwriting expense ratio. A combined ratio under 100% is indicative of an underwriting profit.

Losses and LAE are a function of the amount and type of insurance contracts we write and of the loss experience of the underlying risks. We seek to establish case reserves at the maximum probable exposure based on our historical claims experience. Our ability to accurately estimate losses and LAE at the time of pricing our contracts is a critical factor in determining our profitability. The amount reported under losses and LAE in any period includes payments in the period net of the change in reserves for unpaid losses and LAE between the beginning and the end of the period.

Our underwriting expense ratio includes commissions and other underwriting expenses and other operating and general expenses, offset by other income. Commissions and other underwriting expenses consist principally of brokerage and agent commissions reduced by ceding commissions received from assuming reinsurers, and vary depending upon the amount and types of contracts written and, to a lesser extent, premium taxes.

Our underwriting approach is to price our products to achieve an underwriting profit even if we forego volume as a result. After several years of modest single digit decreases in rate levels on our renewal business as a whole, beginning in 2011 and continuing throughout 2012, we saw rate levels begin to stabilize on renewal business, with a number of our products experiencing single digit rate level increases on renewal business.

The table below presents our premiums earned and combined ratios for the periods indicated:

	Year Ended December 31,		
	2012	**2011**	**2010**
	(Dollars in thousands)		
Gross premiums written	$573,470	$526,313	$438,630
Ceded reinsurance	(81,255)	(84,113)	(84,101)
Net premiums written	492,215	442,200	354,529
Change in unearned premiums, net of ceded	(34,166)	(12,254)	3,842
Total premiums earned	$458,049	$429,946	$358,371
Combined Ratios:			
Loss and LAE ratio(1)	74.4%	71.7%	71.5%
Underwriting expense ratio(2)(3)	23.1%	23.7%	22.7%
Combined ratio	97.5%	95.4%	94.2%

(1) The ratio of losses and LAE to premiums earned.

(2) The ratio of the sum of commissions and other underwriting expenses, other operating expenses less other income to premiums earned.

(3) 2011 and 2010 results have been retrospectively adjusted for the changes to accounting for deferred policy acquisition costs required under ASU 2010-26.

2012 compared to 2011. Losses and LAE increased $32.7 million, or 10.6%, for 2012 compared to 2011. Our consolidated loss and LAE ratio for the year ended December 31, 2012 increased 2.7 percentage points to 74.4% compared to 71.7% for the same period in 2011. The loss and LAE ratio for our ongoing operations, which excludes the impact from the runoff of the guaranteed Vanliner business, was 74.4% for the year ended December 31, 2012 compared to 70.4% in 2011. This 4.0 percentage point increase over the prior year primarily relates to higher than average claims severity experienced in two historically profitable products, one in our Hawaii and Alaska component and one in our ART transportation component, as well as adverse claim development from prior years' loss reserves. We expect that these products' results in future periods will be more consistent with our historical results. However, we will continue to closely monitor the products' performance and will respond with rate increases or non-renewals, as necessary. Also contributing to the year-over-year increase in our loss and LAE ratio were the favorable claims results experienced in our higher limit passenger transportation business in 2011, whereas this portion of our business performed more in line with our expectations and its historical run rate during 2012. Partially offsetting these elevated claims results was the improved performance of our recreational vehicle product in 2012 as compared to 2011.

For the year ended December 31, 2012, we had unfavorable development from prior years' loss reserves of $3.3 million, or 0.7 percentage points, compared to favorable development of $2.7 million, or 0.6 percentage points, for the same period in 2011. This unfavorable development was primarily related to settlements above the established case reserves and revisions to our estimated future settlements on an individual case by case basis. The prior years' loss reserve development for both periods is not considered to be unusual or significant to prior years' reserves based on the history of our business and the timing of events in the claims adjustment process.

The consolidated underwriting expense ratio for the year ended December 31, 2012 decreased 0.6 percentage points to 23.1% compared to 23.7% for the same period in 2011. The underwriting expense ratio for our ongoing business was 23.1% in 2012 compared to 24.0% in 2011. This 0.9 percentage point decrease was primarily attributable to our mix of business written during 2012 which had a lower cost structure compared to 2011.

2011 compared to 2010. Losses and LAE increased $51.9 million, or 20.3%, for 2011 compared to 2010. Our consolidated loss and LAE ratio for the year ended December 31, 2011 remained relatively flat at 71.7% compared to 71.5% in the same period in 2010. The loss and LAE ratio for our ongoing operations, which excludes the impact from the runoff of the guaranteed Vanliner business, was 70.4% for the year ended December 31, 2011 compared to 67.5% in 2010. Of this 2.9 percentage point increase over the prior year, approximately 3.5 percentage points relates to two ART programs which experienced unacceptable claims results, one of which underwent corrective underwriting actions, with the other having been terminated in the fourth quarter of 2011. These elevated claims results were partially offset by our other products which performed within expected ranges during the year ended December 31, 2011.

For the year ended December 31, 2011, we had favorable development from prior years' loss reserves of $2.7 million, or 0.6 percentage points, compared to favorable development of $9.6 million, or 2.7 percentage points, for the same period in 2010. This favorable development was primarily related to settlements below the established case reserves and revisions to our estimated future settlements on an individual case by case basis. The prior years' loss reserve development for both periods is not considered to be unusual or significant to prior years' reserves based on the history of our business and the timing of events in the claims adjustment process.

The consolidated underwriting expense ratio for the year ended December 31, 2011 increased 1.0 percentage point to 23.7% compared to 22.7% for the same period in 2010, primarily attributable to the favorable impact in 2010 related to adjustments from the fair value recording of Vanliner's opening balance sheet. The underwriting expense ratio for our ongoing business remained relatively flat at 24.0% and 24.6% for the years ended December 31, 2011 and 2010, respectively.

Net Investment Income

2012 compared to 2011. Net investment income increased $4.4 million, or 14.3%, to $34.9 million in 2012 compared to 2011. The increase in investment income is primarily due to a shift into higher yielding securities beginning in the second half of 2011. This shift was primarily concentrated in state and local government obligations and commercial MBS with a decreased focus on lower yielding U.S. government and government agency obligations.

2011 compared to 2010. Net investment income increased $7.3 million, or 31.1%, to $30.6 million in 2011 compared to 2010, primarily due to the net increase in the portfolio of approximately $300 million associated with the Vanliner acquisition on July 1, 2010 which resulted in 12 months of investment earnings in 2011 versus six months in 2010. In addition, cash flows during 2011, including those from sold and matured investments, were reinvested in higher yielding securities primarily commercial and residential MBS and state and local government obligations.

Net Realized Gains (Losses) on Investments

2012 compared to 2011. In 2012, we had pre-tax net realized gains of $6.2 million compared to $4.5 million for 2011. The pre-tax net realized gains for the year ended December 31, 2012 were primarily generated from net realized gains from the sales of securities of $6.6 million, as well as net gains associated with equity partnership investments of $0.5 million. Offsetting these gains were other-than-temporary impairment charges of $0.9 million. The pre-tax net realized gains for the year ended December 31, 2011 were primarily generated from net realized gains from the sales of securities of $7.4 million. Offsetting these gains were other-than-temporary impairment charges of $2.1 million, as well as net losses associated with equity partnership investments of $0.8 million.

2011 compared to 2010. In 2011, we had pre-tax net realized gains of $4.5 million compared to $4.3 million for 2010. The pre-tax net realized gains for the year ended December 31, 2011 were primarily generated from net realized gains from the sales of securities of $7.4 million. Offsetting these gains were other-than-temporary impairment charges of $2.1 million, as well as net losses associated with equity partnership investments of $0.8 million. The pre-tax net realized gains for the year ended December 31, 2010 were primarily generated from net realized gains from the sales of securities of $3.5 million, which included sales to generate funds for the Vanliner acquisition, and net gains associated with an equity partnership investment of $1.1 million. Offsetting these gains were credit loss other-than-temporary impairment charges of $0.3 million.

Gain on Bargain Purchase

In conjunction with the Vanliner acquisition, we recorded a gain on bargain purchase of $7.5 million during the year ended December 31, 2010. The fair value of the net assets acquired of $124.2 million was in excess of the total purchase consideration of $116.7 million, due to the recognition of certain intangible assets under purchase accounting, an adjustment to record the acquired loss and allocated loss adjustment expense reserves at fair value, as well as recording management's best estimate of the contingent consideration associated with the balance sheet guaranty.

Other Income

2012 compared to 2011. Other income decreased $0.2 million, or 7.4%, to $3.3 million for 2012 compared to $3.5 million in 2011. This decrease is primarily attributable to lower policy-based fee income associated with our personal lines component which experienced a decline in gross premiums written in 2012 as compared to 2011.

2011 compared to 2010. Other income decreased $0.2 million, or 3.8%, to $3.5 million for 2011 compared to $3.7 million in 2010. This decrease is primarily attributable to lower policy-based fee income associated with our personal lines component which experienced a decline in gross premiums written in 2011 as compared to 2010.

Commissions and Other Underwriting Expenses

2012 compared to 2011. Commissions and other underwriting expenses for the year ended December 31, 2012 increased $2.0 million, or 2.3%, to $89.9 million from $87.9 million in the comparable period in 2011, primarily due to the premium growth experienced in 2012. As a percentage of premiums earned, commissions and other underwriting expenses decreased to 19.6% for the year ended December 31, 2012 as compared to 20.4% for the same period in 2011, primarily attributable to changes in business mix written during the periods. Commissions and other underwriting expenses for the year ended December 31, 2011 have been retrospectively adjusted for the changes to accounting for deferred policy acquisition costs required under ASU 2010-26.

2011 compared to 2010. Commissions and other underwriting expenses for the year ended December 31, 2011 increased $20.1 million, or 29.7%, to $87.9 million from $67.7 million in the comparable period in 2010. The increase is primarily a result of the favorable impact in 2010 related to adjustments from the fair value recording of Vanliner's opening balance sheet. Commissions and other underwriting expenses from our ongoing business, as a percentage of premiums earned, were relatively flat at 20.9% and 20.8% for the years ended December 31, 2011 and 2010, respectively. Commissions and other underwriting expenses for the years ended December 31, 2011 and 2010 have been retrospectively adjusted for the changes to accounting for deferred policy acquisition costs required under ASU 2010-26.

Other Operating and General Expenses

2012 compared to 2011. Other operating and general expenses increased $1.8 million, or 9.9%, to $19.2 million during the year ended December 31, 2012 compared to $17.4 million for the same period in 2011, primarily attributable to growth in our employee headcount and other expenses necessary to support the growth in our business. As a percentage of premiums earned, such expenses were 4.2% and 4.1%, respectively, for the years ended December 31, 2012 and 2011.

2011 compared to 2010. Other operating and general expenses increased $0.2 million, or 1.4%, to $17.4 million during the year ended December 31, 2011 compared to $17.2 million for the same period in 2010. As a percentage of premiums earned, such expenses were 4.1% and 4.8%, respectively, for the years ended December 31, 2011 and 2010. Included in the 2010 other operating and general expenses were approximately $1.0 million in non-recurring costs associated with the Vanliner acquisition.

Expense on Amounts Withheld

2012 compared to 2011. We invest funds in the participant loss layer for several of the ART programs. We receive investment income and incur an equal expense on the amounts owed to ART participants. "Expense on amounts withheld" represents investment income that we remit back to ART participants. The related investment income is included in our "Net investment income" line on our Consolidated Statements of Income. For the year ended December 31, 2012, the expense on amounts withheld was relatively flat compared to the same period in 2011, increasing by $43 thousand, or 1.1%. While the ART component experienced growth during 2012, most of this growth occurred in the fourth quarter which resulted in the investment income earned on amounts owed to ART participants remaining relatively unchanged for the majority of the year.

2011 compared to 2010. For the year ended December 31, 2011, the expense on amounts withheld increased $0.4 million, or 13.3%, compared to the same period in 2010, primarily attributable to the growth experienced in our ART component throughout 2011.

Interest Expense

2012 compared to 2011. For the year ended December 31, 2012, interest expense increased $0.3 million compared to the same period in 2011, primarily due to a $0.3 million increase in interest accrued related to contractual amounts payable to UniGroup under the balance sheet guaranty.

2011 compared to 2010. For the year ended December 31, 2011, interest expense was flat compared to the same period in 2010, increasing $4 thousand, or 1.4%.

Income Taxes

2012 compared to 2011. The 2012 effective tax rate was 28.3%, decreasing 1.5 percentage points from a rate of 29.8% in 2011, primarily attributable to an increase in tax-exempt investment income.

2011 compared to 2010. The 2011 effective tax rate was 29.8%, increasing 5.6 percentage points from a rate of 24.2% in 2010. In 2010, our income tax expense was favorably impacted by 5.0 percentage points related to the $7.5 million gain on bargain purchase of Vanliner, which was not subject to income taxation. Excluding this item, our effective tax rate for the year ended December 31, 2010 of 29.2% was comparable to that reported for the same period in 2011.

Financial Condition

Investments

At December 31, 2012, our investment portfolio contained $944.8 million in fixed maturity securities and $31.2 million in equity securities, all carried at fair value, with unrealized gains and losses reported as a separate component of shareholders' equity and $36.9 million in other investments, which are limited partnership investments accounted for in accordance with the equity method. At December 31, 2012, we had pretax net unrealized gains of $44.7 million on fixed maturities and $4.0 million on equity securities. Our investment portfolio allocation is based on diversification among primarily high quality fixed maturity investments and guidelines in our investment policy.

Fixed maturity investments are focused on securities with intermediate-term maturities. At December 31, 2012, the weighted average maturity of our fixed maturity investments was approximately 5.8 years. At December 31, 2012, 90.8% of the fixed maturities in our portfolio were rated "investment grade" (credit rating of AAA to BBB-) by nationally recognized rating agencies. Investment grade securities generally bear lower degrees of risk and corresponding lower yields than those that are unrated or non-investment grade. Although we cannot provide any assurances, we believe that, in normal market conditions, our high quality investment portfolio should generate a stable and predictable investment return.

Included in the fixed maturities at December 31, 2012 were $194.7 million of residential MBS. We do not have a significant exposure to the subprime lending sector and 69.3% of our residential MBS are backed by U.S. government agencies. MBS are subject to prepayment risk due to the fact that, in periods of declining interest rates, mortgages may be prepaid more rapidly than scheduled as buyers refinance higher rate mortgages to take advantage of declining interest rates. Also included in fixed maturities at December 31, 2012 were $361.8 million of state and local government obligations ("muni bonds"), which represented approximately 38.3% of our fixed maturity portfolio, with approximately $284.9 million, or 78.7%, of our state and local government obligations held in special revenue obligations, and the remaining amount held in general obligations. Our state and local government obligations portfolio is high quality, as 99.7% of such securities were rated investment grade at December 31, 2012 and approximately 89.3% of our muni bonds are rated "A–" or better and the average credit quality is "AA–." We had no state and local government obligations for any state, municipality or political subdivision that comprised 10% or more of the total amortized cost or fair value of such obligations at December 31, 2012.

Summary information for securities with unrealized gains or losses at December 31, 2012 is shown in the following table.

	Securities with Unrealized Gains	Securities with Unrealized Losses
	(Dollars in thousands)	
Fixed Maturities:		
Fair value of securities	$890,453	$54,299
Amortized cost of securities	843,737	56,315
Gross unrealized gain or (loss)	$ 46,716	$ (2,016)
Fair value as a % of amortized cost	105.5%	96.4%
Number of security positions held	701	42
Number individually exceeding $50,000 gain or (loss)	290	8
Concentration of gains or losses by type or industry:		
U.S. Government and government agencies	$ 7,141	$ (2)
Foreign governments	73	—
State, municipalities and political subdivisions	17,339	(173)
Residential mortgage-backed securities	7,835	(1,638)
Commercial mortgage-backed securities	1,974	(2)
Other debt obligations	107	—
Banks, insurance and brokers	3,967	(32)
Industrial and other	8,280	(169)
Percent rated investment grade(a)	91.9%	72.9%
Equity Securities:		
Fair value of securities	$ 30,067	$ 1,110
Cost of securities	26,029	1,181
Gross unrealized gain or (loss)	$ 4,038	$ (71)
Fair value as a % of cost	115.5%	94.0%
Number individually exceeding $50,000 gain or (loss)	17	—

(a) Investment grade of AAA to BBB- by nationally recognized rating agencies.

The table below sets forth the scheduled maturities of available for sale fixed maturity securities at December 31, 2012, based on their fair values. Actual maturities may differ from contractual maturities because certain securities may be called or prepaid by the issuers.

	Securities with Unrealized Gains	Securities with Unrealized Losses
Maturity:		
One year or less	2.3%	1.8%
After one year through five years	28.3%	14.4%
After five years through ten years	30.8%	7.7%
After ten years	15.2%	14.0%
	76.6%	37.9%
Mortgage-backed securities	23.4%	62.1%
	100.0%	100.0%

The table below summarizes the unrealized gains and losses on fixed maturities and equity securities by dollar amount:

	At December 31, 2012		
	Aggregate Fair Value	Aggregate Unrealized Gain (Loss)	Fair Value as % of Cost Basis
	(Dollars in thousands)		
Fixed Maturities:			
Securities with unrealized gains:			
Exceeding $50,000 and for:			
Less than one year (119 issues)	$224,011	$14,165	106.8%
More than one year (171 issues)	336,633	24,963	108.0%
Less than $50,000 (411 issues)	329,809	7,588	102.4%
	$890,453	$46,716	
Securities with unrealized losses:			
Exceeding $50,000 and for:			
Less than one year (1 issue)	$ 350	$ (52)	87.1%
More than one year (7 issues)	10,562	(1,630)	86.6%
Less than $50,000 (34 issues)	43,387	(334)	99.2%
	$ 54,299	$ (2,016)	
Equity Securities:			
Securities with unrealized gains:			
Exceeding $50,000 and for:			
Less than one year (15 issues)	$ 11,001	$ 2,471	129.0%
More than one year (2 issues)	1,877	500	136.3%
Less than $50,000 (72 issues)	17,189	1,067	106.6%
	$ 30,067	$ 4,038	
Securities with unrealized losses:			
Exceeding $50,000 and for:			
Less than one year (0 issues)	$ —	$ —	0.0%
More than one year (0 issues)	—	—	0.0%
Less than $50,000 (9 issues)	1,110	(71)	94.0%
	$ 1,110	$ (71)	

When a decline in the value of a specific investment is considered to be other-than-temporary, a provision for impairment is charged to earnings (accounted for as a realized loss) and the cost basis of that investment is reduced. The determination of whether unrealized losses are other-than-temporary requires judgment based on subjective as well as objective factors. Factors considered and resources used by management include those discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Other-Than-Temporary Impairment."

Net realized gains on securities sold, including other investment, net gains (losses), and charges for other-than-temporary impairment on securities held were as follows:

	Net Realized Gains on Sales	Other Investment, net Gains (Losses)	Charges for Impairment	Net Realized Gains on Investments
		(Dollars in thousands)		
Year ended:				
2012	$6,642	$ 487	$ (910)	$6,219
2011	7,304	(772)	(2,055)	4,477
2010	3,555	1,111	(342)	4,324

Fair Value Measurements

We must determine the appropriate level in the fair value hierarchy for each applicable fair value measurement. The fair value hierarchy prioritizes the inputs, which refer broadly to assumptions market participants would use in pricing an asset or liability, into three levels. It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The level in the fair value hierarchy within which a fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. We are responsible for the valuation process and use data from outside sources (including nationally recognized pricing services and broker/dealers) in establishing fair value.

Pricing services use a variety of observable inputs to estimate the fair value of fixed maturities that do not trade on a daily basis. These inputs include, but are not limited to, recent reported trades, benchmark yields, issuer spreads, bids or offers, reference data and measures of volatility. Included in the pricing of MBS are estimates of the rate of future prepayments and defaults of principal over the remaining life of the underlying collateral. Inputs from brokers and independent financial institutions include, but are not limited to, yields or spreads of comparable investments which have recent trading activity, credit quality, duration, credit enhancements, collateral value and estimated cash flows based on inputs including, delinquency rates, estimated defaults and losses, and estimates of the rate of future prepayments. Valuation techniques utilized by pricing services and prices obtained from external sources are reviewed by our internal investment professionals, as well as investment professionals affiliated with American Financial Group, Inc., who are familiar with the securities being priced and the markets in which they trade to ensure the fair value determination is representative of an exit price. To validate the appropriateness of the prices obtained, our investment professionals, who report to the Chief Investment Officer, compared the valuation received to an independent third party pricing source and considered widely published indices (as benchmarks), recent trades, changes in interest rates, general economic conditions and the credit quality of the specific issuers. If we believe that significant discrepancies exist, we will perform additional procedures, which may include specific inquiry of the pricing service, to resolve the discrepancies.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical securities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices within Level 1 that are observable for the security, either directly or indirectly. Level 2 inputs include quoted prices for similar securities in active markets, quoted prices for identical or similar securities that are not active and observable inputs other than quoted prices, such as interest rate and yield curves. Level 3 inputs are unobservable inputs for the asset or liability.

Level 1 consists of publicly traded equity securities and highly liquid, direct obligations of the U.S. Government whose fair value is based on quoted prices that are readily and regularly available in an active market. Level 2 primarily consists of financial instruments whose fair value is based on quoted prices in markets that are not active and include U.S. government agency securities, fixed maturity investments, and perpetual preferred stocks that are not actively traded. Included in Level 2 are $77.6 million of securities, which are valued based upon a non-binding broker quote and validated with other observable market data by management. Level 3 consists of financial instruments that are not traded in an active market, whose fair value is estimated by management based on inputs from independent financial institutions, which include non-binding broker quotes, which we believe reflect fair value, but for which we are unable to verify inputs to the valuation methodology. We obtained at least one quote or price per instrument from brokers and pricing services for all Level 3 securities and did not adjust any quotes or prices obtained. Management reviews these broker quotes using any recent trades, if such information is available, or market prices of similar investments. We primarily use the market approach valuation technique for all investments.

Liquidity and Capital Resources

Capital Ratios. The National Association of Insurance Commissioners' model law for risk-based capital ("RBC") provides formulas to determine the amount of capital and surplus that an insurance company needs to ensure that it has an acceptable expectation of not becoming financially impaired. At December 31, 2012 and 2011, the capital and surplus of all our insurance companies substantially exceeded the RBC requirements.

Sources of Funds. The liquidity requirements of our insurance subsidiaries relate primarily to the liabilities associated with their products as well as operating costs and payments of dividends and taxes to us from insurance subsidiaries. Historically, cash flows from premiums and investment income have provided sufficient funds to meet these requirements, without requiring significant liquidation of investments. If our cash flows change dramatically from historical patterns, for example as a result of a decrease in premiums, an increase in claims paid or operating expenses, or financing an acquisition, we may be required to sell securities before their maturity and possibly at a loss. Our insurance subsidiaries generally hold a significant amount of highly liquid, short-term investments or cash and cash equivalents to meet their liquidity needs. Our historic pattern of using receipts from current premium writings for the payment of liabilities incurred in prior periods provides us with the option to extend the maturities of our investment portfolio beyond the estimated settlement date of our loss reserves. Funds received in excess of cash requirements are generally invested in additional marketable securities.

We believe that our insurance subsidiaries maintain sufficient liquidity to pay claims and operating expenses, as well as meet commitments in the event of unforeseen events such as reserve deficiencies, inadequate premium rates or reinsurer insolvencies. Our principal sources of liquidity are our existing cash, cash equivalents and short-term investments. Cash and cash equivalents were $42.0 million at December 31, 2012, an $18.3 million increase from December 31, 2011. For 2012, 2011 and 2010, we generated consolidated cash flow from operations of $71.7 million, $37.5 million and $79.8 million, respectively. The increase of $34.2 million in cash flow from operations in 2012 from 2011 is primarily attributable to a decrease in claim payments related to the runoff of the guaranteed Vanliner reserves and lower estimated federal income tax payments made during 2012 as compared to 2011. Estimated tax payments made during the 2011 included $8.4 million associated with the Vanliner acquisition (included in the line item "Increase (decrease) in accounts payable, commissions and other liabilities and assessments and fees payable" on our Consolidated Statement of Cash Flows for the year ended December 31, 2011), which was offset by cash received of an equal amount (included in "Collection of amounts refundable on the purchase price of Vanliner" in the investing activities section of our Consolidated Statement of Cash Flows for the year ended December 31, 2011). Cash flow from operations decreased $42.3 million in 2011 from 2010 primarily attributable to a large amount of claims payments made during 2011 related to the guaranteed Vanliner business.

Net cash provided by investing activities was $0.6 million for the year ended December 31, 2012, as compared to net cash used in investing activities of $36.2 million and $70.6 million for the years ended December 31, 2011 and 2010, respectively. This $36.8 million increase in cash provided by investing activities in 2012, as compared to 2011, was primarily driven by funding our one-time special $2.00 per share dividend payment in December 2012, as we generated cash for the dividend from matured or sold investments versus reinvesting the cash in other investment securities. Among the significant changes in net cash provided by investing activities in 2012 compared to 2011 were decreases in purchases of fixed maturity investments and equity securities of $200.1 million and $16.6 million, respectively, partially offset by a $113.5 million decrease in the proceeds from maturities and redemptions of fixed maturity investments and a $66.7 million decrease in the proceeds from sales of fixed maturities. In addition to providing liquidity to fund our one-time special dividend, the decreases in investment activity in 2012 were due to a large number of securities obtained as part of the Vanliner acquisition maturing and being subsequently reinvested in 2011. The net purchases of fixed maturities during the year ended December 31, 2012 were primarily concentrated in state and local government obligations and commercial MBS, while the net sales of equity securities during the period were primarily concentrated in exchange traded funds and common stocks. The $34.4 million decrease in cash used in investing activities in 2011, as compared to 2010, was primarily related to a $107.5 million decrease in the purchases of fixed maturity investments, a $48.5 million increase in the proceeds from sales of fixed maturity investments, the net cash outflow associated with the acquisition of Vanliner of $33.4 million in 2010 and receiving the $14.3 million refund in 2011 on the purchase price of Vanliner related to making the election under Section 338(h)(10) of the Internal Revenue Code and the finalization of the tangible book value, which were partially offset by a $134.9 million decrease in the proceeds from maturities and redemptions of fixed maturity investments and $26.9 million from the purchase of equity investments. The decreases in the purchases of fixed maturities and the proceeds from maturities and redemptions of fixed maturity investments in 2011 as compared to the prior period were primarily due to the positioning of our portfolio which took place during the first six months of 2010 to generate funds to finance the Vanliner acquisition and the subsequent investment of Vanliner's $94.6 million of cash and cash equivalents acquired in the third quarter of 2010. The increase in the proceeds from sales of fixed maturity investments was driven by the repositioning of our portfolio in 2011 to take advantage of higher yielding securities and locking in capital gains on current holdings. The net purchases of fixed maturities during 2011 were primarily concentrated in residential MBS and state and local government obligations. The net purchases of equity securities during 2011 were mainly concentrated in stocks of "blue chip" companies with histories of strong dividend payouts.

Net cash used in financing activities was $54.0 million, $4.6 million and $0.7 million, respectively, for the years ended December 31, 2012, 2011 and 2010. The $49.3 million increase in net cash used in financing activities in 2012, as compared to 2011, was primarily due to our one-time special $2.00 per share dividend payment in December 2012 totaling $39.3 million. Also contributing to the increase in net cash used in financing actives was a $12.0 million reduction in the net borrowings on our credit facility during 2012 as compared to 2011. The $3.9 million increase in net cash used in financing activities in 2011, as compared to 2010, was primarily driven by a $3.0 million reduction in the net borrowings on our credit facility during 2011 as compared to 2010.

Under tax allocation and cost sharing agreements among the Company and its subsidiaries, taxes and expenses are allocated among the entities. The federal income tax provision of our individual subsidiaries is computed as if the subsidiary filed a separate tax return. The resulting provision (or credit) is currently payable to (or receivable from) us.

On November 19, 2012, we replaced our $50.0 million credit agreement with a $100.0 million unsecured credit agreement (the "Credit Agreement") that terminates in November 2017, which includes a sublimit of $10.0 million for letters of credit. We have the ability to increase the line of credit to $125.0 million subject to the Credit Agreement's accordion feature. Amounts borrowed bear interest at either (1) a LIBOR rate plus an applicable margin ranging from 0.75% to 1.00% based on our A.M. Best insurance group rating, or (2) a rate per annum equal to the greater of (a) the administrative agent's prime rate, (b) 0.50% in excess of the federal funds effective rate, or (c) 1.00% in excess of the one-month LIBOR rate. Based on our A.M. Best insurance group rating of "A" at December 31, 2012, we would pay interest at the LIBOR rate plus 0.875%. At December 31, 2012, we had $12.0 million outstanding under the Credit Agreement, with the interest rate on this debt equal to the three-month LIBOR (0.311% at December 31, 2012) plus 87.5 basis points, with interest payments due quarterly.

The Credit Agreement requires us to maintain specified financial covenants measured on a quarterly basis, including minimum consolidated net worth and a maximum debt to capital ratio. In addition, the Credit

Agreement contains certain affirmative and negative covenants customary for facilities of this type, including negative covenants that limit or restrict our ability to, among other things, pay dividends, incur additional indebtedness, effect mergers or consolidations, make investments, enter into asset sales, create liens, enter into transactions with affiliates and other restrictions customarily contained in such agreements. As of December 31, 2012, we were in compliance with all covenants.

We believe that funds generated from operations, including dividends from insurance subsidiaries, parent company cash and funds available under our Credit Agreement will provide sufficient resources to meet our liquidity requirements for at least the next 12 months. However, if these funds are insufficient to meet fixed charges in any period, we would be required to generate cash through additional borrowings, sale of assets, sale of portfolio securities or similar transactions. If we were required to sell portfolio securities early for liquidity purposes rather than holding them to maturity, we would recognize gains or losses on those securities earlier than anticipated. If we were forced to borrow additional funds under our Credit Agreement in order to meet liquidity needs, we would incur additional interest expense, which could have a negative impact on our earnings. Since our ability to meet our obligations in the long-term (beyond a 12-month period) is dependent upon factors such as market changes, insurance regulatory changes and economic conditions, no assurance can be given that the available net cash flow will be sufficient to meet our long-term operating needs. We are not aware of any trends or uncertainties affecting our liquidity, including any significant future reliance on short-term financing arrangements.

Off-Balance Sheet Items. We do not have any material off-balance sheet arrangements as such term is defined in applicable SEC rules.

We do not currently have any relationships with unconsolidated entities of financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Contractual Obligations. The following table summarizes our long-term contractual obligations as of December 31, 2012:

	Payment Due by Period				
	Total	Within 1 Year	2-3 Years	4-5 Years	More than 5 Years
	(Dollars in thousands)				
Gross unpaid losses and LAE(a)	$775,305	$306,057	$309,684	$112,939	$46,625
Contingent consideration payable to Unigroup on purchase price of Vanliner	12,712	12,712	—	—	—
Long-term debt obligations	12,000	—	—	12,000	—
Operating lease obligations	3,734	1,144	2,081	509	—
Additional future consideration payable to UniGroup	1,448	828	620	—	—
Total	$805,199	$320,741	$312,385	$125,448	$46,625

(a) Dollar amounts and time periods are estimates based on historical net payment patterns applied to the gross reserves and do not represent actual contractual obligations. Actual payments and their timing could differ significantly from these estimates, and the estimates provided do not reflect potential recoveries under reinsurance treaties.

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements. As more information becomes known, these estimates and assumptions could change and impact amounts reported in the future. Management believes that the establishment of loss and LAE reserves and the determination of "other-than-temporary" impairment on investments are two areas where by the degree of judgment required in determining amounts recorded in the financial statements make the accounting policies critical. We discuss these two policies below. Our other significant accounting policies are described in Note 2 to our consolidated financial statements — "Significant Accounting Policies."

Loss and Loss Adjustment Expenses Reserves

Significant periods of time can elapse between the occurrence of an insured loss, the reporting of that loss to us and our final payment of that loss and its related LAE. To recognize liabilities for unpaid losses, we establish reserves as balance sheet liabilities. At December 31, 2012 and 2011, we had $775.3 million and $776.6 million, respectively, of gross loss and LAE reserves, representing management's best estimate of the ultimate loss. Management records, on a monthly and quarterly basis, its best estimate of loss reserves. For purposes of computing the recorded reserves, management utilizes various data inputs, including analysis that is derived from a review of prior quarter results performed by actuaries employed by Great American. In addition, on an annual basis, actuaries from Great American review the recorded reserves for NIIC, VIC, NIIC-HI and TCC utilizing current period data and provide a Statement of Actuarial Opinion, required annually in accordance with state insurance regulations, on the statutory reserves recorded by these U.S. insurance subsidiaries. The actuarial analysis of NIIC's, VIC's, NIIC-HI's and TCC's net reserves as of December 31, 2012 and as of December 31, 2011 reflected point estimates that were within 2% of management's recorded net reserves as of such dates. Using this actuarial data along with its other data inputs, management concluded that the recorded reserves appropriately reflect management's best estimates of the liability as of each year end.

The quarterly reviews of unpaid loss and LAE reserves by Great American actuaries are prepared using standard actuarial techniques. These may include (but may not be limited to):

- the Case Incurred Development Method;
- the Paid Development Method;
- the Bornhuetter-Ferguson Method; and
- the Projected Claim Count times Projected Claim Severity Methods.

The period of time from the occurrence of a loss through the settlement of the liability is referred to as the "tail." Generally, the same actuarial methods are considered for both short-tail and long-tail lines of business because most of them work properly for both. The methods are designed to incorporate the effects of the differing length of time to settle particular claims. For short-tail lines, management tends to give more weight to the Case Incurred and Paid Development methods, although the various methods tend to produce similar results. For long-tail lines, more judgment is involved and more weight may be given to the Bornhuetter-Ferguson method. Liability claims for long-tail lines are more susceptible to litigation and can be significantly affected by changing contract interpretation and the legal environment. Therefore, the estimation of loss reserves for these classes is more complex and subject to a higher degree of variability.

Supplementary statistical information is reviewed to determine which methods are most appropriate and whether adjustments are needed to particular methods. This information includes:

- open and closed claim counts;
- average case reserves and average incurred on open claims;

- closure rates and statistics related to closed and open claim percentages;
- average closed claim severity;
- ultimate claim severity;
- reported loss ratios;
- projected ultimate loss ratios; and
- loss payment patterns.

Following is a discussion of certain critical variables affecting the estimation of loss reserves in our more significant lines of business. Many other variables may also impact ultimate claim costs. An important assumption underlying reserve estimates is that the cost trends implicitly built into development patterns will continue into the future. An unexpected change in cost trends could arise from a variety of sources including a general increase in economic inflation, inflation from social programs, new medical technologies or other factors such as those listed below in connection with our largest lines of business. It is not possible to isolate and measure the potential impact of just one of these variables and future cost trends could be partially impacted by several such variables. However, it is reasonable to address the sensitivity of the reserves to a potential impact from changes in these variables by measuring the effect of a possible overall 1% change in future cost trends that may be caused by one or more variables. The sensitivity of recorded reserves to a potential change of 1% in the future cost trends is shown below. Utilizing the effect of a 1% change in overall cost trends enables changes greater than 1% to be estimated by extrapolation. The estimated cumulative unfavorable impact that this 1% change would have on our 2012 net income is shown below:

Line of Business	Cumulative Impact
Commercial Auto Liability	$5.6 million
Workers' Compensation	$4.4 million

The judgments and uncertainties surrounding management's reserve estimation process and the potential for reasonably possible variability in management's most recent reserve estimates may also be viewed by looking at how recent historical estimates of reserves for all lines of business have developed. If our December 31, 2012, reserves (net of reinsurance) developed at the same rate as the average development of the most recent five years, the effect on net earnings would be an increase of $2.5 million.

5-yr. Average Development (*)	Net Reserves December 31, 2012	Effect on Net Earnings
(0.4%)	$607.6 million	$2.5 million

(*) Net of tax effect.

The following discussion describes key assumptions and important variables that materially affect the estimate of the reserve for loss and LAE of our two most significant lines of business, which represent 89.5% of our total reserves and explains what caused them to change from assumptions used in the preceding period. Management has not made changes in key assumptions used in calculating current year reserves based on historical changes or current trends observed.

Commercial Auto Liability. In this line of business, we provide coverage protecting buses, limousines, other public transportation vehicles and trucks for accidents causing property damage or personal injury to others. Property damage liability and medical payments exposures are typically short-tail lines of business with relatively quick reporting and settlement of claims. Bodily injury exposure is long-tail because although the claim reporting of this line of business is relatively quick, the final settlement can take longer to achieve.

Some of the important variables affecting our estimation of loss reserves for commercial auto liability include:

- litigious climate;
- unpredictability of judicial decisions regarding coverage issues;
- magnitude of jury awards;
- outside counsel costs; and
- frequency and timing of claims reporting.

We recorded unfavorable development of $3.6 million, $0.8 million and $2.2 million in 2012, 2011 and 2010, respectively, for this line of business as actual claim severity was higher than previously anticipated. We continually monitor development trends in each line of business as a component of estimating future ultimate loss and related LAE liabilities. Management has not made any changes to the key assumptions used in calculating current year reserves in the commercial auto liability line of business.

Workers' Compensation. In this long-tail line of business, we provide coverage for employees who may be injured in the course of employment. Some of the important variables affecting our estimation of loss reserves for workers' compensation include:

- legislative actions and regulatory interpretations;
- future medical cost inflation;
- economic conditions; and
- timing of claims reporting.

We recorded unfavorable prior year loss development of $4.3 million and $1.5 million in 2012 in 2011, respectively. We recorded favorable prior year loss development of $3.3 million in 2010. Economic conditions over the last couple of years have led to longer duration of claims resulting in higher claim severity. Due to the long-tail nature of this business it is difficult to predict ultimate liabilities until a higher percentage of claims have been paid and the ultimate impact of these decisions can be estimated with more precision. Management continues to review the frequency, severity, and loss and LAE ratios implied by the indications from the standard tests while considering the uncertainties of future costs in determining the appropriate reserve level.

Within each line, Great American actuaries review the results of individual tests, supplementary statistical information and input from management to select their point estimate of the ultimate liability. This estimate may be one test, a weighted average of several tests or a judgmental selection as the actuaries determine is appropriate. The actuarial review is performed each quarter as a test of the reasonableness of management's point estimate and to provide management with a consulting opinion regarding the advisability of modifying its reserve setting assumptions for future periods. The Great American actuaries do not develop ranges of losses.

The level of detail at which data is analyzed varies among the different lines of business. We generally analyze data by major product or coverage, using countrywide data. We determine the appropriate segmentation of the data based on data volume, data credibility, mix of business and other actuarial considerations. Point estimates are selected based on test indications and judgment.

Claims we view as potentially significant are subject to a rigorous review process involving the adjuster, claims management and executive management. We seek to establish reserves at the maximum probable exposure based on our historic claims experience. Incurred but not yet reported ("IBNR") reserves are determined separate from the case reserving process and include estimates for potential adverse development of the recorded case reserves. We monitor IBNR reserves monthly with financial management and quarterly with an actuary from Great American. IBNR reserves are adjusted monthly based on historic patterns and current trends and exposures. When a claim is reported, claims personnel establish a "case reserve" for the estimated amount of ultimate payment. The amount of the reserve is based upon an evaluation of the type of claim involved, the circumstances surrounding each claim and the policy provisions relating to the loss. The estimate reflects informed judgment of our claims personnel based on general insurance reserving practices and on the experience and knowledge of the claims personnel. During the loss adjustment period, these estimates are revised as deemed necessary by our claims department based on developments and periodic reviews of the cases. Individual case reserves are reviewed for adequacy at least quarterly by senior claims management.

When establishing and reviewing reserves, we analyze historic data and estimate the impact of various loss development factors, such as our historic loss experience and that of the industry, trends in claims frequency and severity, our mix of business, our claims processing procedures, legislative enactments, judicial decisions, legal developments in imposition of damages and changes and trends in general economic conditions, including the effects of inflation. As of December 31, 2012, management has not made any key assumptions that are inconsistent with historical loss reserve development patterns. A change in any of these aforementioned factors from the assumptions implicit in our estimate can cause our actual loss experience to be better or worse than our reserves and the difference can be material. There is no precise method, however, for evaluating the impact of any specific factor on the adequacy of reserves. Currently established reserves may not prove adequate in light of subsequent actual occurrences. To the extent that reserves are inadequate and are increased or "strengthened," the amount of such increase is treated as a charge to income in the period that the deficiency is recognized. To the extent that reserves are redundant and are released, the amount of the release is a benefit to income in the period that redundancy is recognized.

The changes we have recorded in our reserves in the past three years illustrate the potential for revisions inherent in estimating reserves. In 2012, we experienced unfavorable development of $3.3 million (0.5% of total net reserves) from claims incurred prior to 2012. In 2011, we experienced favorable development of $2.7 million (0.5% of total net reserves) from claims incurred prior to 2011. In 2010, we experienced favorable development of $9.6 million (1.6% of total net reserves) from claims incurred prior to 2010. We did not significantly change our reserving methodology or our claims settlement process in any of these years. The development reflected settlements that differed from the established case reserves, changes in the case reserves based on new information for that specific claim or the differences in the timing of actual settlements compared to the payout patterns assumed in our accident year IBNR reductions. The types of coverages we offer and risk levels we retain have a direct influence on the development of claims. Specifically, short duration claims and lower risk retention levels generally are more predictable and normally have less development. Future favorable or unfavorable development of reserves from this past development experience should not be assumed or estimated. The reserves reported in the financial statements are our best estimate.

The following table shows the breakdown of our gross loss reserves between case reserves (estimated amounts required to settle claims that have already been reported), IBNR reserves (estimated amounts that will be needed to settle claims that have already occurred but have not yet been reported to us, as well as reserves for possible development on known claims) and LAE reserves (estimated amounts required to adjust, record and settle claims, other than the claim payments themselves):

Statutory Lines of Business:	At December 31, 2012			
	Case	IBNR	LAE	Total
	(Dollars in thousands)			
Commercial auto liability	$149,592	$226,765	$ 63,639	$439,996
Workers' compensation	86,386	137,626	29,888	253,900
General liability	11,896	22,025	6,150	40,071
Auto physical damage	10,952	8,188	3,065	22,205
Inland marine	1,195	5,936	603	7,734
Private passenger	2,944	2,354	1,246	6,544
Commercial multiple peril	379	1,031	307	1,717
Other lines	1,423	1,429	286	3,138
	$264,767	$405,354	$105,184	$775,305

Reinsurance Recoverables. We are also subject to credit risks with respect to our third party reinsurers. Although reinsurers are liable to us to the extent we cede risks to them, we are ultimately liable to our policyholders on all these risks. As a result, reinsurance does not limit our ultimate obligation to pay claims to policyholders and we may not be able to recover claims made to our reinsurers. We manage this credit risk by selecting what we believe to be quality reinsurers, closely monitoring their financial condition, timely billing and collecting amounts due and obtaining sufficient collateral when necessary.

Other-Than-Temporary Impairment

Our investments are exposed to at least one of three primary sources of investment risk: credit, interest rate and market valuation risks. The financial statement risks are those associated with the recognition of impairments and income, as well as the determination of fair values. We evaluate whether impairments have occurred on a case-by-case basis. Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause and amount of decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations we use in the impairment evaluation process include, but are not limited to:

- the length of time and the extent to which the market value has been below amortized cost;
- whether the issuer is experiencing significant financial difficulties;
- economic stability of an entire industry sector or subsection;
- whether the issuer, series of issuers or industry has a catastrophic type of loss;
- the extent to which the unrealized loss is credit-driven or a result of changes in market interest rates;
- historical operating, balance sheet and cash flow data;
- internally and externally generated financial models and forecasts;
- our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value; and
- other subjective factors, including concentrations and information obtained from regulators and rating agencies.

Under current other-than-temporary impairment accounting guidance, if management can assert that it does not intend to sell an impaired fixed maturity security and it is not more likely than not that it will have to sell the security before recovery of its amortized cost basis, then an entity may separate the other-than-temporary impairments into two components: 1) the amount related to credit losses (recorded in earnings) and 2) the amount related to all other factors (recorded in other comprehensive income (loss)). The credit related portion of an other-than-temporary impairment is measured by comparing a security's amortized cost to the present value of its current expected cash flows discounted at its effective yield prior to the impairment charge. Both components are required to be shown in the Consolidated Statements of Income. If management intends to sell an impaired security, or it is more likely than not that it will be required to sell the security before recovery, an impairment charge is required to reduce the amortized cost of that security to fair value. Additional disclosures required by this guidance are contained in Note 5 — "Investments."

We closely monitor each investment that has a fair value that is below its amortized cost and make a determination each quarter for other-than-temporary impairment for each of those investments. During the year ended December 31, 2012, we recorded other-than-temporary impairment charges of $0.9 million in earnings primarily due to $0.5 million in charges on several common stock securities due to uncertainty surrounding the timing of recovery as well as the length of time and the extent to which the securities had been in an unrealized loss position. The remaining other-than-temporary impairment is due to a $0.4 million charge on two perpetual preferred stocks due to the uncertainty and timing of repayment. During the year ended December 31, 2011, we recorded other-than-temporary impairment charges of $2.1 million in earnings primarily due to a $1.6 million charge on one common stock security due to uncertainty surrounding the timing of recovery as well as the length and amount of time the security had been in an unrealized loss position. The remaining other-than-temporary impairments were due to a $0.2 million charge on common stock securities that were likely to be sold in the near future and had unrealized losses prior to the write-down and a $0.3 million charge in earnings on one MBS for which full principal repayment was no longer expected. The charge on the MBS consisted of both a credit and a non-credit other-than-temporary impairment. During the year ended December 31, 2010, we recorded credit loss other-than-temporary impairment charges of $0.3 million primarily due to a $0.2 million charge on one corporate bond where management was uncertain of ultimate recovery and as a result the entire impairment was recorded as a credit loss, as well as a $0.1 million charge recorded on one MBS, for which a previous impairment charge had been recorded in 2009. While it is not possible to accurately predict if or when a specific security will become impaired, given the inherent uncertainty in the market, charges for other-than-temporary impairment could be material to net income in subsequent quarters. Management believes it is not likely that future impairment charges will have a significant effect on our liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Investments."

ITEM 7A *Quantitative and Qualitative Disclosures About Market Risk*

Market risk represents the potential economic loss arising from adverse changes in the fair value of financial instruments. Our exposures to market risk relate primarily to our investment portfolio, which is also exposed to interest rate risk and credit risk. We have not entered and do not plan to enter, into any derivative financial instruments for trading or speculative purposes.

During 2012, the financial markets were relatively stable and interest rates remained at low levels, thereby increasing the value of many of our fixed maturity investments. As a result of these effects, we had a pre-tax unrealized gain of $44.7 million in our fixed maturities portfolio at December 31, 2012 compared with a pre-tax unrealized gain of $26.3 million at December 31, 2011. Our equity securities had a pre-tax unrealized gain of $4.0 million at December 31, 2012 compared to a pre-tax unrealized gain of $0.8 million at December 31, 2011.

The fair value of our fixed maturities portfolio is directly impacted by changes in interest rates, in addition to credit risk. Our fixed maturities portfolio is comprised of primarily fixed rate investments with primarily intermediate-term maturities. We believe this practice allows us to be flexible in reacting to fluctuations of interest rates. We manage the portfolios of our insurance companies to attempt to achieve an adequate risk-adjusted return while maintaining sufficient liquidity to meet policyholder obligations. We invest in a diverse allocation of fixed income securities to capture what we believe are adequate risk-adjusted returns in an evolving investment environment.

The following table provides information about our "available for sale" fixed maturity investments that are sensitive to interest rate risk. The table shows expected principal cash flows and related weighted average interest rates by expected maturity date for each of the five subsequent years and collectively for all years thereafter. We include callable bonds and notes based on call date or maturity date depending upon which date produces the most conservative yield. MBS are included based on maturity year adjusted for expected payment patterns. Actual cash flows may differ from those expected.

	December 31, 2012		December 31, 2011	
	Principal Cash Flows	Rate	Principal Cash Flows	Rate
	(Dollars in thousands)			
Subsequent calendar year	$129,874	4.1%	$108,012	4.3%
2nd Subsequent calendar year	109,909	4.2%	91,996	4.4%
3rd Subsequent calendar year	101,720	4.1%	96,303	4.3%
4th Subsequent calendar year	101,590	4.1%	95,110	4.3%
5th Subsequent calendar year	139,854	4.0%	100,057	4.2%
Thereafter	300,253	5.0%	400,183	4.6%
Total	$883,200	4.4%	$891,661	4.4%
Fair Value	$944,752		$937,619	

Equity Risk. Equity risk represents the potential economic losses due to adverse changes in equity security prices. As of December 31, 2012, approximately 3.1% of the fair value of our investment portfolio (excluding cash and cash equivalents) was invested in equity securities. We manage equity price risk primarily through industry and issuer diversification and asset allocation techniques such as investing in exchange traded funds.

ITEM 8 *Financial Statements and Supplementary Data*

Index to Financial Statements

Selected "Quarterly Operating Results" have been included in Note 18 to the consolidated financial statements.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We, as management of National Interstate Corporation and its subsidiaries (the "Company"), are responsible for establishing and maintaining adequate internal control over financial reporting. Pursuant to the rules and regulations of the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers or persons performing similar functions and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Management has evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2012, based on the control criteria established in a report entitled *Internal Control — Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, we have concluded that the Company's internal control over financial reporting is effective as of December 31, 2012.

The independent registered public accounting firm of Ernst & Young LLP, as auditors of the Company's consolidated financial statements, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting.

/s/ David W. Michelson
David W. Michelson
President and Chief Executive Officer

/s/ Julie A. McGraw
Julie A. McGraw
Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of
National Interstate Corporation and subsidiaries

We have audited National Interstate Corporation and subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). National Interstate Corporation and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, National Interstate Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of National Interstate Corporation and subsidiaries as of December 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012 of National Interstate Corporation and subsidiaries and our report dated March 8, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cleveland, Ohio
March 8, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
National Interstate Corporation and subsidiaries

We have audited the accompanying consolidated balance sheets of National Interstate Corporation and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedules listed in the Index at Item 15(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Interstate Corporation and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2012, the Company retrospectively changed its method of accounting for deferred policy acquisition costs.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), National Interstate Corporation and subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cleveland, Ohio
March 8, 2013

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
	(In thousands, except per share data)	
ASSETS		
Investments:		
Fixed maturities available-for-sale, at fair value (amortized cost - $900,052 and $911,363, respectively)	$ 944,752	$ 937,619
Equity securities available-for-sale, at fair value (amortized cost - $27,210 and $30,987, respectively)	31,177	31,750
Other invested assets	36,882	28,061
Total investments	1,012,811	997,430
Cash and cash equivalents	41,981	23,674
Accrued investment income	8,937	9,160
Premiums receivable, net of allowance for doubtful accounts of $2,809 and $2,662, respectively	215,690	171,518
Reinsurance recoverable on paid and unpaid losses	174,345	199,081
Prepaid reinsurance premiums	32,570	33,225
Deferred policy acquisition costs	25,246	24,603
Deferred federal income taxes	19,883	26,241
Property and equipment, net	24,539	24,419
Funds held by reinsurer	3,710	3,427
Intangible assets, net	8,355	8,660
Prepaid expenses and other assets	2,157	1,940
Total assets	$ 1,570,224	$ 1,523,378
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Unpaid losses and loss adjustment expenses	$ 775,305	$ 776,576
Unearned premiums and service fees	266,126	232,548
Long-term debt	12,000	22,000
Amounts withheld or retained for accounts of others	67,002	62,531
Reinsurance balances payable	19,473	23,593
Accounts payable and other liabilities	59,055	41,640
Commissions payable	11,838	10,785
Assessments and fees payable	5,477	4,806
Total liabilities	1,216,276	1,174,479
Shareholders' equity:		
Preferred shares – no par value		
Authorized – 10,000 shares		
Issued – 0 shares	-	-
Common shares – $0.01 par value		
Authorized – 50,000 shares		
Issued – 23,350 shares, including 3,759 and 3,952 shares, respectively, in treasury	234	234
Additional paid-in capital	54,788	51,295
Retained earnings	272,618	285,403
Accumulated other comprehensive income	31,634	17,561
Treasury shares	(5,326)	(5,594)
Total shareholders' equity	353,948	348,899
Total liabilities and shareholders' equity	$ 1,570,224	$ 1,523,378

See notes to consolidated financial statements.

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2012	2011	2010
	(In thousands, except per share data)		
Revenues:			
Premiums earned	$ 458,049	$ 429,946	$ 358,371
Net investment income	34,927	30,554	23,298
Net realized gains on investments (*)	6,219	4,477	4,324
Gain on bargain purchase	-	-	7,453
Other	3,278	3,541	3,680
Total revenues	502,473	468,518	397,126
Expenses:			
Losses and loss adjustment expenses	341,008	308,357	256,408
Commissions and other underwriting expenses	89,917	87,860	67,716
Other operating and general expenses	19,151	17,432	17,197
Expense on amounts withheld	3,953	3,910	3,450
Interest expense	615	298	294
Total expenses	454,644	417,857	345,065
Income before income taxes	47,829	50,661	52,061
Provision for income taxes	13,535	15,113	12,602
Net income	$ 34,294	$ 35,548	$ 39,459
Net income per share – basic	$ 1.76	$ 1.84	$ 2.04
Net income per share – diluted	$ 1.75	$ 1.82	$ 2.03
Weighted average of common shares outstanding - basic	19,446	19,371	19,343
Weighted average of common shares outstanding - diluted	19,579	19,491	19,452
Cash dividends per common share	$ 2.40	$ 0.36	$ 0.32

(*) Consists of the following:

	2012	2011	2010
Net realized gains before impairment losses	$ 7,129	$ 6,532	$ 4,666
Total losses on securities with impairment charges	(886)	(2,811)	(197)
Non-credit portion recognized in other comprehensive income	(24)	756	(145)
Net impairment charges recognized in earnings	(910)	(2,055)	(342)
Net realized gains on investments	$ 6,219	$ 4,477	$ 4,324

See notes to consolidated financial statements.

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Net income	$ 34,294	$ 35,548	$ 39,459
Other comprehensive income, before tax:			
Net unrealized gains on available-for-sale securities:			
Net unrealized holding gains on securities arising during the period	22,851	19,837	7,958
Reclassification adjustment for net realized gains included in net income	(1,202)	(2,436)	(1,960)
Total other comprehensive income, before tax	21,649	17,401	5,998
Deferred income taxes on other comprehensive income	7,576	6,091	2,100
Other comprehensive income, net of tax	14,073	11,310	3,898
Total comprehensive income	$ 48,367	$ 46,858	$ 43,357

See notes to consolidated financial statements.

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
			(Dollars in thousands)			
Balance at January 1, 2010	$ 234	$ 49,264	$ 225,195	$ 2,353	$(5,729)	$ 271,317
Cumulative effect of accounting change			(1,561)			(1,561)
Balance at January 1, 2010, as adjusted	234	49,264	223,634	2,353	(5,729)	269,756
Net income			39,459			39,459
Other comprehensive income, net of tax				3,898		3,898
Comprehensive income						43,357
Dividends on common stock			(6,231)			(6,231)
Issuance of 54,801 treasury shares upon exercise of options, stock award grants and restricted stock issued, net of forfeitures		421			76	497
Net tax effect from exercise/vesting of stock-based compensation		31				31
Stock compensation expense		557				557
Balance at December 31, 2010	234	50,273	256,862	6,251	(5,653)	307,967
Net income			35,548			35,548
Other comprehensive income, net of tax				11,310		11,310
Comprehensive income						46,858
Dividends on common stock			(7,007)			(7,007)
Issuance of 41,817 treasury shares upon exercise of options and restricted stock issued, net of forfeitures		155			59	214
Net tax effect from exercise/vesting of stock-based compensation		154				154
Stock compensation expense		713				713
Balance at December 31, 2011	234	51,295	285,403	17,561	(5,594)	348,899
Net income			34,294			34,294
Other comprehensive income, net of tax				14,073		14,073
Comprehensive income						48,367
Dividends on common stock			(47,079)			(47,079)
Issuance of 192,691 treasury shares upon exercise of options and restricted stock issued, net of forfeitures		2,759			268	3,027
Net tax effect from exercise/vesting of stock-based compensation		67				67
Stock compensation expense		667				667
Balance at December 31, 2012	$ 234	$ 54,788	$ 272,618	$ 31,634	$(5,326)	$ 353,948

See notes to consolidated financial statements.

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Operating activities			
Net income	$ 34,294	$ 35,548	$ 39,459
Adjustments to reconcile net income to net cash provided by operating activities:			
Net amortization of bond premiums and discounts	7,308	9,540	6,254
Provision for depreciation and amortization	4,813	3,971	2,954
Net realized gains on investment securities	(6,219)	(4,477)	(4,324)
Gain on bargain purchase	—	—	(7,453)
Deferred federal income taxes	(1,219)	(4,129)	(11,740)
Stock compensation expense	667	713	557
Increase in deferred policy acquisition costs, net	(643)	(3,595)	(5,577)
(Decrease) increase in reserves for losses and loss adjustment expenses	(1,271)	(22,069)	28,655
(Increase) decrease in premiums receivable	(44,172)	(8,612)	2,152
Increase (decrease) in unearned premiums and service fees	33,578	10,645	(722)
(Increase) decrease in interest receivable and other assets	(277)	3,795	11,688
Decrease (increase) in prepaid reinsurance premiums	655	1,840	(2,904)
Increase (decrease) in accounts payable, commissions and other liabilities and assessments and fees payable	19,139	(6,377)	8,963
Increase in amounts withheld or retained for accounts of others	4,471	3,840	1,798
Decrease in reinsurance recoverable	24,736	9,509	12,447
(Decrease) increase in reinsurance balances payable	(4,120)	7,413	(2,299)
Other	(41)	(66)	(105)
Net cash provided by operating activities	71,699	37,489	79,803
Investing activities			
Purchases of fixed maturities	(226,744)	(426,856)	(534,348)
Purchases of equity securities	(10,514)	(27,141)	(285)
Proceeds from sale of fixed maturities	77,266	143,944	95,488
Proceeds from sale of equity securities	18,527	9,595	855
Proceeds from maturities and redemptions of investments	155,005	268,516	403,379
Change in other investments, net	(8,359)	(15,000)	250
Collection of amounts refundable on purchase of price of Vanliner	—	14,256	—
Acquisition of subsidiary, net of cash and cash equivalents acquired	—	—	(33,438)
Capital expenditures	(4,588)	(3,544)	(2,536)
Net cash provided by (used in) investing activities	593	(36,230)	(70,635)
Financing activities			
Additional long-term debt borrowings	28,500	2,000	31,500
Reductions of long-term debt	(38,500)	—	(26,500)
Net tax effect from exercise/vesting of stock-based compensation	67	154	31
Issuance of common shares from treasury upon exercise of stock options or stock award grants	3,027	214	497
Cash dividends paid on common shares	(47,079)	(7,007)	(6,231)
Net cash used in financing activities	(53,985)	(4,639)	(703)
Net increase (decrease) in cash and cash equivalents	18,307	(3,380)	8,465
Cash and cash equivalents at beginning of year	23,674	27,054	18,589
Cash and cash equivalents at end of year	$ 41,981	$ 23,674	$ 27,054

See notes to consolidated financial statements.

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Background, Basis of Presentation and Principles of Consolidation

National Interstate Corporation (the "Company") and its subsidiaries operate as an insurance holding company group that underwrites and sells traditional and alternative risk transfer property and casualty insurance products primarily to the passenger transportation, trucking and moving and storage industries, general commercial insurance to small businesses in Hawaii and Alaska and personal insurance to owners of recreational vehicles and commercial vehicles throughout the United States.

The Company is a 51.9% owned subsidiary of Great American Insurance Company ("Great American"), a wholly-owned subsidiary of American Financial Group, Inc. ("AFG").

The Company has five property and casualty insurance subsidiaries: National Interstate Insurance Company ("NIIC"), Vanliner Insurance Company ("VIC"), National Interstate Insurance Company of Hawaii, Inc. ("NIIC-HI"), Triumphe Casualty Company ("TCC"), Hudson Indemnity, Ltd. ("HIL") and five active agency and service subsidiaries. The Company writes its insurance policies on a direct basis through NIIC, VIC, NIIC-HI and TCC. NIIC and VIC are licensed in all 50 states and the District of Columbia. NIIC-HI is licensed in Ohio, Hawaii, Michigan and New Jersey. TCC holds licenses for multiple lines of authority, including auto-related lines, in 31 states and the District of Columbia. HIL is domiciled in the Cayman Islands and provides reinsurance for NIIC, VIC, NIIC-HI and TCC, primarily for the Company's alternative risk transfer ("ART") component. Insurance products are marketed through multiple distribution channels including, independent agents and brokers, program administrators, affiliated agencies and agent internet initiatives. The Company uses its five active agency and service subsidiaries to sell and service the Company's insurance business. Approximately 14.6% of the Company's premiums are written in the state of California, and an additional 39.5%, collectively, in the states of Texas, New York, North Carolina, Florida, Pennsylvania, New Jersey, Illinois and Missouri.

A summary of the significant accounting policies applied in the preparation of the consolidated financial statements follows.

Basis of Presentation

The accompanying consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"), which differ in some respects from statutory accounting principles ("SAP") permitted by state regulatory agencies (see Note 15).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries (NIIC, VIC, NIIC-HI, HIL, TCC, Hudson Management Group, Ltd., Vanliner Group, Inc. ("Vanliner"), Vanliner Reinsurance Limited, National Interstate Insurance Agency, Inc. ("NIIA"), American Highways Insurance Agency, Inc., TransProtection Service Company, Explorer RV Insurance Agency, Inc. and Safety, Claims and Litigation Services, LLC) since their formation or acquisition. Significant intercompany transactions have been eliminated.

For each program in the Company's ART business, a portion of the risk and premium is ceded to a captive reinsurer that is either "rented" or owned by the program participants (the insureds). HIL, the Company's consolidated subsidiary, is "rented" to program participants to facilitate the transfer of risk to the participants and the respective program's results are recorded solely in HIL's financial statements. Captive reinsurance facilities owned and managed directly by the member-owned program participants are not consolidated since they are not variable interest entities.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

2. Significant Accounting Policies

Business Combinations

The Company accounted for the acquisition of Vanliner in accordance with Accounting Standard Codification ("ASC") 805, *Business Combinations*, and the purchase price was allocated to the assets acquired and liabilities assumed based on their fair value at the acquisition date. See Note 3 – "Acquisition of Vanliner Group, Inc." for additional discussion regarding the acquisition. The Consolidated Financial Statements for all periods presented herein and the notes thereto reflect the consolidated results of the Company and Vanliner commencing on July 1, 2010.

Contingent Consideration

The Company accounts for the contingent consideration associated with the contractual obligations of the acquisition of Vanliner in accordance with ASC 805, *Business Combinations*. As part of the Purchase Agreement (the "Agreement"), UniGroup, Inc. ("UniGroup") agreed to provide NIIC with comprehensive financial guarantees, including a four and a half-year balance sheet guarantee whereby both favorable and unfavorable developments related to specified line items on the closing balance sheet, as defined in sections 2.06 and 2.07 of the Agreement, inure to UniGroup. The Company determines the fair value of the contingent consideration on a quarterly basis based on the present value of expected cash flows associated with the balance sheet line items contractually guaranteed by UniGroup.

Many of the less significant guaranteed assets and liabilities were substantially settled within twelve months and therefore have had a minimal impact to the contingent consideration calculation performed on a quarterly basis. The two most significant and longer termed balance sheet line items which require assumptions to be made on the ultimate settlement amounts under the guaranty, and therefore could have the most significant impact on the fair value calculation at each balance sheet date relate to loss and allocated loss adjustment expense ("ALAE") reserves which existed at acquisition date and loss and ALAE reserves derived from the unearned premium at acquisition date.

The valuation of loss and ALAE reserves is determined quarterly using actuarial based models which establish ultimate loss costs determined on the basis of estimates of policy claims reported and estimates of incurred but unreported claims based on historical and industry data. Although considerable variability is inherent in such actuarial estimates, management believes that the reserves for unpaid losses and ALAE are adequate.

In calculating the contingent consideration associated with unearned premium, the Company considers the contractual rate for expected loss and ALAE reserves as defined in the Agreement against the projected ultimate loss rates as provided through the aforementioned actuarial valuation model.

The total sum of the difference between acquired amounts and actual or expected settlement amounts for all balance sheet line items which were contractually guaranteed by UniGroup is the calculated contingent consideration. This amount is discounted based upon the appropriate treasury yield curve rate to obtain the discounted fair value at each reporting date. At December 31, 2012 and 2011, the Company had a short-term payable for contingent consideration of $12.7 million and $3.5 million, respectively, which are recorded at fair value. As the Agreement required UniGroup to escrow funds for the future settlement of the balance sheet guaranty, the Company believes any contingent consideration would be fully collectible should the balance become a receivable from UniGroup.

Cash Equivalents

The Company considers all highly liquid investments with a maturity date of three months or less at the date of acquisition to be cash equivalents.

Premium, Commissions and Service Fee Recognition

Insurance premiums, commissions and service fees generally are recognized over the terms of the policies on a daily pro rata basis. Unearned premiums, commissions and service fees are related to the unexpired terms of the policies in-force.

Investments

The Company classifies its fixed maturity and equity securities as available for sale, which are recorded at fair value, with unrealized gains and losses (net of tax) on such securities reported as a separate component of shareholders' equity as accumulated other comprehensive income (loss). The Company accounts for its other invested assets, which are limited partnership investments, under the equity method with changes in value reported as a component of net realized gains or losses on investments. These limited partnerships are generally reported on a one-month lag and are primarily invested in debt and equity securities that are listed and traded on exchanges.

Net investment income is adjusted for amortization of premiums to the earliest of the call date or maturity date and accretion of discounts to maturity. Realized gains and losses credited or charged to income are determined by the specific identification method. Estimated fair values for investments are determined based on published market quotations or where not available, based on other observable market data, broker quotations or other independent sources. When a decline in fair value is deemed to be other-than-temporary, a provision for impairment is charged to earnings (included in realized gains (losses)) and the cost basis of that investment is reduced. Interest income is recognized when earned and dividend income is recognized when declared.

In accordance with current accounting guidance for other-than-temporary impairments, if management can assert that it does not intend to sell an impaired fixed maturity security and it is not more likely than not that it will have to sell the security before recovery of its amortized cost basis, then an entity may separate the other-than-temporary impairment into two components: 1) the amount related to credit losses (recorded in earnings) and 2) the amount related to all other factors (recorded in other comprehensive income (loss)). The credit related portion of an other-than-temporary impairment is measured by comparing a security's amortized cost to the present value of its current expected cash flows discounted at its effective yield prior to the impairment charge. If management intends to sell an impaired security, or it is more likely than not that it will be required to sell the security before recovery, an impairment charge is required to reduce the amortized cost of that security to fair value. Additional disclosures required by this guidance are contained in Note 5 – "Investments."

Deferred Policy Acquisition Costs ("DPAC")

Policy acquisition costs, principally commissions, premium taxes and assessments, directly related to the production of new business, are deferred and amortized over the period in which the related premiums are earned. Policy acquisition costs are limited based upon recoverability without any consideration for anticipated investment income and are charged to operations ratably over the terms of the related policies. The Company accelerates the amortization of these costs for premium deficiencies. The amount of deferred policy acquisition costs amortized during the years ended December 31, 2012, 2011 and 2010 were $79.4 million, $78.7 million and $58.9 million, respectively. There were no premium deficiencies for the years ended December 31, 2012, 2011 or 2010.

As discussed below under "Recent Accounting Pronouncements," the Company's current accounting for DPAC changed effective January 1, 2012 and amounts included herein are adjusted retrospectively.

Property and Equipment

Property and equipment are reported at cost less accumulated depreciation and amortization. Property and equipment are depreciated or amortized over the estimated useful lives on a straight-line basis. The useful lives range from three to five years for computer equipment, 20 to 40 years for buildings and improvements and five to seven years for all other property and equipment. Property and equipment include capitalized software developed or acquired for internal use. Upon sale or retirement, the cost of the asset and related accumulated depreciation are eliminated from their respective accounts and the resulting gain or loss is included in operations. Repairs and maintenance are charged to operations when incurred. The Company recorded depreciation expense of $4.8 million, $3.9 million and $2.9 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Intangible Assets

The Company recognized certain intangible assets as part of the Vanliner acquisition in 2010 based on their fair value as required by ASC 805. These intangible assets consist of acquired insurance licenses, with an indefinite life, and an acquired relationship asset relating to renewal rights, trade names, customer relationships and distribution networks. Intangible assets with definite lives are amortized over their estimated useful life, which is five years for the acquired relationship asset and amortization expense relating to this intangible asset was $0.3 million for both the years ended December 31, 2012 and 2011 and $0.1 million for the year ended December 31, 2010. All identifiable intangible assets are tested for recoverability whenever events or changes in circumstances indicate that a carrying amount may not be recoverable. Indefinite lived intangible assets are subject to annual impairment testing, which was performed during the fourth quarter of 2012. Based upon this review, no impairment losses were recognized in 2012.

Unpaid Losses and Loss Adjustment Expenses ("LAE")

The liabilities for unpaid losses and LAE are determined on the basis of estimates of policy claims reported and estimates of unreported claims based on historical and industry data. The estimates of policy claim amounts are continuously reviewed and any resulting adjustments are reflected in operations currently. Although considerable variability is inherent in such estimates, management believes that the liabilities for unpaid losses and LAE are adequate. These liabilities are reported net of amounts recoverable from salvage and subrogation.

Assessments

The Company has provided for estimated assessments anticipated for reported insolvencies of other insurers and other charges from regulatory organizations. Management accrues for these liabilities as assessments are imposed or the probability of such assessments being imposed has been determined, the event obligating the Company to pay an imposed or probable assessment has occurred and the amount of the assessment can be reasonably estimated.

Premiums Receivable

Premiums receivable are carried at cost, which approximate fair value. Management provides an allowance for doubtful accounts in the period that collectability is deemed impaired.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. A significant portion of the reinsurance is related to excess of loss reinsurance contracts. Premiums ceded are reported as a reduction of premiums earned.

Segment Information

The Company offers a range of products and services, but operates as one reportable property and casualty insurance segment.

Federal Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized. Management evaluates the realizability of the deferred tax assets and assesses the need for a valuation allowance quarterly. The Company recognizes the tax benefits of uncertain tax positions only when the position is more likely than not to be sustained under examination by the appropriate taxing authority.

Comprehensive Income

Comprehensive income includes the Company's net income plus the changes in the unrealized gains or losses (net of income taxes) on the Company's available-for-sale securities. The details of the comprehensive income are reported in the Consolidated Statements of Comprehensive Income.

Earnings Per Common Share

Basic earnings per common share have been computed based on the weighted average number of common shares outstanding during the period. Diluted earnings per share are based on the weighted average number of common shares and dilutive potential common shares outstanding during the period using the treasury stock method.

Stock-Based Compensation

The Company grants stock options to officers under its Long Term Incentive Plan ("LTIP"). The LTIP and stock-based compensation are more fully described in Note 8 – "Shareholders' Equity and Stock-Based Compensation." The Company uses the Black-Scholes pricing model to measure the fair value of employee stock options. Awards issued prior to the initial public offering were valued for disclosure purposes using the minimum value method. No compensation cost will be recognized for future vesting of these awards.

Recent Accounting Pronouncements

Effective January 1, 2012, the Company retrospectively adopted Accounting Standards Update No. 2010-26, *Financial Services - Insurance* ("ASU 2010-26"). ASU 2010-26 amends ASC 944, *Financial Services - Insurance*, limiting the capitalization of costs incurred in the successful acquisition of new and renewal contracts to incremental direct costs of contract acquisition and certain costs related directly to certain acquisition activities performed by the insurer of the contract, which primarily consist of commissions, premium taxes and assessments. The retrospective adoption of ASU 2010-26 resulted in fewer acquisition costs being capitalized by the Company.

The impact of adoption on amounts previously reported is shown in the tables below (in thousands, except per share data):

	December 31, 2011
Deferred policy acquisition costs	
As previously reported	$ 27,205
As adjusted	24,603
Deferred federal income taxes	
As previously reported	$ 25,330
As adjusted	26,241
Shareholders' equity	
As previously reported	$ 350,590
As adjusted	348,899

	Year Ended December 31,	
	2011	2010
Commissions and other underwriting expenses		
As previously reported	$ 87,737	$ 67,639
As adjusted	87,860	67,716
Net income		
As previously reported	$ 35,628	$ 39,509
As adjusted	35,548	39,459
Net income per share – diluted		
As previously reported	$ 1.83	$ 2.03
As adjusted	1.82	2.03

Effective January 1, 2012, the Company retrospectively adopted Accounting Standards Update No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income* ("ASU 2011-05"). ASU 2011-05 eliminates the option to report components of other comprehensive income in the statement of shareholders' equity. As permitted by the standard, comprehensive income is presented herein in a separate statement immediately following the Consolidated Statements of Income. As the updated guidance only required a change in the format of information already disclosed, the adoption did not have an impact on the Company's cash flows, financial condition, net income or comprehensive income.

Effective January 1, 2012, the Company adopted Accounting Standards Update No. 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS* ("ASU 2011-04"). ASU 2011-04 clarifies the application of existing fair value measurement and amends certain disclosure requirements. Disclosures required by the guidance are included in Note 4 – "Fair Value Measurements." The impact of adoption was not material to the Company's results of operations or financial position.

Effective January 1, 2013, the Company will adopt Accounting Standards Update No. 2012-02, *Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment* ("ASU 2012-02"). ASU 2012-02 provides additional guidance in performing impairment tests for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment. The update allows an entity to make a qualitative assessment about the likelihood that an indefinite-lived intangible asset is impaired to determine whether it should perform a quantitative impairment test. The adoption is not expected to have a material impact on the Company's results of operations or financial position.

3. Acquisition of Vanliner Group, Inc.

Effective July 1, 2010, NIIC and the Company completed the acquisition of Vanliner from UniGroup. Pursuant to the Agreement, NIIC acquired all of the issued and outstanding capital stock of Vanliner and the Company acquired certain named information technology assets. As part of the Agreement, UniGroup agreed to provide NIIC with comprehensive financial guarantees, including a four and a half-year balance sheet guaranty whereby both favorable and unfavorable developments related to the closing balance sheet inure to UniGroup. The acquisition's $113.9 million purchase price was based upon Vanliner's final tangible book value at closing of $110.9 million plus $3.0 million paid for the certain named information technology assets. Vanliner's final tangible book value of $110.9 million will serve as the basis for future settlements of the financial guarantees.

The acquisition was accounted for in accordance with ASC 805. Purchase accounting, as defined by ASC 805, requires that the assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. The purchase price was allocated based on the fair value of assets acquired, liabilities assumed and additional consideration expected to be paid. As a result of applying the purchase accounting in accordance with ASC 805, the Company recognized a gain on bargain purchase of $7.5 million, which represents the amount by which the fair value of Vanliner's net assets acquired exceeded the total purchase consideration, inclusive of $2.9 million of additional future consideration payable to UniGroup at closing. The gain on bargain purchase was recognized as a separate component of revenues in the Company's Consolidated Statements of Income for the year ended December 31, 2010.

The additional future consideration was recorded at fair value based on the present value of a series of fixed future payments to UniGroup related to future interest earnings on investments held related to unearned premium on policies in-force on the date of acquisition. These payments are not contingent on the results of Vanliner during the period in which these payments will be made. As of December 31, 2012, the Company has made payments to UniGroup of approximately $2.2 million, exclusive of any tax effect, with the remaining payments scheduled through December 31, 2014. The additional future consideration is classified as a liability.

4. Fair Value Measurements

The Company must determine the appropriate level in the fair value hierarchy for each applicable measurement. The fair value hierarchy prioritizes the inputs, which refer broadly to assumptions market participants would use in pricing an asset or liability, into three levels. It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The level in the fair value hierarchy within which a fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's management is responsible for the valuation process and uses data from outside sources (including nationally recognized pricing services and broker/dealers) in establishing fair value.

Pricing services use a variety of observable inputs to estimate the fair value of fixed maturities that do not trade on a daily basis. These inputs include, but are not limited to, recent reported trades, benchmark yields, issuer spreads, bids or offers, reference data and measures of volatility. Included in the pricing of mortgage-backed securities are estimates of the rate of future prepayments and defaults of principal over the remaining life of the underlying collateral. Inputs from brokers and independent financial institutions include, but are not limited to, yields or spreads of comparable investments which have recent trading activity, credit quality, duration, credit enhancements, collateral value and estimated cash flows based on inputs including delinquency rates, estimated defaults and losses and estimates of the rate of future prepayments. Valuation techniques utilized by pricing services and prices obtained from external sources are reviewed by the Company's internal investment professionals, as well as investment professionals affiliated with AFG, who are familiar with the securities being priced and the markets in which they trade to ensure the fair value determination is representative of an exit price. To validate the appropriateness of the prices obtained, the Company's internal investment professionals, who report to the Chief Investment Officer, compared the valuation received to an independent third party pricing source and considered widely published indices (as benchmarks), recent trades, changes in interest rates, general economic conditions and the credit quality of the specific issuers. If the Company believes that significant discrepancies exist, the Company will perform additional procedures, which may include specific inquiry of the pricing service, to resolve the discrepancies.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical securities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices within

Level 1 that are observable for the security, either directly or indirectly. Level 2 inputs include quoted prices for similar securities in active markets, quoted prices for identical or similar securities that are not active and observable inputs other than quoted prices, such as interest rate and yield curves. Level 3 inputs are unobservable inputs for the asset or liability.

Level 1 consists of publicly traded equity securities and highly liquid, direct obligations of the U.S. Government whose fair value is based on quoted prices that are readily and regularly available in an active market. Level 2 primarily consists of financial instruments whose fair value is based on quoted prices in markets that are not active and include U.S. government agency securities, fixed maturity investments and perpetual preferred stocks that are not actively traded. Included in Level 2 are $77.6 million of securities, which are valued based upon a non-binding broker quote and validated with other observable market data by management. Level 3 consists of financial instruments that are not traded in an active market, whose fair value is estimated by management based on inputs from independent financial institutions, which include non-binding broker quotes, which the Company believes reflects fair value, but for which the Company is unable to verify inputs to the valuation methodology. The Company obtained at least one quote or price per instrument from its brokers and pricing services for all Level 3 securities and did not adjust any quotes or prices that it obtained. The Company's internal and affiliated investment professionals review these broker quotes using any recent trades, if such information is available, or market prices of similar investments. The Company primarily uses the market approach valuation technique for all investments.

The following table presents the Company's investment portfolio, categorized by the level within the fair value hierarchy in which the fair value measurements fall as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
		(Dollars in thousands)		
Fixed maturities:				
U.S. Government and government agency obligations	$ 2,056	$ 110,041	$ -	$ 112,097
Foreign government obligations	-	5,660	-	5,660
State and local government obligations	-	360,989	837	361,826
Residential mortgage-backed securities	-	194,695	-	194,695
Commercial mortgage-backed securities	-	47,604	-	47,604
Corporate obligations	-	199,553	7,658	207,211
Other debt obligations	-	11,428	-	11,428
Redeemable preferred stocks	3,748	-	483	4,231
Total fixed maturities	5,804	929,970	8,978	944,752
Equity securities:				
Common stocks	24,219	755	-	24,974
Perpetual preferred stocks	2,936	3,267	-	6,203
Total equity securities	27,155	4,022	-	31,177
Total fixed maturities and equity securities	32,959	933,992	8,978	975,929
Cash and cash equivalents	41,981	-	-	41,981
Total fixed maturities, equity securities and cash and cash equivalents at fair value	$ 74,940	$ 933,992	$ 8,978	$ 1,017,910

The following table presents the Company's investment portfolio, categorized by the level within the fair value hierarchy in which the fair value measurements fall as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
		(Dollars in thousands)		
Fixed maturities:				
U.S. Government and government agency obligations	$ 2,637	$ 101,370	$ -	$ 104,007
Foreign government obligations	-	5,723	-	5,723
State and local government obligations	-	338,675	1,572	340,247
Residential mortgage-backed securities	-	225,026	-	225,026
Commercial mortgage-backed securities	-	23,484	-	23,484
Corporate obligations	-	222,263	7,256	229,519
Redeemable preferred stocks	8,983	158	472	9,613
Total fixed maturities	11,620	916,699	9,300	937,619
Equity securities:				
Common stocks	30,323	-	-	30,323
Perpetual preferred stocks	955	76	396	1,427
Total equity securities	31,278	76	396	31,750
Total fixed maturities and equity securities	42,898	916,775	9,696	969,369
Cash and cash equivalents	23,674	-	-	23,674
Total fixed maturities, equity securities and cash and cash equivalents at fair value	$ 66,572	$ 916,775	$ 9,696	$ 993,043

The tables above exclude investments in limited partnerships accounted for under the equity method of $36.9 million and $28.1 million (included in "other invested assets") at December 31, 2012 and 2011, respectively. Equity method investments are not reported at fair value.

The Company uses the end of the reporting period as its policy for determining transfers into and out of each level. During the year ended December 31, 2012 there were four perpetual preferred stocks totaling $0.1 million that transferred from Level 1 to Level 2, one perpetual preferred stock totaling $11 thousand that transferred from Level 2 to Level 1, and one $0.2 million redeemable preferred stock that transferred from Level 2 to Level 1 due to changes in trading activity. The following table presents a reconciliation of the beginning and ending balances for all investments measured at fair value on a recurring basis using Level 3 inputs for the year ended December 31, 2012:

	Year Ended December 31, 2012			
	State and Local Government Obligations	Corporate Obligations	Redeemable Preferred Stocks	Perpetual Preferred Stocks
		(Dollars in thousands)		
Beginning balance at January 1, 2012	$ 1,572	$ 7,256	$ 472	$ 396
Total gains or (losses):				
Included in earnings	-	-	-	(396)
Included in other comprehensive income	265	621	11	-
Purchases and issuances	-	-	-	-
Sales, settlements and redemptions	(1,000)	(219)	-	-
Transfers in and/or (out) of Level 3	-	-	-	-
Ending balance at December 31, 2012	$ 837	$ 7,658	$ 483	$ -
The amount of total gains or (losses) for the year included in earnings and attributable to the change in unrealized gains or (losses) relating to assets still held at the reporting date	$ -	$ -	$ -	$ -

The following table presents a reconciliation of the beginning and ending balances for all investments measured at fair value on a recurring basis using Level 3 inputs for the year ended December 31, 2011:

	Year Ended December 31, 2011			
	State and Local Government Obligations	Corporate Obligations	Redeemable Preferred Stocks	Perpetual Preferred Stocks
	(Dollars in thousands)			
Beginning balance at January 1, 2011	$ 3,992	$ 2,290	$ 2,429	$ 396
Total gains or (losses):				
Included in earnings	-	-	-	-
Included in other comprehensive income	430	(108)	43	-
Purchases and issuances	-	5,350	-	-
Sales, settlements and redemptions	(2,850)	(276)	(2,000)	-
Transfers in and/or (out) of Level 3	-	-	-	-
Ending balance at December 31, 2011	$ 1,572	$ 7,256	$ 472	$ 396
The amount of total gains or (losses) for the year included in earnings and attributable to the change in unrealized gains or (losses) relating to assets still held at the reporting date	$ -	$ -	$ -	$ -

The following table presents a reconciliation of the beginning and ending balances for all investments measured at fair value on a recurring basis using Level 3 inputs for the year ended December 31, 2010:

	Year Ended December 31, 2010				
	State and Local Government Obligations	Corporate Obligations	Residential Mortgage-Backed Securities	Redeemable Preferred Stocks	Perpetual Preferred Stocks
	(Dollars in thousands)				
Beginning balance at January 1, 2010	$ 6,369	$ 5,842	$ 2,384	$ 2,353	$ 396
Total gains or (losses):					
Included in earnings	-	(187)	-	-	-
Included in other comprehensive income	623	205	1,433	76	-
Purchases and issuances	-	-	-	-	-
Sales, settlements and redemptions	(3,000)	(3,570)	(899)	-	-
Transfers in and/or (out) of Level 3(a)	-	-	(2,918)	-	-
Ending balance at December 31, 2010	$ 3,992	$ 2,290	$ -	$ 2,429	$ 396
The amount of total gains or (losses) for the year included in earnings and attributable to the change in unrealized gains or (losses) relating to assets still held at the reporting date	$ -	$ (187)	$ -	$ -	$ -

(a) Transfers out of Level 3 relate to two residential mortgage-backed securities that have inputs, including quotes, which were consistently observed in an active market during 2010.

At December 31, 2012 the Company had eight securities with a fair value of $9.0 million that are included in Level 3, which represented 0.9% of its total investments reported at fair value. The significant unobservable inputs used by the brokers and pricing services in establishing fair values of the Company's Level 3 securities are primarily spreads to U.S. Treasury rates and discounts to comparable securities. The specifics of such spreads and discounts were not made available to the Company. Significant increases (decreases) on spreads to U.S. Treasury rates and discount spreads to comparable securities would result in lower (higher) fair value measurements. Generally, a change in the assumption used for determining a spread is accompanied by market factors that warrant an adjustment for the credit risk and liquidity premium of the security. As the total fair value of Level 3 securities is 2.5% of the Company's shareholders' equity at December 31, 2012, any change in unobservable inputs would not have a material impact on the Company's financial position.

5. Investments

Under current other-than-temporary impairment accounting guidance, if management can assert that it does not intend to sell an impaired fixed maturity security and it is not more likely than not that it will have to sell the security before recovery of its amortized cost basis, then an entity may separate the other-than-temporary impairments into two components: 1) the amount related to credit losses (recorded in earnings) and 2) the amount related to all other factors (recorded in other comprehensive income (loss)). The credit related portion of an other-than-temporary impairment is measured by comparing a security's amortized cost to the present value of its current expected cash flows discounted at its effective yield prior to the impairment charge. If management intends to sell an impaired security, or it is more likely than not that it will be required to sell the security before recovery, an impairment charge recorded in earnings is required to reduce the amortized cost of that security to fair value.

The cost or amortized cost and fair value of investments in fixed maturities and equity securities are as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(Dollars in thousands)		
December 31, 2012:				
Fixed Maturities:				
U.S. Government and government agency obligations	$ 104,958	$ 7,141	$ (2)	$ 112,097
Foreign government obligations	5,587	73	-	5,660
State and local government obligations	344,660	17,339	(173)	361,826
Residential mortgage-backed securities	188,498	7,835	(1,638)	194,695
Commercial mortgage-backed securities	45,632	1,974	(2)	47,604
Corporate obligations	195,261	12,134	(184)	207,211
Other debt obligations	11,321	107	-	11,428
Redeemable preferred stocks	4,135	113	(17)	4,231
Total fixed maturities	900,052	46,716	(2,016)	944,752
Equity securities:				
Common stocks	21,376	3,669	(71)	24,974
Perpetual preferred stocks	5,834	369	-	6,203
Total equity securities	27,210	4,038	(71)	31,177
Total fixed maturities and equity securities	$ 927,262	$ 50,754	$ (2,087)	$ 975,929
December 31, 2011:				
Fixed Maturities:				
U.S. Government and government agency obligations	$ 97,445	$ 6,566	$ (4)	$ 104,007
Foreign government obligations	5,664	65	(6)	5,723
State and local government obligations	327,459	13,272	(484)	340,247
Residential mortgage-backed securities	223,960	4,815	(3,749)	225,026
Commercial mortgage-backed securities	23,104	464	(84)	23,484
Corporate obligations	223,563	7,774	(1,818)	229,519
Redeemable preferred stocks	10,168	182	(737)	9,613
Total fixed maturities	911,363	33,138	(6,882)	937,619
Equity securities:				
Common stocks	29,678	1,765	(1,120)	30,323
Perpetual preferred stocks	1,309	142	(24)	1,427
Total equity securities	30,987	1,907	(1,144)	31,750
Total fixed maturities and equity securities	$ 942,350	$ 35,045	$ (8,026)	$ 969,369

The table above excludes investments in limited partnerships accounted for under the equity method of $36.9 million and $28.1 million (included in "other invested assets") at December 31, 2012 and December 31, 2011, respectively. Equity method investments are not reported at fair value.

State and local government obligations represented approximately 38.3% of the Company's fixed maturity portfolio at December 31, 2012, with approximately $284.9 million, or 78.7%, of the Company's state and local government obligations held in special revenue obligations, and the remaining amount held in general obligations. The Company's state and local government obligations portfolio is high quality, as 99.7% of such securities were rated investment grade (as determined by nationally recognized agencies) at December 31, 2012. The Company had no state and local government obligations for any state, municipality or political subdivision that comprised 10% or more of the total amortized cost or fair value of such obligations at December 31, 2012.

The amortized cost and fair value of fixed maturities at December 31, 2012, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The average life of mortgage-backed securities is 3.1 years in the Company's investment portfolio.

Amortized cost and fair value of the fixed maturities in the Company's investment portfolio were as follows:

	Amortized Cost	Fair Value
	(Dollars in thousands)	
Due in one year or less	$ 21,366	$ 21,559
Due after one year through five years	244,912	260,207
Due after five years through ten years	261,602	278,165
Due after ten years	138,042	142,522
	665,922	702,453
Mortgage-backed securities	234,130	242,299
Total	$ 900,052	$ 944,752

Gains and losses on the sale of these investments, including other-than-temporary impairment charges and other investments' gain or losses, were as follows:

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Fixed maturity gains	$ 5,086	$ 5,475	$ 3,596
Fixed maturity losses	(538)	(244)	(402)
Equity security gains	2,646	1,994	30
Equity security losses	(1,462)	(1,976)	(11)
Other investments, net gains (losses)	487	(772)	1,111
Net realized gains on investments	$ 6,219	$ 4,477	$ 4,324

Pre-tax net realized gains of $6.2 million during 2012 were primarily generated from net realized gains associated with the sales of securities of $6.6 million and net gains associated with an equity partnership investment of $0.5 million. The gains on equity and fixed maturity securities were primarily due to favorable market conditions that increased the value of the securities over book value. Offsetting these gains were other-than-temporary impairment charges of $0.9 million. The other-than-temporary impairment charges of $0.9 million were primarily on equity securities and were due to uncertainty surrounding the timing of recovery as well as the length and the extent to which these securities had been in an unrealized loss position.

Pre-tax net realized gains of $4.5 million during 2011 were primarily generated from net realized gains associated with the sales of securities of $7.4 million. The gains on equity and fixed maturity securities were primarily due to favorable market conditions that increased the value of the securities over book value. Offsetting these gains were net losses associated with equity partnership investments of $0.8 million and other-than-temporary impairment charges of $2.1 million. The other-than-temporary impairment charges of $2.1 million are primarily due to a $1.6 million charge on one common stock security due to uncertainty surrounding the timing of recovery as well as the length and the extent to which the security had been in an unrealized loss position. The remaining other-than-temporary impairment is due to $0.2 million charges on common stock securities that are likely to be sold in the near future and had unrealized losses prior to the write-down and a $0.3 million credit impairment charge on one mortgage-backed security for which full principal payment is no longer expected.

Pre-tax net realized gains of $4.3 million during 2010 were primarily generated from net realized gains associated with the sales of securities of $3.6 million and net gains associated with an equity partnership investment of $1.6 million. The gains on equity and fixed maturity securities were primarily due to favorable market conditions that increased the value of the securities over book value and include gains from sales to generate funds for the Vanliner acquisition. Offsetting these gains were other-than-temporary impairment charges of $0.3 million and realized losses of $0.1 million from the sales of fixed maturity securities. The other-than-temporary impairment charges of $0.3 million are primarily due to a $0.2 million charge on one corporate bond that had a decrease in market value below book value and, due to the uncertainty of ultimate recovery, the entire impairment was recorded as a credit loss and a $0.1 million charge that was recorded on a mortgage-backed security, for which a previous impairment charge had been recorded.

The following table summarizes the Company's gross unrealized losses on fixed maturities and equity securities and the length of time that individual securities have been in a continuous unrealized loss position:

	Less than Twelve Months				Twelve Months or More			
	Fair Value	Unrealized Losses	Fair Value as % of Cost	Number of Holdings	Fair Value	Unrealized Losses	Fair Value as % of Cost	Number of Holdings
	(Dollars in thousands)							
December 31, 2012:								
Fixed maturities:								
U.S. Government and government agency obligations	$ 6,195	$ (2)	100.0%	3	$ -	$ -	0.0%	-
Foreign government obligations	-	-	0.0%	-	-	-	0.0%	-
State and local government obligations	1,048	(10)	99.1%	1	837	(163)	83.7%	1
Residential mortgage-backed securities	19,541	(135)	99.3%	9	12,194	(1,503)	89.0%	7
Commercial mortgage-backed securities	2,000	(2)	99.9%	1	-	-	0.0%	-
Corporate obligations	12,001	(184)	98.5%	19	-	-	0.0%	-
Other debt obligations	-	-	0.0%	-	-	-	0.0%	-
Redeemable preferred stocks	-	-	0.0%	-	483	(17)	96.6%	1
Total fixed maturities	40,785	(333)	99.2%	33	13,514	(1,683)	88.9%	9
Equity securities:								
Common stocks	1,110	(71)	94.0%	9	-	-	0.0%	-
Perpetual preferred stocks	-	-	0.0%	-	-	-	0.0%	-
Total equity securities	1,110	(71)	94.0%	9	-	-	0.0%	-
Total fixed maturities and equity securities	$ 41,895	$ (404)	99.0%	42	$ 13,514	$ (1,683)	88.9%	9
December 31, 2011:								
Fixed maturities:								
U.S. Government and government agency obligations	$ 959	$ (4)	99.6%	2	$ -	$ -	0.0%	-
Foreign government obligations	1,029	(6)	99.4%	1	-	-	0.0%	-
State and local government obligations	16,356	(28)	99.8%	6	3,633	(456)	88.8%	4
Residential mortgage-backed securities	54,588	(1,021)	98.2%	21	12,038	(2,728)	81.5%	8
Commercial mortgage-backed securities	5,040	(17)	99.7%	2	2,461	(67)	97.3%	1
Corporate obligations	48,786	(1,677)	96.7%	95	1,966	(141)	93.3%	2
Redeemable preferred stocks	426	(50)	89.5%	2	2,693	(687)	79.7%	6
Total fixed maturities	127,184	(2,803)	97.8%	129	22,791	(4,079)	84.8%	21
Equity securities:								
Common stocks	13,198	(1,120)	92.2%	39	-	-	0.0%	-
Perpetual preferred stocks	600	(24)	96.2%	3	-	-	0.0%	-
Total equity securities	13,798	(1,144)	92.3%	42	-	-	0.0%	-
Total fixed maturities and equity securities	$ 140,982	$ (3,947)	97.3%	171	$ 22,791	$ (4,079)	84.8%	21

The gross unrealized losses on the Company's fixed maturities and equity securities portfolios decreased from $8.0 million at December 31, 2011 to $2.1 million at December 31, 2012. The improvement in gross unrealized losses was driven by a decrease in market yields resulting from a decline in interest rates and a general tightening of credit spreads from December 31, 2011. The $2.1 million in gross unrealized losses at December 31, 2012 was primarily on fixed maturity holdings in residential mortgage-backed securities and to a lesser extent, corporate obligations and state and local government obligations. The gross unrealized losses on equity securities were $71 thousand and have been in an unrealized loss position for twelve months or less and are considered to be temporary. Investment grade securities represented 72.9% of all fixed maturity securities with unrealized losses.

At December 31, 2012, gross unrealized losses on residential mortgage-backed securities were $1.6 million and represented 81.3% of the total gross unrealized losses on fixed maturities. There were nine holdings with gross unrealized losses of $0.1 million that were in an unrealized loss position for less than 12 months and seven securities with gross unrealized losses of $1.5 million that were in an unrealized loss position for 12 months or more. Four of these securities previously had both credit and non-credit other-than-temporary impairment charges and were in a gross unrealized loss position of $1.3 million at December 31, 2012. Investment grade securities represented 76.0% of all residential mortgage-backed securities with unrealized losses. Based on historical payment data and analysis of expected future cash flows of the underlying collateral, independent credit ratings and other facts and analysis, including management's current intent and ability to hold these securities for a period of time sufficient to allow for anticipated recovery, management believes that, based upon information currently available, the Company will recover its cost basis in all these securities and no additional charges for other-than-temporary impairments will be required.

At December 31, 2012, the corporate obligations, with gross unrealized losses of $0.2 million consisted of 19 holdings that were in an unrealized loss position of $0.2 million for less than 12 months and are considered to be temporary. The state and local government obligations, with gross unrealized losses of $0.2 million, had one holding that was in an unrealized loss position of $10 thousand for less than 12 months and one holding with a gross unrealized loss of $0.2 million for more than 12 months. Investment grade securities represented 100.0% of all state and local government obligations with unrealized losses greater than 12 months.

Management concluded that no additional charges for other-than-temporary impairment were required on the fixed maturity holdings in the fourth quarter of 2012 based on several factors, including the Company's ability and current intent to hold these investments for a period of time sufficient to allow for anticipated recovery of its amortized cost, the length of time and the extent to which fair value has been below cost, analysis of company-specific financial data and the outlook for industry sectors and credit ratings. The Company believes these unrealized losses are primarily due to temporary market and sector-related factors and does not consider these securities to be other-than-temporarily impaired. If the Company's strategy was to change or these securities were determined to be other-than-temporarily impaired, the Company would recognize a write-down in accordance with its stated policy.

The following table is a progression of the amount related to credit losses on fixed maturity securities for which the non-credit portion of an other-than-temporary impairment has been recognized in other comprehensive income.

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Beginning balance	$ 2,258	$ 2,017	$ 1,910
Additional credit impairments on:			
Previously impaired securities	24	—	144
Securities without prior impairments	—	241	—
Reductions	—	—	(37)
Ending balance	$ 2,282	$ 2,258	$ 2,017

The following table summarizes investment income earned and investment expenses incurred:

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Investment income:			
Fixed maturities	$ 35,305	$ 30,446	$ 23,250
Equity securities	805	694	346
Short-term investments and cash equivalents	10	6	38
Total investment income	36,120	31,146	23,634
Investment expense	(1,193)	(592)	(336)
Net investment income	$ 34,927	$ 30,554	$ 23,298

At December 31, 2012 and 2011, the carrying value of all deposits with state insurance departments was $88.5 million and $79.0 million, respectively. These deposits consisted of fixed maturity investments, certificates of deposit and money market funds.

6. Long-term Debt

At December 31, 2012 and December 31, 2011, long-term debt outstanding was $12.0 million and $22.0 million, respectively.

On November 19, 2012, the Company replaced its $50.0 million credit agreement with a $100.0 million unsecured credit agreement (the "Credit Agreement") that terminates in November 2017, which includes a sublimit of $10.0 million for letters of credit. The Company has the ability to increase the line of credit to $125.0 million subject to the Credit Agreement's accordion feature. Amounts borrowed bear interest at either (1) a LIBOR rate plus an applicable margin ranging from 0.750% to 1.000% based on the Company's A.M. Best insurance group rating, or (2) a rate per annum equal to the greater of (a) the administrative agent's prime rate, (b) 0.5% in excess of the federal funds effective rate, or (c) 1.0% in excess of the one-month LIBOR rate. Based on the Company's A.M. Best insurance group rating of "A" at December 31, 2012, the Company would pay interest at the LIBOR rate plus 0.875%. At December 31, 2012, the interest rate on this debt is equal to the three-month LIBOR (0.311% at December 31, 2012) plus 87.5 basis points, with interest payments due quarterly. Commitment fees on the average daily unused portion of the Credit Agreement also vary with the Company's A.M. Best insurance group rating and range from 0.075% to 0.125%, or 0.100% at December 31, 2012.

The Credit Agreement requires the Company to maintain specified financial covenants measured on a quarterly basis, including minimum consolidated net worth and a maximum debt to capital ratio. In addition, the Credit Agreement contains certain affirmative and negative covenants customary for facilities of this type, including negative covenants that limit or restrict the Company's ability to, among other things, pay dividends, incur additional indebtedness, effect mergers or consolidations, make investments, enter into asset sales, create liens, enter into transactions with affiliates and other restrictions customarily contained in such agreements. As of December 31, 2012, the Company was in compliance with all covenants.

Interest paid on long-term debt during the years ended December 31, 2012, 2011 and 2010 was $0.5 million, $0.2 million and $0.3 million, respectively.

7. Income Taxes

Income tax expense (benefit) was as follows:

	Year Ended December 31,		
	2012	2011(1)	2010(1)
	(Dollars in thousands)		
Current federal income tax provision	$ 14,477	$ 16,907	$ 23,650
Current state income tax provision	84	550	287
Deferred federal income tax benefit	(1,026)	(2,344)	(11,335)
	$ 13,535	$ 15,113	$ 12,602

(1) 2011 and 2010 results have been retrospectively adjusted for the changes to accounting for deferred policy acquisition costs required under ASU 2010-26.

A reconciliation of the provision for income taxes for financial reporting purposes and the provision for income taxes calculated at the statutory rate of 35% is as follows:

	Year Ended December 31,		
	2012	2011(1)	2010(1)
	(Dollars in thousands)		
Federal income tax expense at statutory rate	$ 16,740	$ 17,731	$ 18,222
Effect of:			
Tax-exempt investment income	(3,737)	(3,076)	(1,862)
Change in valuation allowance on net capital losses	—	—	(810)
Gain on bargain purchase	—	—	(2,609)
Other items, net	532	458	(339)
	$ 13,535	$ 15,113	$ 12,602

(1) 2011 and 2010 results have been retrospectively adjusted for the changes to accounting for deferred policy acquisition costs required under ASU 2010-26.

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets and liabilities in the Consolidated Balance Sheets were as follows:

	December 31,	
	2012	2011(1)
	(Dollars in thousands)	
Deferred Tax Assets:		
Unearned premiums	$ 16,341	$ 13,952
Unpaid losses and loss adjustment expenses	19,630	18,821
Assessments and fees payable	1,801	1,632
Realized losses on investments, primarily impairments	5,376	5,873
Accrued compensation	3,216	3,565
Limited partnership investments	827	1,167
Other, net	2,406	3,314
	49,597	48,324
Deferred Tax Liabilities:		
Deferred policy acquisition costs	(8,836)	(8,611)
Unrealized gains on investments	(17,034)	(9,456)
Intangible assets	(2,924)	(3,023)
Other, net	(920)	(993)
Total deferred tax liabilities	(29,714)	(22,083)
Net deferred income tax assets	$ 19,883	$ 26,241

(1) 2011 results have been retrospectively adjusted for the changes to accounting for deferred policy acquisition costs required under ASU 2010-26.

Federal income taxes paid, net of refunds, for 2012, 2011 and 2010 were $15.1 million, $28.6 million and $17.0 million. At December 31, 2012 and 2011, income taxes payable were $6.9 million and $0.8 million, respectively.

Management has reviewed the recoverability of the deferred tax assets and believes that the amount will be recoverable against future earnings.

The Company had no liability recorded for unrecognized tax benefits at December 31, 2012 and 2011. In addition, the Company has not accrued for interest and penalties related to unrecognized tax benefits. However, if interest and penalties would need to be accrued related to unrecognized tax benefits, such amounts would be recognized as a component of the provision for federal income taxes.

The Company files income tax returns in the U.S. federal jurisdiction and various state and U.S. territory jurisdictions. With limited exceptions, the Company is no longer subject to U.S. federal or state income tax examination for years before 2009.

8. Shareholders' Equity and Stock-Based Compensation

The Company grants options and other stock awards to officers and key employees of the Company under the LTIP. At December 31, 2012, there were options for 519,638 shares outstanding and 567,330 of the Company's common shares reserved for issuance under the LTIP. Treasury shares are used to fulfill the options exercised and other awards granted. Options and restricted shares vest pursuant to the terms of a written grant agreement. Options must be exercised no later than the tenth anniversary of the date of grant. As set forth in the LTIP, the Compensation Committee of the Board of Directors may accelerate vesting and exercisability of options.

The Company recognized stock-based compensation expense, inclusive of options forfeited during the years, of $0.7 million for both the years ended December 31, 2012 and 2011, and $0.6 million for the year ended December 31, 2010. Both the 2012 and 2011 expense includes $0.3 million for restricted stock awards. The 2010 expense includes $0.4 million for a stock bonus and restricted stock awards. Related income tax benefits were approximately $0.1 million for the year ended December 31, 2012 and $0.2 million for both the years ended December 31, 2011 and 2010. The Company has included stock-based compensation expense with the "Other operating and general expenses" line item in the Consolidated Statements of Income.

A summary of the activity in the LTIP is as follows:

	Year Ended December 31, 2012			
	Total Options Outstanding			
	Shares	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Remaining Contractual Term
Options outstanding, beginning of year	601,085	$ 19.50	$ 6.85	
Forfeited	-	-	-	
Exercised	(181,447)	17.16	7.04	
Granted	100,000	25.73	7.35	
Options outstanding, end of year	519,638	$ 21.51	$ 6.88	6.1 years
Options exercisable, end of year	247,638	$ 19.56	$ 7.81	3.2 years

	Year Ended December 31, 2012		
	Total Nonvested Shares		
	Shares	Weighted Average Grant Date Fair Value	
Nonvested share, beginning of year	73,800	$	31.77
Granted	-		-
Vested	(13,800)		30.28
Forfeited	-		-
Nonvested share, end of year	60,000	$	32.11

The Company uses the Black-Scholes option pricing model to calculate the fair value of its option grants. Due to a lack of historical data, the Company uses the Securities and Exchange Commission's (the "SEC") simplified method of calculating expected term for all grants made in 2012, 2011 and 2010. The fair value of options granted was computed using the following weighted-average assumptions as of grant date:

	Year Ended December 31,		
	2012	2011	2010
Risk-free interest rate	1.3%	1.9%	2.8%
Expected option life	6.5 years	6.5 years	6.5 years
Expected stock price volatility	32.5%	32.9%	33.1%
Dividend yield	1.6%	1.7%	1.6%
Weighted average fair value of options granted during year	$ 7.35	$ 6.40	$ 5.54

At December 31, 2012, 2011 and 2010 the aggregate intrinsic value of options outstanding were $3.8 million, $3.1 million and $1.7 million, respectively. The aggregate intrinsic value of all options that were exercisable at December 31, 2012, 2011 and 2010 was $2.8 million, $2.7 million and $1.9 million, respectively. The intrinsic value of options exercised was $1.7 million for the year ended December 31, 2012, and $0.3 million for both the years ended December 31, 2011 and 2010, respectively. The total fair value of shares vested during the years ended December 31, 2012, 2011, and 2010 was $0.2 million, $0.8 million and $1.0 million, respectively.

The following table sets forth the remaining compensation cost yet to be recognized for unvested stock-option awards and nonvested shares of common stock awards that have been awarded as of December 31, 2012:

	Stock Option Awards	Nonvested Shares
	(Dollars in thousands)	
2013	$ 284	$ 292
2014	267	292
2015	211	292
2016	188	292
2017 and thereafter	45	-
Total remaining compensation expense	$ 995	$ 1,168

9. Employee Benefit Plan

Employees of the Company may participate in the National Interstate Savings and Profit Sharing Plan (the "Savings Plan"). Contributions to the profit sharing portion of the Savings Plan are made at the discretion of the Company and are based on a percentage of employees' earnings after their eligibility date. Company contributions made prior to December 31, 2006 vest after five years of service and contributions made subsequent to December 31, 2006 vest after three years of service. Profit sharing expense was $0.9 million for the year ended December 31, 2012 and was $0.6 million for both the years ended December 31, 2011 and 2010.

The Savings Plan also provides for tax-deferred contributions by employees. Participants may elect to have their funds (savings contributions and allocated profit sharing distributions) invested in their choice of a variety of investment vehicles offered by an unaffiliated investment manager. The Savings Plan does not provide for employer matching of participant contributions. The Company does not provide other postretirement and postemployment benefits. Effective August 2007, participants in the Plan can choose to invest in the Company's common shares as an investment option.

10. Earnings Per Common Share

The following table sets forth the computation of basic and diluted net income per share:

	Year Ended December 31,		
	2012	2011(1)	2010(1)
	(In thousands, except per share data)		
Net income	$ 34,294	$ 35,548	$ 39,459
Weighted average shares outstanding during period	19, 446	19,371	19,343
Additional shares issuable under employee common stock option plans using treasury stock method	133	120	109
Weighted average shares outstanding assuming exercise of stock options	19,579	19,491	19,452
Net income per share:			
Basic	$ 1.76	$ 1.84	$ 2.04
Diluted	$ 1.75	$ 1.82	$ 2.03

(1) 2011 and 2010 results have been retrospectively adjusted for the changes to accounting for deferred policy acquisition costs required under ASU 2010-26.

For the year ended December 31, 2012, 2011 and 2010, there were 214,468, 247,152 and 274,315, respectively, outstanding options and restricted shares excluded from dilutive earnings because they were anti-dilutive.

11. Transactions with Related Parties

The Company's principal insurance subsidiary, NIIC, is involved in both the cession and assumption of reinsurance. NIIC is a party to a reinsurance agreement, and NIIA, a wholly-owned subsidiary of the Company, is a party to an underwriting management agreement with Great American. As of December 31, 2012, Great American owned 51.9% of the outstanding shares of the Company. The reinsurance agreement calls for the assumption by NIIC of all of the risk on Great American's net premiums written for public transportation and recreational vehicle risks underwritten pursuant to the reinsurance agreement. NIIA provides administrative services to Great American in connection with Great American's underwriting of these risks. The Company also cedes premium through reinsurance agreements with Great American to reduce exposure in certain of its property and casualty insurance programs.

The table below summarizes the reinsurance balance and activity with Great American:

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Assumed premiums written	$ 2,390	$ 3,716	$ 3,916
Assumed premiums earned	2,815	4,013	3,427
Assumed losses and loss adjustment expense incurred	1,952	4,398	2,021
Ceded premiums written	69	440	2,170
Ceded premiums earned	127	1,168	2,447
Ceded losses and loss adjustment expense recoveries	1,108	2,150	2,889
Payable to Great American as of year end	41	10	150

During the second quarter of 2011, Florida recreational vehicle risks previously written through Great American were transitioned to TCC, thus accounting for the decline in assumed premiums written and earned from Great American. The decline in risks ceded to Great American is representative of the fact that Great American currently only participates as a reinsurer on one of NIIC's reinsurance treaties as compared to three treaties in 2011.

Effective October 1, 2012, the Company entered into an agreement with American Money Management Corporation ("AMMC"), a wholly-owned subsidiary of American Financial Group, Inc., whereby AMMC will manage a portion of the Company's investment portfolio at an annual cost of 15 basis points of the portfolio's fair value. AMMC's management of this portion of the Company's portfolio commenced during the fourth quarter of 2012, with fees accrued for such services approximating $0.2 million at December 31, 2012.

Great American or its parent, AFG, perform certain services for the Company without charge including, without limitation, actuarial services and on a consultative basis, as needed, internal audit, legal, accounting and other support services. If Great American no longer controlled a majority of the Company's common shares, it is possible that many of these services would cease or, alternatively, be provided at an increased cost to the Company. This could impact the Company's personnel resources, require the Company to hire additional professional staff and generally increase the Company's operating expenses. Management believes, based on discussions with Great American, that these services will continue to be provided by the affiliated entity in future periods and the relative impact on operating results is not material.

In addition, NIIC, NIIC-HI and VIC are parties to reinsurance agreements with Validus Reinsurance, Ltd. ("Validus"), whereby Validus participates on the Company's Hawaii property quota share and workers' compensation excess of loss reinsurance treaties. During the year ended December 31, 2012, the Company's ceded premiums written and ceding commissions associated with Validus' participation on these treaties were $1.2 million and $0.4 million, respectively. These treaties were negotiated at arm's length through an independent reinsurance broker in the ordinary course of business as part of the Company's customary reinsurance evaluation and placement process. One of the Company's directors was the president and chief financial officer of Validus Holdings, Ltd., the parent of Validus during 2012 and currently serves on Validus' Board of Directors.

The Company is not substantially dependent on any individual reinsurance agreements, including the agreements with Great American and Validus. The Company does not depend on these specific reinsurers to a material extent, as other reinsurers could be obtained for those treaties or the business could be retained.

12. Reinsurance

Premiums and reinsurance activity consisted of the following:

	Year Ended December 31,		
	2012	2011	2010
		(Dollars in thousands)	
Direct premiums written	$ 564,601	$ 516,918	$ 430,555
Reinsurance assumed	8,869	9,395	8,075
Reinsurance ceded	(81,255)	(84,113)	(84,101)
Net premiums written	$ 492,215	$ 442,200	$ 354,529
Direct premiums earned	$ 531,133	$ 505,989	$ 432,281
Reinsurance assumed	8,825	9,668	7,527
Reinsurance ceded	(81,909)	(85,711)	(81,437)
Total premiums earned	$ 458,049	$ 429,946	$ 358,371
Reinsurance recoverable	$ 174,345	$ 199,081	$ 208,590

The Company cedes premiums through reinsurance agreements with reinsurers to reduce exposure in certain of its property-casualty insurance programs. Ceded losses and loss adjustment expense recoveries recorded for the years ended December 31, 2012, 2011 and 2010 were $58.0 million, $57.4 million and $50.7 million, respectively. The Company remains primarily liable as the direct insurer on all risks reinsured and a contingent liability exists to the extent that the reinsurance companies are unable to meet their obligations for losses assumed. To minimize its exposure to significant losses from reinsurer insolvencies, the Company seeks to do business with only reinsurers rated "Excellent" or better by A.M. Best Company and regularly evaluates the financial condition of its reinsurers.

13. Unpaid Losses and LAE

The following table provides a reconciliation of the beginning and ending reserve balances for unpaid losses and LAE, on a net of reinsurance basis, for the dates indicated, to the gross amounts reported in the Company's balance sheets:

	December 31,		
	2012	2011	2010
		(Dollars in thousands)	
Reserve for losses and LAE, net of related reinsurance recoverables, at beginning of year	$ 594,448	$ 596,136	$ 276,419
Net VIC reserves acquired, at fair value	-	-	282,325
Add:			
Provision for unpaid losses and LAE for claims net of reinsurance, occurring during:			
Current year	337,751	311,030	266,042
Prior years	3,257	(2,673)	(9,634)
	341,008	308,357	256,408
Deduct:			
Losses and LAE payments for claims, net of reinsurance, occurring during:			
Current year	107,135	117,593	96,182
Prior years	201,717	182,652	122,834
	308,852	300,245	219,016
Effect on loss and LAE expenses relating to the reduction in guaranteed reserves	(19,000)	(9,800)	-
Reserve for losses and LAE, net of related reinsurance recoverables, at end of year	607,604	594,448	596,136
Reinsurance recoverable on unpaid losses and LAE, at end of year	167,701	182,128	202,509
Reserve for unpaid losses and LAE, gross of reinsurance recoverables	$ 775,305	$ 776,576	$ 798,645

The foregoing reconciliation shows an increase of $3.3 million in the year ended December 31, 2012 and decreases of $2.7 million and $9.6 million in the years ended December 31, 2011 and 2010, respectively, representing unfavorable development in claims incurred in years prior to 2012 and favorable development in claims incurred in years prior to 2011 and 2010. The unfavorable development in 2012, which was concentrated in the commercial auto liability and workers' compensation lines of business, partially offset by favorable development in our remaining lines of business, resulted from the combination of settling cases and adjusting current estimates of case and incurred but not reported ("IBNR") losses for amounts more than the case and IBNR reserves carried at the end of the prior year for some of the Company's lines of business. The favorable development in 2011 and 2010 resulted from the combination of settling cases and adjusting current estimates of case and IBNR losses for amounts less than the reserves carried at the end of the prior year for most of the Company's lines of business. In 2012 and 2011, the Company also recorded favorable reserve development on the Vanliner reserves acquired in 2010. As discussed in Note 3 – "Acquisition of Vanliner Group, Inc.," this favorable development is subject to a contractual balance sheet guaranty. Accordingly, offsetting charges to loss and LAE expense were recorded in the Consolidated Statements of Income for the years ended December 31,

2012 and 2011 to record the $19.0 million and $9.8 million, respectively, relating to the development as a payable to the guarantor. In 2011, the $9.8 million reduction in reserves, as well as the associated payable to the guarantor, were partially offset by approximately $6 million of additional unpaid losses and LAE expenses, which are included in "Provision for unpaid losses and LAE for claims net of reinsurance" in the table above. The reserves related to such loss and LAE expenses are also contractually guaranteed. Management of the Company evaluates case and IBNR reserves based on data from a variety of sources including the Company's historical experience, knowledge of various factors and industry data extrapolated from other insurers writing similar lines of business.

14. Expense on Amounts Withheld

The Company invests funds in the participant loss layer for several of the ART programs. The Company receives investment income and incurs an equal expense on the amounts owed to ART participants. "Expense on amounts withheld" represents investment income that the Company remits back to ART participants. The related investment income is included in the Company's "Net investment income" line on its Consolidated Statements of Income.

For the years ended December 31, 2012, 2011 and 2010 balances related to ART programs were as follows:

	Year Ended December 31,		
	2012	2011	2010
		(Dollars in thousands)	
Investment income on amounts withheld related to alternative risk transfer programs	$ 3,953	$ 3,910	$ 3,450
Investment expense on amounts withheld related to alternative risk transfer programs	3,953	3,910	3,450
Investment balance related to alternative risk transfer programs	177,956	155,801	137,546

15. Statutory Accounting Principles

The Company's insurance subsidiaries report to various insurance departments using SAP prescribed or permitted by the applicable regulatory agency of the domiciliary commissioner. The statutory capital and surplus and statutory net income of NIIC, VIC, NIIC-HI and TCC were as follows:

	Year Ended December 31,		
	2012	2011	2010
		(Dollars in thousands)	
NIIC statutory capital and surplus	$ 269,696	$ 293,614	$ 273,647
NIIC statutory net income	52,880	30,969	19,858
VIC statutory capital and surplus	110,854	115,935	106,336
VIC statutory net income(a)	13,199	22,527	12,276
NIIC-HI statutory capital and surplus	10,925	11,458	12,040
NIIC-HI statutory net income	1,061	655	726
TCC statutory capital and surplus	16,462	16,604	16,944
TCC statutory net income	1,491	1,047	932

(a) The 2010 statutory net income of VIC represents the income for the entire statutory annual period. The Company's consolidated net income for 2010, on a GAAP basis, includes the earnings of VIC from the July 1, 2010 acquisition date. See Note 3 – "Acquisition of Vanliner Group, Inc." for additional information.

The statutory capital and surplus of VIC, NIIC-HI and TCC is included in the statutory capital and surplus of NIIC for reporting purposes.

NIIC, VIC, NIIC-HI and TCC are subject to insurance regulations that limit the payment of dividends without the prior approval of their respective insurance regulators. Without prior regulatory approval, the maximum amount of dividend that may be paid in 2013 by NIIC to the Company based on the greater of 10% of prior year surplus or net income is $52.9 million. VIC's maximum distribution to NIIC based on the greater of

10% of prior year surplus or net income, excluding realized gains is $12.3 million. NIIC-HI's and TCC's maximum distribution to NIIC based on the greater of 10% of prior year surplus or net income is $1.1 million and $1.6 million, respectively.

NIIC paid dividends of $60.0 million and $10.0 million to the Company in 2012 and 2011, respectively. Of the $60.0 million dividend paid to 2012, $39.0 million was in the form of an extraordinary dividend for which NIIC was required to receive regulatory approval by the State of Ohio. NIIC did not pay dividends to the Company in 2010. Also, in accordance with statutory restrictions each of the insurance companies' subsidiaries must meet minimum Risk-Based Capital ("RBC") levels. At December 31, 2012 NIIC, VIC, NIIC-HI and TCC exceeded the minimum RBC levels and are well in excess of minimum capital requirements set forth by the companies' respective states of domicile.

16. Commitments and Contingencies

The Company and its subsidiaries are subject at times to various claims, lawsuits and legal proceedings arising in the ordinary course of business. All legal actions relating to claims made under insurance policies are considered in the establishment of the Company's LAE reserves. In addition, regulatory bodies, such as state insurance departments, the SEC, the Department of Labor and other regulatory bodies may make inquiries and conduct examinations or investigations concerning the Company's compliance with insurance laws, securities laws, labor laws and the Employee Retirement Income Security Act of 1974, as amended.

The Company's subsidiaries also have lawsuits pending in which the plaintiff seeks extra-contractual damages from the Company in addition to damages claimed or in excess of the available limits under an insurance policy. These lawsuits, which are in various stages, generally mirror similar lawsuits filed against other carriers in the industry. Although the Company is vigorously defending these lawsuits, the outcomes of these cases cannot be determined at this time. In accordance with current accounting standards for loss contingencies and based upon information currently known to the Company, reserves are established for litigation when it is probable that a loss associated with a claim or proceeding has been incurred and the amount of the loss or range of loss can be reasonably estimated. As such, the Company has established loss and LAE reserves for lawsuits as to which the Company has determined that a loss is both probable and estimable. In addition to these case reserves, the Company also establishes reserves for claims incurred but not reported to cover unknown exposures and adverse development on known exposures. Based on currently available information, the Company believes that reserves for these lawsuits are reasonable and that the amounts reserved did not have a material effect on the Company's financial condition or results of operations. However, if any one or more of these cases results in a judgment against or settlement by the Company for an amount that is significantly greater than the amount so reserved, the resulting liability could have a material effect on the Company's financial condition, cash flows and results of operations.

As a direct writer of insurance, the Company receives assessments by state funds to cover losses to policyholders of insolvent or rehabilitated companies and other authorized fees. These mandatory assessments may be partially recovered through a reduction in future premium taxes in some states over several years. At December 31, 2012 and December 31, 2011, the liability for such assessments was $5.5 million and $4.8 million, respectively, and will be paid over several years as assessed by the various state funds.

17. Segment Information

The Company operates its business as one segment, property and casualty insurance. The Company manages this segment through a product management structure. The following table shows revenues summarized by the broader business component description, which were determined based primarily on similar economic characteristics, products and services.

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Revenue:			
Premiums Earned:			
Alternative Risk Transfer	$ 241,315	$ 204,559	$ 155,819
Transportation	148,626	151,548	125,713
Specialty Personal Lines	47,180	53,353	57,800
Hawaii and Alaska	14,175	14,171	13,687
Other	6,753	6,315	5,352
Total premiums earned	458,049	429,946	358,371
Net investment income	34,927	30,554	23,298
Net realized gains on investments	6,219	4,477	4,324
Gain on bargain purchase	-	-	7,453
Other	3,278	3,541	3,680
Total revenues	$ 502,473	$ 468,518	$ 397,126

18. Quarterly Operating Results (Unaudited)

The following are quarterly results of operations for the years ended December 31, 2012 and 2011:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year Ended
	(Dollars in thousands)				
2012					
Revenues	$ 121,879	$ 121,054	$ 125,506	$ 134,034	$ 502,473
Net income	9,746	7,265	9,019	8,264	34,294
Net income per share – basic(a)	0.50	0.37	0.46	0.42	1.76
Net income per share – diluted(a)	0.50	0.37	0.46	0.42	1.75
2011(b)					
Revenues	$ 114,357	$ 116,430	$ 116,858	$ 120,873	$ 468,518
Net income	9,418	8,059	5,829	12,242	35,548
Net income per share – basic(a)	0.49	0.42	0.30	0.63	1.84
Net income per share – diluted(a)	0.48	0.41	0.30	0.63	1.82

(a) Earnings per share are computed independently for each quarter and the full year based upon respective average shares outstanding. Therefore, the sum of the quarterly earnings per share amounts may not equal the annual amounts reported.

(b) 2011 results have been retrospectively adjusted for the changes to accounting for deferred policy acquisition costs required under ASU 2010-26.

ITEM 9 ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

ITEM 9A ***Controls and Procedures***

Our management is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Our management, with participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e)) as of December 31, 2012. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2012, to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

There have been no significant changes in our internal controls over financial reporting or in other factors that have occurred during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

In the ordinary course of business, the Company routinely enhances its information systems by either upgrading systems or implementing new systems such as the new investment accounting software system implemented in the fourth quarter of 2012. Additionally, our management may from time to time enter into agreements to have various services provided by external parties, such as the investment management agreement entered into in the fourth quarter of 2012 by the Company and American Money Management Corporation ("AMMC"), a wholly-owned subsidiary of American Financial Group, Inc., whereby AMMC now manages a portion of the Company's investment portfolio. Investment transactions executed by AMMC on behalf of management are done so in accordance with the Company's formal investment policy. There has been no change in our business processes and procedures during the quarter ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting, on pages 57 and 58, respectively, are incorporated herein by reference.

ITEM 9B ***Other Information***

None.

PART III

The information required by the following Items, except as to the information provided below under Item 10, will be included in our definitive Proxy Statement for the 2013 Annual Meeting of Shareholders, which will be filed with the SEC within 120 days after the end of our fiscal year and is incorporated herein by reference.

ITEM 10 ***Directors, Executive Officers and Corporate Governance***

Our Code of Ethics applicable to our Chief Executive Officer and Chief Financial Officer ("Code of Ethics and Conduct") is available free of charge in the Corporate Governance Section of our investor relations website (http://invest.natl.com). We also intend to disclose any future amendments to, and any waivers from (though none are anticipated), the Code of Ethics and Conduct by posting such information to the Corporate Governance Section of our website.

The information required by this Item 10 is incorporated herein by reference to the information set forth under the captions "Matters to be Considered — Proposal No. 1 Election of Class I Directors," "Management," and "Corporate Governance, Committee Descriptions and Reports" and "Nominations and Shareholder Proposals" in our Proxy Statement.

ITEM 11 *Executive Compensation*

The information required by this Item 11 is incorporated herein by reference to the information set forth under the captions "Compensation Discussion and Analysis," "Summary Compensation Table," "Grants of Plan-Based Awards," "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table", "Outstanding Equity Awards at Fiscal Year-End," "Option Exercises and Stock Vested," "Potential Payments Upon Termination or Change in Control," "Corporate Governance, Committee Descriptions and Reports" and "2012 Director Compensation" in our Proxy Statement.

ITEM 12 *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item 12 is incorporated herein by reference to the information set forth under the captions "Principal Shareholders" and "Management" in our Proxy Statement.

Equity Compensation Plan Information

The table below shows information regarding awards outstanding and common shares available for issuance (as of December 31, 2012) under the National Interstate Corporation Long Term Incentive Plan, as amended.

Equity Compensation Plans	Number of Securities to be Issued upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Approved by shareholders	519,638	$21.51	567,330
Not approved by shareholders	none	N/A	none

ITEM 13 *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item 13 is incorporated herein by reference to the information set forth under the captions "Certain Relationships and Related Transactions," "Matters to be Considered – Proposal No. 1 Election of Class I Directors" and "Corporate Governance, Committee Descriptions and Reports" in our Proxy Statement.

ITEM 14 *Principal Accountant Fees and Services*

The information required by this Item 14 is incorporated herein by reference to the information set forth under the captions "Matters to be Considered — Proposal No. 2 Ratification of Our Independent Registered Public Accounting Firm" and "Corporate Governance, Committee Descriptions and Reports" in our Proxy Statement.

PART IV

ITEM 15

(A) The following documents are filed as part of this report:

1. The Financial Statements as included in Part II, Item 8.
2. The Financial Statement Schedules listed in the following Financial Statement Schedule Index are filed as part of this report.

Index to Financial Statement Schedules

3. The Exhibits listed below are filed as part of, or incorporated by reference into, this report:

Number	Description	Filing Basis
3.1	Amended and Restated Articles of Incorporation	(1)
3.2	Amended and Restated Code of Regulations	(1)
10.1	Long Term Incentive Plan, as amended through March 16, 2009*	(10)
10.2	Deferred Compensation Plan*	(1)
10.3	Underwriting Management Agreement dated November 1, 1989, as amended, among National Interstate Insurance Agency, Inc., Great American Insurance Company, Agricultural Insurance Company, American Alliance Insurance Company and American National Fire Insurance Company	(1)
10.4	Registration Rights Agreement effective February 2, 2005 among National Interstate Corporation, Alan Spachman and Great American Insurance Company	(1)
10.5	Agreement of Reinsurance No. 0012 dated November 1, 1989 between National Interstate Insurance Company and Great American Insurance Company	(1)
10.6	Amended and Restated Employee Retention Agreement between National Interstate Insurance Agency, Inc. and David W. Michelson, dated December 28, 2007*	(5)
10.7	Employment and Non-Competition Agreement dated March 12, 2007 between National Interstate Corporation and David W. Michelson, as amended as of January 1, 2008*	(5),(8)
10.8	Restricted Shares Agreement dated March 12, 2007 between National Interstate Corporation and David W. Michelson*	(8)
10.9	Stock Bonus Agreement dated March 12, 2007 between National Interstate Corporation and David W. Michelson*	(8)
10.10	National Interstate Corporation Amended and Restated Management Bonus Plan, as amended as of November 6, 2009*	(6),(9)
10.11	Credit Agreement among National Interstate Corporation, Fifth Third Bank and U.S. Bank National Association, dated as of November 19, 2012	(7)
10.12	Purchase Agreement, dated as of April 26, 2010, among UniGroup, Inc., National Interstate Insurance Company and National Interstate Corporation	(11)
10.13	Letter Agreement, dated as of February 18, 2011, among UniGroup, Inc., National Interstate Insurance Company and National Interstate Corporation	(12)
10.14	Investment Management Agreement effective October 1, 2012 between American Money Management Corporation, National Interstate Insurance Company, National Interstate Insurance Company of Hawaii, Inc., Vanliner Insurance Company and Triumphe Casualty Company	
10.15	Form of Award Agreement for Restricted Shares and Performance Shares*	(13)
21.1	List of subsidiaries	
23.1	Consent of Independent Registered Public Accounting Firm	

Number	Description	Filing Basis
24.1	Power of attorney	
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	
101.INS	XBRL Instance Document	(14)
101.SCH	XBRL Taxonomy Extension Schema Document	(14)
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	(14)
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	(14)
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	(14)
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	(14)

* *Indicates a management contract or compensatory plan or arrangement.*

(1) *These exhibits are incorporated by reference to our Registration Statement on Form S-1 (Registration No. 333-119270).*

(2) *This information is contained in Notes to Consolidated Financial Statements at Note Five "Investments."*

(3) *This information is contained in Notes to Consolidated Financial Statements at Note Twelve "Reinsurance."*

(4) *This information is contained in Notes to Consolidated Financial Statements at Note Thirteen "Unpaid Losses and Loss Adjustment Expenses" and in Schedule III "Supplementary Insurance Information."*

(5) *This exhibit is incorporated by reference to our Form 8-K filed January 4, 2008.*

(6) *This exhibit is incorporated by reference to our Form 8-K filed September 27, 2007.*

(7) *This exhibit is incorporated by reference to our Form 8-K filed November 20, 2012.*

(8) *This exhibit is incorporated by reference to our Form 10-K filed March 14, 2007.*

(9) *This exhibit is incorporated by reference to our Form 8-K filed November 12, 2009.*

(10) *This exhibit is incorporated by reference to our Proxy statement filed March 24, 2009.*

(11) *This exhibit is incorporated by reference to our Form 8-K filed April 28, 2010.*

(12) *This exhibit is incorporated by reference to our Form 8-K filed February 23, 2011.*

(13) *This exhibit is incorporated by reference to our Form 8-K filed February 25, 2013.*

(14) *In accordance with Regulation S-T, the XBRL-related information in Exhibit 101 to the Annual Report on Form 10-K shall be deemed "furnished," not "filed."*

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

SCHEDULE II — CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED BALANCE SHEETS

	December 31, 2012	December 31, 2011
	(In thousands, except per share data)	
ASSETS		
Investment in subsidiaries	$ 340,887	$ 351,454
Investments:		
Fixed maturities available-for-sale, at fair value (cost of $1,000 and $1,000, respectively)	837	837
Equity securities available-for-sale, at fair value (cost of $21 and $21, respectively)	62	50
Total investments	899	887
Receivable from subsidiary	8,285	6,610
Cash and cash equivalents	13,878	11,246
Property and equipment, net	3,419	3,947
Other assets	2,766	3,313
Total assets	$ 370,134	$ 377,457
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Long-term debt	$ 12,000	$ 22,000
Other liabilities	4,186	6,558
Total liabilities	16,186	28,558
Shareholders' equity:		
Preferred shares – no par value		
Authorized – 10,000 shares		
Issued – 0 shares	-	-
Common shares - $0.01 par value		
Authorized – 50,000 shares		
Issued – 23,350 shares, including 3,759 and 3,952 shares, respectively, in treasury	234	234
Additional paid-in capital	54,788	51,295
Retained earnings	272,618	285,403
Accumulated other comprehensive income	31,634	17,561
Treasury shares	(5,326)	(5,594)
Total shareholders' equity	353,948	348,899
Total liabilities and shareholders' equity	$ 370,134	$ 377,457

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

SCHEDULE II — CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF INCOME

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Revenues:			
Fees from subsidiaries	$ 21,817	$ 20,000	$ 18,125
Net investment income	7	3	100
Net realized gains on investments	-	-	187
Total revenues	21,824	20,003	18,412
Expenses:			
General and administrative expenses	23,007	21,248	19,254
Interest expense	279	225	291
Total expenses	23,286	21,473	19,545
Loss before income tax benefit and equity in undistributed income of subsidiaries	(1,462)	(1,470)	(1,133)
Income tax benefit	(512)	(515)	(397)
Loss before equity in undistributed income of subsidiaries	(950)	(955)	(736)
Equity in undistributed income of subsidiaries, net of tax	35,244	36,503	40,195
Net income	$ 34,294	$ 35,548	$ 39,459

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

SCHEDULE II — CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Operating activities			
Net income	$ 34,294	$ 35,548	$ 39,459
Adjustments to reconcile net income to net cash (used in) provided by operating activities	(36,277)	(33,898)	(40,575)
Net cash (used in) provided by operating activities	(1,983)	1,650	(1,116)
Investing activities			
Distributions from subsidiaries	60,000	15,000	-
Purchases of investments	-	(4,218)	(5,885)
Proceeds from sale or maturities of investments	-	4,565	10,814
Purchase of property and equipment	(1,400)	(1,136)	(3,181)
Net cash provided by investing activities	58,600	14,211	1,748
Financing activities			
Additional long-term debt borrowings	28,500	2,000	31,500
Reductions of long-term debt	(38,500)	-	(26,500)
Net tax effect from exercise/vesting of stock-based compensation	67	154	31
Issuance of common shares from treasury upon exercise of stock options or stock award grants	3,027	214	497
Cash dividends paid on common shares	(47,079)	(7,007)	(6,231)
Net cash used in financing activities	(53,985)	(4,639)	(703)
Net increase (decrease) in cash and cash equivalents	2,632	11,222	(71)
Cash and cash equivalents at beginning of year	11,246	24	95
Cash and cash equivalents at end of year	$ 13,878	$ 11,246	$ 24

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

SCHEDULE III — SUPPLEMENTARY INSURANCE INFORMATION

	Deferred Policy Acquisition Costs (1)	Liability for Unpaid Losses and LAE	Unearned Premiums	Earned Premiums	Net Investment Income	Losses and LAE	Amortization of Deferred Policy Acquisition Costs(1)	Other Underwriting Expenses	Net Premiums Written
					(In thousands)				
Year ended December 31, 2012	$ 25,246	$ 775,305	$ 266,126	$ 458,049	$ 34,927	$ 341,008	$ 79,351	$ 10,566	$ 492,215
Year ended December 31, 2011	24,603	776,576	232,548	429,946	30,554	308,357	78,677	9,183	442,200
Year ended December 31, 2010	21,008	798,645	221,903	358,371	23,298	256,408	58,948	8,768	354,529

(1) Information as of and for the years ended December 31, 2011 and 2010 has been retrospectively adjusted for the changes to accounting for DPAC required under ASU 2010-26.

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

SCHEDULE V — VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Additions: Charged/(Credited) to Expenses	Additions: Charged to Other Accounts	Deductions (a)	Balance at End of Period
			(In thousands)		
Year ended December 31, 2012					
Premiums in course of collection ...	$ 2,662	$ 275	$ -	$ 128	$ 2,809
Year ended December 31, 2011					
Premiums in course of collection ...	1,915	1,042	-	295	2,662
Year ended December 31, 2010					
Premiums in course of collection ...	963	1,299	-	347	1,915

(a) Deductions include write-offs of amounts determined to be uncollectible.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

NATIONAL INTERSTATE CORPORATION

By: /s/ DAVID W. MICHELSON
Name: David W. Michelson
Title: President and Chief Executive Officer

Signed: March 8, 2013

Pursuant to the requirements of Section 12 or 15(d) of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacity and on the dates indicated.

Signature	Title	Date
/s/ DAVID W. MICHELSON David W. Michelson	Director, President and Chief Executive Officer (Principal Executive Officer)	March 8, 2013
/s/ JULIE A. MCGRAW Julie A. McGraw	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 8, 2013
/s/ JOSEPH E. (JEFF) CONSOLINO* Joseph E. Consolino	Chairman of the Board	March 8, 2013
/s/ THEODORE H. ELLIOTT, JR.* Theodore H. Elliott, Jr.	Director	March 8, 2013
/s/ GARY J. GRUBER* Gary J. Gruber	Director	March 8, 2013
/s/ KEITH A. JENSEN* Keith A. Jensen	Director	March 8, 2013
/s/ DONALD D. LARSON* Donald D. Larson	Director	March 8, 2013
/s/ VITO PERAINO* Vito Peraino	Director	March 8, 2013
/s/ JOEL SCHIAVONE* Joel Schiavone	Director	March 8, 2013
/s/ DONALD W. SCHWEGMAN* Donald W. Schwegman	Director	March 8, 2013
/s/ ALAN R. SPACHMAN* Alan R. Spachman	Director	March 8, 2013

* By Arthur J. Gonzales and Julie A. McGraw, attorneys-in-fact

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-122998) pertaining to the National Interstate Corporation Long Term Incentive Plan, and in the Registration Statement (Form S-8 No. 333-145194) pertaining to the National Interstate Savings and Profit Sharing Plan of our reports dated March 8, 2013, with respect to the consolidated financial statements and schedules of National Interstate Corporation and subsidiaries, and the effectiveness of internal control over financial reporting of National Interstate Corporation and subsidiaries, included in this Annual Report (Form 10-K) for the year ended December 31, 2012.

/s/ Ernst & Young LLP

Cleveland, Ohio
March 8, 2013

EXHIBIT 31.1

NATIONAL INTERSTATE CORPORATION
SARBANES-OXLEY SECTION 302(a) CERTIFICATIONS

I, David W. Michelson, certify that:

1. I have reviewed this annual report on Form 10-K of National Interstate Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ David W. Michelson

David W. Michelson
President and Chief Executive Officer
(Principal Executive Officer)

March 8, 2013

EXHIBIT 31.2

NATIONAL INTERSTATE CORPORATION
SARBANES-OXLEY SECTION 302(a) CERTIFICATIONS

I, Julie A. McGraw, certify that:

1. I have reviewed this annual report on Form 10-K of National Interstate Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Julie A. McGraw

Julie A. McGraw
Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

March 8, 2013

EXHIBIT 32.1

NATIONAL INTERSTATE CORPORATION

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF SARBANES-OXLEY ACT OF 2002

I, David W. Michelson, President and Chief Executive Officer of National Interstate Corporation (the "Company"), hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that (1) the annual report on Form 10-K of the Company for the fiscal year ended December 31, 2012 (the "Form 10-K"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and (2) the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ David W. Michelson

David W. Michelson
President and Chief Executive Officer
(Principal Executive Officer)

Date: March 8, 2013

A signed original of this written statement will be retained by the Registrant and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

NATIONAL INTERSTATE CORPORATION

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF SARBANES-OXLEY ACT OF 2002

I, Julie A. McGraw, Vice President and Chief Financial Officer of National Interstate Corporation (the "Company"), hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that (1) the annual report on Form 10-K of the Company for the fiscal year ended December 31, 2012 (the "Form 10-K"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and (2) the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Julie A. McGraw

Julie A. McGraw
Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: March 8, 2013

A signed original of this written statement will be retained by the Registrant and furnished to the Securities and Exchange Commission or its staff upon request.

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CORPORATE AND SHAREHOLDER INFORMATION

Directors

Joseph E. (Jeff) Consolino (2) (5)
Theodore H. Elliott, Jr. (1) (2)
Gary J. Gruber (3)
Keith A. Jensen (2) (4)
Donald D. Larson (2) (3) (4)
David W. Michelson
Vito C. Peraino (2) (3)
Joel Schiavone (1) (2) (3) (4)
Donald W. Schwegman (1)
Alan R. Spachman (2) (4)

---

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Nominating/Corporate Governance Committee
(4) Member of the Steering Committee
(5) Chairman of the Board

Principal Officers

David W. Michelson	President and Chief Executive Officer
Anthony J. Mercurio	Executive Vice President and Chief Operating Officer
Terry E. Phillips	Senior Vice President
Arthur J. Gonzales	Vice President, General Counsel and Secretary
Julie A. McGraw	Vice President and Chief Financial Officer
Gary N. Monda	Vice President and Chief Investment Officer

Investor Information

National Interstate Corporation
3250 Interstate Drive
Richfield, OH 44286-9000
Investor Relations: Gary N. Monda
Telephone: 877-837-0339
Facsimile: 330-659-8902
Email: InvestorRelations@NATL.com
Web Site: http://invest.NATL.com

Stock Transfer Agent and Registrar

First Class/Registered/Certified Mail:

Computershare
P.O. Box 43078
Providence, RI 02940-3078

Courier Services:

Computershare
250 Royall Street
Canton, MA 02021

Shareholder Services Telephone Number: (877) 581-5548 (USA, Canada, Puerto Rico)
(781) 575-2879 (Foreign)
Investor Centre™ portal: www.computershare.com/investor

Independent Registered Public Accounting Firm

Ernst & Young LLP, Cleveland, Ohio

Annual Meeting

The Annual Meeting of Shareholders will be held Thursday, May 2, 2013, at 9:00 AM at the Company's Headquarters: 3250 Interstate Drive, Richfield, OH 44286-9000.

Stock Symbol

The Company's stock is traded on the Nasdaq Global Select Market under the symbol "NATL."

AN INSURANCE EXPERIENCE BUILT AROUND YOU.



NATIONAL INTERSTATE

3250 Interstate Drive
Richfield, Ohio 44286
www.natl.com